As confidentially submitted to the Securities and Exchange Commission on November 21, 2019.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PROCORE TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	73-1636261
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6309 Carpinteria Avenue

Carpinteria, California 93013

(866) 477-6267

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Craig F. Courtemanche, Jr.

President and Chief Executive Officer

Procore Technologies, Inc.

6309 Carpinteria Avenue

Carpinteria, California 93013

(866) 477-6267

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rachel B. Proffitt Bradley M. Libuit Jon C. Avina Peter N. Mandel Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Benjamin C. Singer Chief Legal Officer and Corporate Secretary Procore Technologies, Inc. 6309 Carpinteria Avenue Carpinteria, California 93013 (866) 477-6267	Steven B. Stokdyk Latham & Watkins LLP 10250 Constellation Blvd. Los Angeles, CA 90067 (424) 653-5500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2020

                Shares

Common Stock

This is an initial public offering of shares of common stock of Procore Technologies, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $        and $        per share. We intend to apply to list our common stock on the                 under the symbol “                .”

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2020.

Goldman Sachs & Co. LLC	J.P. Morgan

Prospectus dated                     , 2020

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” and “Procore” refer to Procore Technologies, Inc.

PROCORE TECHNOLOGIES, INC.

Overview

Our mission is to connect everyone in construction on a global platform.

We are a leading provider of cloud-based construction management software, and are helping transform one of the oldest, largest, and least digitized industries in the world. We focus exclusively on construction, connecting and empowering the industry’s key stakeholders, such as owners, general contractors, specialty contractors, architects, and engineers, to collaborate from any location, on any internet-connected device. Our platform is modernizing construction management by providing real-time access to critical project information, simplifying complex workflows, and enabling seamless communication among key stakeholders. Adoption of our platform helps customers increase productivity and efficiency, reduce rework and costly delays, improve safety and compliance, and enhance accountability.

In short, we build software that helps build the world.

Construction is critical to the global economy but is in need of digitization. Construction represented approximately 13% of global gross domestic product, or GDP, and employed 7% of the global workforce in 2017. The adoption of technology by the industry, especially at the jobsite, has historically been constrained by the lack of internet, Wi-Fi, and mobile connectivity. Much of the industry still relies on legacy methods of project management, such as paper, email, fax, and on-premise software. These tools were not designed to address the unique collaboration needs of the industry. As a result, project delays, rework, and cost overruns are common.

The lack of collaboration among stakeholders has contributed to a lower rate of labor productivity growth in the construction sector, approximately one-third that of the global rate over the last two decades. The industry is among the most inefficient, with an average of 52% of rework caused by poor project data and communication, representing a worldwide cost of $280 billion in 2018. It is also among the most dangerous, with one in five U.S. private industry worker deaths in 2017 linked to construction. Additionally, the industry faces an extremely challenging labor dynamic, with 93% of contractors indicating that they are facing difficulties finding skilled workers. Innovations in technology, combined with the limitations of legacy solutions and constraints in the construction labor market, provide us with the opportunity to leverage our market leadership position to help drive digital transformation in the construction industry.

We have established our market leadership through an approach focused on serving the unique needs of the construction industry. We work directly with stakeholders to develop the products they need and provide high-quality support, available to all users at no additional charge. Our four product categories, Preconstruction, Project Management, Resource Management, and Financial Management, automate workflows, provide real-time visibility, and support collaboration across key stages of the construction project lifecycle. Each of our products can be accessed from the office or the jobsite on computers, smartphones, and tablets, enabling users to work wherever the job requires. Our open application programming interfaces, or APIs, and our application marketplace, or App Marketplace, allow our customers to integrate our products with their internal systems and over              third-party applications, including accounting, document management, and scheduling software, providing our users with choice and flexibility, and demonstrably increasing the stickiness of our platform.

We serve customers ranging from small businesses managing a couple million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the commercial, residential, industrial, and infrastructure segments of the construction industry. The price of our subscriptions is generally based on the number and mix of products a customer subscribes to and the fixed aggregate dollar volume of construction work contracted to run on our platform annually, which we refer to as annual construction volume. As our customers subscribe to additional products, or increase the annual construction volume contracted to run on our platform, we generate more revenue. Our customers rely on our platform to help run their businesses as evidenced by the fact they have used our platform to create an aggregate of              projects representing $         billion of construction volume since January 1, 2014, with              projects created in 2019 alone.

Our business model is designed to encourage rapid, widespread adoption of our products by allowing for unlimited users, meaning we do not charge a per-seat or per-user fee. As such, customers can invite all project participants, or users, to our platform. This includes customers’ employees, as well as non-paying users, which we call collaborators. In 2019, on average, each customer brought approximately              users onto our platform. In addition, over                  users engaged with our platform in 2019, of which collaborators comprised more than     %. Once collaborators have used our platform, they may evangelize Procore on future projects and potentially become customers, which we believe creates a flywheel effect that has helped increase our customer count from 4,384 as of December 31, 2017 to             as of December 31, 2019.

Our success in building our customer base, expanding usage for existing customers, and helping digitize the industry has allowed us to achieve significant growth. We generated revenue of $112.3 million in 2017, $186.4 million in 2018, and $             million in 2019, representing year-over-year growth of 66% in 2018 and     % in 2019. We had net losses of $55.5 million in 2017, $56.7 million in 2018, and $             million in 2019.

Our Industry

Despite being one of the largest industries in the world, construction has been slower to adopt innovations in process and technology, and is in the early stages of digitization. Given growing pressures on the industry, key stakeholders face an increasing imperative to adopt modern technology or jeopardize future business success.

Construction represents one of the largest industries in the world and is in the early stages of digitization.

Annual worldwide construction spend, which consists of new construction and ongoing maintenance and modifications, is expected to grow from approximately $10 trillion in 2017 to approximately $14 trillion by 2025, according to McKinsey. Despite the industry’s large scale, it has historically lagged behind nearly every other industry in digitization. According to McKinsey’s Industry Digitization Index, construction ranks second from the bottom in digitization across all major sectors, above only agriculture and hunting. We believe that a principal reason for this is that, prior to the proliferation of the internet, Wi-Fi, and mobile devices, this field-based industry faced technology adoption barriers that other industries did not have to overcome.

The growth outlook for the construction industry is strong and favorable, driven by population growth, urbanization, and the need for ongoing maintenance.

•	Global population growth coupled with ongoing urbanization is driving the need for more construction.

•	Ongoing maintenance and repairs require billions of dollars of annual construction.

The construction ecosystem is highly fragmented.

The construction industry relies on coordination among a highly fragmented group, including key stakeholders such as owners, general contractors, specialty contractors, architects, and engineers. These stakeholders engage in financing, designing, building, and maintaining commercial, residential, industrial, and infrastructure projects while navigating varying responsibilities, risk profiles, and motives. Completing a project safely, on time, and within budget requires collaboration between stakeholders across work streams, managing information disparities, and navigating increasing contractual and regulatory complexity.

Key stakeholders in the construction ecosystem are:

•

Owners.    Owners initiate construction projects, secure financing from lenders and other sources of capital, work with architects, engineers, and consultants on building design, hire general contractors to manage the construction process, and are the ultimate decision-makers throughout a project. Owners include corporations, universities, government entities, and commercial and residential real estate developers.

•

General contractors.    General contractors coordinate the entire construction project and fulfill the demands of owners while simultaneously maintaining oversight and responsibility for specialty contractors and other vendors.

•

Specialty contractors.    Specialty contractors are hired by general contractors for their specialized skills, such as mechanical, electrical, plumbing, roofing, or concrete trades, and perform the vast majority of construction work.

•

Architects and engineers.    Architects and engineers work together to develop building plans and designs, collaborating directly with owners and general contractors. Typically architects are responsible for designing the aesthetic look and feel of a structure, while engineers focus on safety and functionality, materials, and structural design.

The construction industry has four defining characteristics.

•

Construction is a custom business.    Construction projects are typically custom and each one brings its own distinctive combination of dynamic variables, including unique product teams, design, materials, terrain, regulations, and schedules.

•

The workforce is mobile and decentralized.    Construction happens on the jobsite, not at the office, which increases the importance of mobile access to project data. Construction workers often operate with out-of-date or incomplete project information and struggle to collaborate effectively with other stakeholders, leading to mistakes that may translate to costly rework and extended timelines. Given mistakes not only impact the progress of the project but also expose workers to safety risks, the need for mobile collaboration solutions and real-time access to instructions, designs, documentation, and reporting is becoming increasingly critical for managing and optimizing a dispersed workforce.

•

Stakeholder dynamics are complex.    Construction projects require collaboration across a wide range of stakeholders who often have a different set of interests and lack familiarity and trust with one another, yet all are interdependent and ultimately share project risks. Similarly, all project participants are adversely impacted when a project is delayed, runs over budget, or does not meet quality or safety requirements. In order to avoid related financial losses, stakeholders are often quick to redirect responsibility to other participants on a project and seek to resolve disputes in court.

•

Change is constant.    Construction project designs, schedules, and budgets are modified frequently. Construction teams typically run into unforeseen issues requiring a workaround, or the owner may decide to make a modification to the project. As a result, the design that teams set out to build rarely matches the finished product. An event as small as a delayed inspection that adjusts worker schedules, or as significant as discovering an unexpected boulder during excavation that requires special equipment to remove, can trigger costly changes to a project’s schedule and require timely communication to teams on the ground to minimize or avoid mistakes.

Legacy approaches to managing project workflows, financials, and risks were not designed for a field-driven workforce and contribute to project inefficiencies.

Historically, construction industry participants regularly stored physical copies of project documents in binders and boxes. Legacy software solutions were often not user-friendly or lacked collaboration and integration capabilities. Further, software was not easily accessible on a computer, smartphone, and tablet, at both the construction site and the office, and by the wide range of stakeholders on a construction project. According to an FMI report, time spent on non-optimal activities such as dealing with mistakes and rework, looking for project data, and handling conflict resolution cost the U.S. construction industry an estimated $177.5 billion in labor costs in 2018. In addition, the European Commission estimates that construction and demolition waste accounts for approximately 25%–30% of all waste generated in the European Union, which we believe is generally representative of the construction industry’s contribution to global waste levels.

Multiple catalysts have emerged to bring construction into the digital age.

Recent advancements of key technologies such as cloud computing, mobile networks, and smart devices are disrupting legacy approaches by making technology adoption significantly easier in the construction industry. Simultaneously, other drivers such as labor shortages and general shifts in the labor market, mounting technical and regulatory complexity of construction projects, and the growing importance of data to aid in decision-making are increasingly compelling stakeholders to change their historic practices. Stakeholders that fail to digitize their business models sacrifice efficiency, productivity, and safety, and risk being outpaced by their competitors as the use of technology solutions increasingly becomes the industry standard.

The construction industry needs an end-to-end, cloud-based software platform.

The construction industry is experiencing a transformation driven by innovations in technology and rising pressures on stakeholders, ranging from labor shortages to increasing project complexity. We believe that in order to truly improve the lives of everyone in construction, it is essential that modern construction management software is accessible by all project team members from any location and on any internet-connected device. The solution needs to address the specific workflows of all key stakeholders on a project, while providing a platform that both integrates with other solutions in the market and provides a single, centralized system of record on every project, across the entire project lifecycle.

Our Opportunity

We believe that the current total addressable market, or TAM, for construction software is large and significantly underpenetrated. McKinsey estimates that annual worldwide construction revenue in 2017 was approximately $10 trillion. Separately, Deloitte estimates that in 2017, approximately 1.5% of worldwide construction revenue was spent on IT solutions. Furthermore, Gartner estimates that in 2018, application software spending represented 6.1% of total IT spend, calculated as application software spend divided by total IT spend across all industries. We therefore estimate that the construction industry spends approximately $9.2 billion annually on application software. Based on our experience with customers, however, we believe we address a greater opportunity not yet quantified by this estimate because we are digitizing analog and manual processes which are not captured in Deloitte’s estimate of construction IT spend.

We estimate that the annual potential market opportunity for our current products is approximately $        billion. We calculate this figure by multiplying a November 2019 Frost & Sullivan estimate of the number of combined owner, general contractor, and specialty contractor companies in our addressable geographies, by our median annual recurring revenue, or ARR, as of December 31, 2019, for each company size (categorized by enterprise, mid-market, and small business). We include only geographies where we currently have focused sales and marketing efforts—the United States, Canada, Mexico, the United Kingdom, Ireland, Australia, and New Zealand. We exclude general contractors and specialty contractors with annual revenues of less than $2.5 million and owners with less than $2.5 million in annual construction spend from our addressable market estimates given we do not actively market to those organizations.

We believe there is further potential to expand our market opportunity because the median ARR is based on the current number of products purchased by our customers, which we believe will continue to gradually increase as we further penetrate our existing customer base and release additional products. As of December 31, 2019, out of              or more available products (depending on the stakeholder), only     % of our customers subscribed to four or more of our products. Moreover, several of our products have only been available for a short period of time, and we believe are in the early stages of adoption. We believe our potential market opportunity could expand further as we introduce new products that address more business needs of key stakeholders, as well as other stakeholders in the industry, such as lenders and insurers. Additionally, our estimates only contemplate international markets where we currently have focused sales and marketing efforts. As our international footprint continues to expand, we believe our potential market opportunity will increase.

Our Approach

We believe we are well positioned to extend our market leadership, not only through promoting the rapid adoption of our construction management platform, but also through our dedicated efforts to invest in and positively impact the future success of the construction community. We believe that our success is driven by the quality of our platform and our strong relationships with our customers and the broader construction industry. Our approach is based on two key elements:

•

We live and breathe construction.    Our platform and products are focused on the construction industry, and we build our products for the requirements of industry stakeholders. We have deep domain expertise and an understanding of the construction industry’s complex workflows, incentive structures, and the risks each stakeholder faces on a project. We also partner with the industry beyond providing software. Several of our initiatives, including Jobsite, our industry-focused blog site, Procore Community, our online user community forum, and Groundbreak, our annual construction industry conference, are designed to grow community engagement across our platform. We also offer additional resources to the construction community, including certified continuing education courses, training programs, online content libraries, and free software to universities, trade unions, and non-profits through our in-house social impact team, Procore.org. Collectively, these initiatives are designed to help us strengthen our credibility and affirm our value as a strategic partner to stakeholders in the construction sector.

•

We put our customers first.    We make our products intuitive and easy-to-use, whether from a computer, smartphone, or tablet in the field or in the back office, so that everyone can adopt and benefit from the power of our products. A core part of our strategy is our user-centric development culture. We engage with the construction community to understand their needs and work with our customers to develop, iterate, and improve our products and technology. We have also built a customer success organization focused on helping our customers implement our products quickly and efficiently. Our customer support team provides unlimited live support to all users on our platform, as well as numerous online resources, because we believe that if all users of our platform are successful, then our customers will be successful. As of December 31, 2019, we had published over                  publicly available tutorials and FAQs. We also believe time-to-resolution is critical, which is why in 2019 our average support response time to a user support request via online chat or phone was under                 , and we had a                  positive customer support satisfaction rating.

Our Platform

We are helping revolutionize the construction industry by changing the way construction projects are managed, providing online and offline access to critical project information, simplifying complex workflows, and enabling collaboration among all project stakeholders.

We have built our platform to be modern, intuitive, and open with a modular and extensible architecture that not only includes the breadth and depth of functionality of our own products but also integrates with third party applications and our customers’ own customized applications. While we offer a broad set of products that we monetize through subscriptions, our platform also includes a wide range of technical services that are shared across our products and open APIs that enable us to extend the capabilities of our platform to the broader ecosystem of software that our customers use.

Our construction management platform offers our customers and collaborators capabilities that address a range of evolving needs throughout a project’s lifecycle, including bidding, scheduling, building information modeling, or BIM, labor tracking, financial management, and more. Our platform streamlines communication and facilitates compliance with safety and other regulatory standards, which helps increase productivity and efficiency, reduces rework and costly delays, improves safety and compliance, and enhances collaboration and accountability among key stakeholders.

We offer these industry-transforming capabilities through an integrated, user-centric platform that features four product categories, our extensive App Marketplace, our proprietary data and analytics layer, and a powerful range of shared technical services leveraged across our products.

Product Categories

•	Preconstruction. Our Preconstruction products facilitate collaboration between internal and external stakeholders during the planning, budgeting, and partner selection phase of a construction project.

•

Project Management.    Our Project Management products connect entire construction project teams by ensuring project information is aggregated in a cloud-based platform, available to all project participants, and accurate so that work on the jobsite is completed correctly.

•	Resource Management. Our Resource Management product helps customers track labor productivity and manage profitability on construction projects.

•

Financial Management.    Our Financial Management products provide customers with visibility into the financial health of their individual construction projects and portfolios and facilitate untethered access to financial data, linking the field and the office in real-time.

Our Business Model

We generate substantially all of our revenue from subscriptions to access our products and have an unlimited user model that is designed to facilitate adoption and maximize usage of our platform by all project stakeholders. We sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products and the annual construction volume contracted to run on our platform. As our customers subscribe to additional products, or increase the annual construction volume contracted to run on our platform, we generate more revenue.

Why We Win

We have a number of distinct competitive advantages that result from our deep domain expertise, singular focus on construction, user-centric approach, and broad and extensible platform:

•

We are positioned to be the construction industry’s system of record.    Our platform allows our customers to manage their construction projects and leverage their data across multiple workflows, all from a centralized platform, creating a system of record. Our products and robust App Marketplace integrations with third-party applications are designed to allow our customers to access data provided by other stakeholders on their projects and from third-party sources. Our unlimited user model enables rapid, widespread adoption of our platform and ensures project information is captured. We believe our scale, market position, and unlimited user model will help us attract more customers, collaborators, data, and developers, reducing barriers to adoption and affording us the ability to serve as the system of record for the construction industry.

•	We offer a comprehensive and integrated platform. We provide a cloud-based construction management platform with a comprehensive set of products spanning the construction lifecycle, from pre-construction to project completion. One of the core benefits of our platform approach is that our products are deeply integrated, providing a streamlined user experience and centralized access to project information.

•

We provide our users with an easy-to-use mobile application.    Our mobile application allows customers and collaborators to easily access project data from the office or the jobsite. Our user-centric mobile products are intuitive and easy-to-use, enabling all users to quickly adopt and benefit from the power of our products.

•

Procore is a trusted technology brand in the construction industry.    We strive to build trust with the construction industry such that our customers see us as a strategic partner. We believe that we have brought a new level of transparency and collaboration to an industry traditionally characterized by complex stakeholder dynamics, asymmetric risks and rewards, and conflicting interests.

•

We offer excellent customer success and support, driving ease-of-use and fast time to value.    Our customer support team provides unlimited live support to all users on our platform because we believe that if all users are successful, then our customers will be successful.

Our Growth Strategy

We intend to leverage our existing products and industry presence to establish our platform and products as the industry standard in construction, both domestically and internationally. The key elements of our strategy to accomplish these objectives are as follows:

•	maintain and advance our technology leadership;

•	acquire new customers;

•	increase spend within our customer base;

•	expand internationally;

•	extend our industry connectivity and our position as a trusted brand; and

•	pursue targeted acquisitions.

Risk Factors Summary

Investing in our common stock involves numerous risks, including the risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. The following are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:

•	our rapid growth may not be indicative of our future growth and we may fail to properly manage future growth;

•	we have a history of losses and may not be able to achieve or sustain profitability in the future;

•	our business may be significantly impacted by changes in the economy and related reductions in spend across the construction industry;

•	the construction management software industry is evolving and may not develop in ways we expect;

•

our current and future products and features may not be widely accepted by our customers, and we may not be able to respond to technological changes, changes in customer demands and preferences, or develop new products;

•	we are continuing to expand our operations outside the United States, where we may be subject to increased business, regulatory, and economic risks;

•	our business depends on a strong brand, and if we are not be able to maintain and enhance our brand, our ability to maintain and expand our customer base will be impaired;

•	our ability to increase our customer base and achieve broader market acceptance of our products will significantly depend on our ability to develop and expand our sales and marketing capabilities;

•	we operate in a competitive market, and we may not continue to compete effectively;

•	our results of operations may fluctuate, which could make our future results difficult to predict and could cause our results of operations to fall below expectations;

•	if we lose key management personnel or if we are unable to retain or hire additional qualified personnel, we may not be able to achieve our strategic objectives; and

•	our market opportunity estimates and growth forecasts included in this prospectus could prove to be inaccurate.

Corporate Information

We were incorporated as Butterfly Lane, Inc. in California in January 2002, and changed our name to Procore Technologies, Inc. in May 2002. We reincorporated in Delaware in June 2014. Our principal executive offices are located at 6309 Carpinteria Avenue, Carpinteria, CA 93013. Our telephone number is (866) 477-6267. Our website address is https://www.procore.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Procore design logo, “Procore,” “Procore Technologies,” and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Procore Technologies, Inc. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply for a certain period of time with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements;

•	exemptions from the requirements of holding a stockholder advisory vote on executive compensation and any golden parachute payments not previously approved; and

•

an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock in this offering. However, if certain events occur prior to the end of such five-year period, including if (i) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (ii) our annual gross revenues exceed $1.07 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock offered in this offering	shares

Use of proceeds

We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds for acquisitions or strategic investments in complementary businesses, products, services, or technologies, although we do not currently have any plans or commitments for any such acquisitions or investments. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“ ”

The number of shares of our common stock that will be outstanding after this offering is based on                  shares of our common stock outstanding as of December 31, 2019, and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2019, with a weighted-average exercise price of $ per share;

•	shares of our common stock subject to restricted stock units, or RSUs, outstanding as of December 31, 2019; and

•	shares of our common stock reserved for future issuance under our 2020 Equity Incentive Plan, or our 2020 Plan.

Our 2020 Plan provides for annual automatic increases in the number of shares reserved thereunder, and our 2020 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2014 Equity Incentive Plan, or 2014 Plan, that expire, terminate, are forfeited, or are repurchased by us. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Unless otherwise indicated, the information in this prospectus assumes:

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	the automatic conversion of shares of our redeemable convertible preferred stock into an equal number of shares of our common stock immediately prior to the completion of this offering;

•	no exercise of the outstanding options or settlement of the RSUs described above; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2017, 2018, and 2019 and the summary consolidated balance sheet data as of December 31, 2019, have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

You should read the following summary consolidated financial data together with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data in this section is not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,
	2017	2018	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$112,251	$186,396	$
Cost of revenue	25,353	37,401

Gross profit	86,898	148,995
Operating expenses:
Sales and marketing	77,748	112,723
Research and development	39,762	55,950
General and administrative	24,516	35,365

Total operating expenses	142,026	204,038

Loss from operations	(55,128)	(55,043)
Interest expense, net	(157)	(1,394)
Other (expense) income, net	(17)	16

Loss before provision for income taxes	(55,302)	(56,421)
Provision for income taxes	238	250

Net loss	$(55,540)	$(56,671)	$

Net loss per share, basic and diluted	$(3.15)	$(2.77)	$

Weighted-average shares used in computing net loss per share, basic and diluted	17,613,517	20,430,502

Pro forma net loss per share, basic and diluted (unaudited)(1)			$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(1)

	Year Ended December 31,
	2017	2018	2019
	(dollars in thousands)
Other Financial Data:
Gross margin(2)	77%	80%		%
Operating margin(3)	(49)%	(30)%		%
Non-GAAP gross profit(4)	$89,466	$152,440	$
Non-GAAP gross margin(4)	80%	82%		%
Non-GAAP loss from operations(4)	$(49,319)	$(44,648)	$
Non-GAAP operating margin(4)	(44)%	(24)%		%

(1)

The unaudited pro forma net loss per share and weighted-average shares used in computing pro forma net loss per share, basic and diluted, reflect the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock as of January 1, 2019, or the date of issuance if later, using the as-if converted method.

(2)	Gross margin reflects our gross profit as a percentage of revenue.
(3)	Operating margin reflects our loss from operations as a percentage of revenue.
(4)

Non-GAAP gross profit, non-GAAP gross margin, non-GAAP loss from operations, and non-GAAP operating margin are financial measures that are not calculated in accordance with GAAP. See the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

As of December 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$	$
Right of use assets-finance leases
Total assets
Deferred revenue, current and non-current
Finance lease liabilities, current and non-current
Redeemable convertible preferred stock
Total stockholders’ equity (deficit)

(1)

The pro forma column in the balance sheet data above reflects (i) the automatic conversion of an aggregate of                  shares of our outstanding redeemable convertible preferred stock into an equivalent number of shares of common stock immediately prior to the completion of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column further reflects the receipt of $         million in net proceeds from our sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the assumed offering price range set forth on the cover of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, total assets, and total stockholders’ equity (deficit) by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, total assets, and total stockholders’ equity (deficit) by $         million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have experienced rapid growth in recent periods, and such growth may not be indicative of our future growth. If we fail to properly manage future growth, our business, financial condition, results of operations, and prospects could be materially adversely affected.

We have experienced rapid growth in recent periods. Our revenue was $112.3 million in 2017, $186.4 million in 2018, and $        million in 2019. Even if our revenue continues to increase, we expect that our revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. Our overall revenue growth depends on a number of factors, including our ability to:

•	attract new customers and expand sales of subscriptions to our existing customers;

•	increase sales to owners and specialty contractors, as well as monetize additional new stakeholders;

•	develop new products, further improve our existing products, and expand our App Marketplace with additional third-party applications;

•	provide our customers and collaborators with support that meets their needs;

•	invest financial and operational resources to support future growth in our customer, collaborator, and third-party relationships;

•	expand our operations domestically and internationally;

•	retain and motivate existing personnel, and attract, integrate, and retain new personnel, particularly to our sales and marketing and engineering and product development teams;

•	successfully identify, acquire, and integrate businesses, products, or technologies that we believe could complement or expand our platform;

•	effectively plan for and model future growth; and

•	compete with other providers of construction management software.

If we are not able to maintain revenue growth or accurately forecast future growth, we may not meet analyst expectations, which would likely cause a decline in our stock price. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance.

Our opportunity for future growth also depends on changes in our customers’ budgetary constraints, regulatory and macroeconomic conditions, and economic conditions and business practices within the construction industry. To the extent we do not effectively address these risks, some of which are out of our control, our business, financial condition, results of operations, and prospects could be materially adversely affected.

We have a history of losses and may not be able to achieve or sustain profitability in the future.

We have a history of losses, and we may not achieve or maintain profitability in the future. We incurred net losses of $55.5 million in 2017, $56.7 million in 2018, and $        million in 2019. As of December 31, 2019, we had an accumulated deficit of $        million. We are not certain whether or when we will be able to achieve or sustain profitability in the future. We also expect our costs and expenses to increase in future periods as we continue to invest in growth, which could negatively affect our future results of operations if our revenue does not increase. In particular, we intend to continue to expend substantial financial and other resources on:

•	expanding our sales and marketing and customer success teams to drive new subscriptions, increase the use of our products and platform by existing customers, and support our international expansion;

•	our technology infrastructure, including systems architecture, scalability, availability, performance, and security;

•	investments in our engineering and product development teams and the development of new products and platform functionality;

•	acquisitions, joint ventures, or strategic investments; and

•	general administration, including increased legal and accounting expenses associated with being a public company.

These investments may not result in increased revenue or profitable growth. Any failure to increase our revenue as we invest in our business, or to manage our costs, could prevent us from achieving or maintaining profitability or positive cash flow. We may also incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications, delays, and other unknown events. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our business may be significantly impacted by changes in the economy and related reductions in spend across the construction industry.

Our business may be affected by changes in the economy. The construction industry in particular is impacted by economic slowdowns, tightening of economic policies, tariffs on imported goods, commodity prices, and policies that reduce government spending. Unfavorable or deteriorating market conditions, reductions in the rate of construction growth, decreases in lending activity, reductions in government spending and funding of infrastructure or other construction projects, government shutdowns, delays in the sale of voter-approved bonds, credit rating downgrades, reduced demand for public projects, and any resulting effects on spending by our customers or prospective customers, could have an adverse impact on our business. Our revenue may decrease because customers may generally choose to purchase less construction software in times of unfavorable economic conditions. Furthermore, if the construction industry experiences a decrease in overall construction volume, the amount our customers pay for our products could be reduced as we generally price our products based on a customer’s annual construction volume, which is the fixed aggregate dollar volume of construction work contracted to run on our platform annually. To the extent we do not effectively address these risks and challenges, our business, financial condition, results of operations, and prospects could be materially adversely affected.

The construction management software industry is evolving and may not develop in ways we expect.

The construction management software industry is evolving. Widespread acceptance and use of construction management technology in general, and our platform in particular, is critical to our future growth and success. While we believe that our construction management software addresses a significant market opportunity, a viable market for it may never develop or it may develop more slowly than we expect. If a viable market for construction management software does not develop further or develops more slowly than we expect, our business, financial condition, results of operations, and prospects could be materially adversely affected. Demand for construction management software in general, and our products in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

•	general awareness of construction management software;

•	availability, functionality, and pricing of products and services that compete with ours;

•	new construction methods that may be developed or become more prevalent in the future, including greater use of prefabrication methods;

•	government funding;

•	ease of adoption and use;

•	features and platform experience;

•	the reliability, performance, or perceived performance of our products and platform, including interruptions to the use of our products and platform;

•	the development and awareness of our brand; and

•	security or data privacy breaches of our products or platform.

If we are unable to successfully address these potential factors, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our current and future products and features may not be widely accepted by our customers, and we may not be able to respond to technological changes, changes in customer demands and preferences, or develop new products and functionality.

Our ability to grow our customer base and increase revenue from customers will depend heavily on our ability to enhance and improve our platform, respond to changes in customer demands and preferences, introduce new products, and interoperate across an increasing range of devices, operating systems, and third-party applications. We may introduce significant changes to our existing products or develop and introduce new and unproven products, including technologies with which we have little or no prior development or operating experience. Our customers may also demand features and capabilities that our current products do not have, or that our current platform cannot support, and we may need to invest significantly in research and development to build these features and capabilities. Any new products and features may fail to engage, retain, and increase our customer base or may suffer a lag in customer adoption. New products may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers. Competitors may also develop and introduce new products or entirely new technologies to replace our existing products, which could make our platform obsolete or adversely affect our business. There is no assurance that any enhancements to our platform or new products, features, or capabilities will be compelling to our customers or gain market acceptance. Additionally, we may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of new products, features, or capabilities. We have in the past experienced delays in our internally planned release dates of new products, features, and capabilities, and there can be no assurance that new products, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, all of which could harm our business. If our research and development investments do not accurately anticipate user demand, or if we fail to develop our products, features, or capabilities in a manner that satisfies customer needs in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our products, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We are continuing to expand our operations outside the United States, where we may be subject to increased business, regulatory, and economic risks that could materially adversely affect our business, financial condition, results of operations, and prospects.

We have customers in                countries, and                 % of our revenue in 2019 was generated from customers outside the United States. As of September 30, 2019, we have established offices in Australia, Canada, England, and Mexico to support our sales and marketing efforts in the surrounding regions. We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our products in additional languages. Any new markets or countries into which we attempt to sell subscriptions to access our products may not be receptive to our efforts. For example, we may not be able to expand further in some markets if we are not able to adapt our products to fit the needs of prospective customers in those markets or if we are unable to satisfy certain government- and industry-specific laws or regulations. In addition, future international expansion will also require considerable management attention and the investment of significant resources while subjecting us to new risks and increasing certain risks that we already face, including risks associated with:

•

recruiting and retaining talented and capable employees outside the United States, including employees who speak multiple languages and come from a wide variety of different cultural backgrounds and customs;

•	maintaining our company culture across all of our global offices;

•	providing our products and platform in different languages;

•

compliance with applicable international laws and regulations, including laws and regulations with respect to employment, construction, privacy, data protection, consumer protection, and unsolicited email, and the risk of penalties and fines against us and individual members of management or employees if our practices are deemed to be out of compliance;

•	managing an employee base in jurisdictions with differing employment regulations;

•

operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States and navigating the practical enforcement of such intellectual property rights outside of the United States;

•	the risk of changes in foreign laws that could restrict our ability to use our intellectual property outside of the foreign jurisdiction in which we developed it;

•

compliance by us and our partners with anti-corruption laws, competition laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our products or platform in certain international markets;

•

foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

•	political and economic instability;

•	changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes, and other trade barriers;

•	generally longer payment cycles and greater difficulty in collecting accounts receivable;

•

double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business. We may be unable to keep current with changes in laws and regulations as they occur. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners, and agents will comply. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions, which could materially adversely impact our business, financial condition, results of operations, and prospects.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to maintain and expand our customer base will be impaired, and our business will be harmed.

We believe that the Procore brand identity and awareness is critical to our sales and marketing efforts. We also believe that maintaining and enhancing the Procore brand is critical to maintaining and expanding our customer base and, in particular, conveying to customers and collaborators that our platform offers capabilities that address the needs of the construction ecosystem throughout the project lifecycle. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Any unfavorable publicity or perception of our products or platform or the providers of construction management software generally, could adversely affect our reputation and our ability to attract and retain customers. If we fail to promote and maintain the Procore brand, or if we incur increased expenses in this effort, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our ability to increase our customer base and achieve broader market acceptance of our products will significantly depend on our ability to develop and expand our sales and marketing capabilities, the failure of which could materially adversely impact our business, financial condition, results of operations, and prospects.

Sales of subscriptions to access our products will depend to a significant extent on our ability to expand our sales and marketing capabilities. It is difficult to predict customer demand, customer retention and expansion rates, the size and growth rate of the market, the entry of competitive products, or the success of existing competitive products. Our sales efforts involve educating prospective customers about the uses and benefits of our products and platform. We expect that we will continue to need intensive sales efforts to educate prospective customers about the uses and benefits of our construction management software, and we may have difficulty convincing prospective customers of the value of adopting our products. We plan to continue expanding our salesforce, both domestically and internationally. Identifying, recruiting, and training qualified sales representatives is time-consuming and resource-intensive, and they may not be fully-trained and productive for a significant amount of time following their hiring, if ever. In addition, the cost to acquire customers is high due to these considerable sales and marketing efforts. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. Even if we are successful in convincing prospective customers of the value of our products, they may decide not to purchase our products for a variety of reasons, some of which are out of our control. We spend substantial time and resources on our sales efforts without any assurance that our efforts will result in a sale. The failure of our efforts to secure sales after investing resources in a lengthy sales process could materially adversely affect our business, financial condition, results of operations, and prospects.

We operate in a competitive market, and we must continue to compete effectively.

The market for our products is highly competitive and rapidly changing. Certain features of our current platform compete with:

•

aggregated construction management products, including those offered by Oracle (including through its acquisitions of Primavera Systems, Aconex, and Textura), Autodesk (including through its acquisitions of PlanGrid, Assemble Systems, and BuildingConnected), and Trimble (including through its acquisitions of Viewpoint and e-Builder);

•	accounting software vendors, such as ComputerEase Software, Foundation Software, and Jonas Software;

•	point solution software vendors in various categories, including analytics, bidding, BIM, compliance, and scheduling, among others; and

•	in-house specialized tools or processes built by or for existing or prospective customers.

With the introduction of new products, technologies, and market entrants in the construction management software industry, we expect competition to intensify in the future. Further, many of our actual and potential competitors benefit from competitive advantages over us, such as better name recognition, longer operating histories, larger marketing budgets, existing or more established relationships, greater third-party integration, access to larger customer bases, and greater financial, technical, pricing and marketing strategies, and other resources. Some of our competitors may make acquisitions or enter into strategic relationships with third parties to offer a broader range of products than we do. These combinations may make it more difficult for us to effectively compete. We expect these competitive dynamics to continue as competitors attempt to strengthen or maintain their market positions.

Many factors, including our marketing, user acquisition and technology costs, and our current and future competitors’ pricing and marketing strategies, can significantly affect our pricing strategies. We currently sell our products at a premium as compared to some of our competitors. Certain competitors offer, or may in the future offer, lower-priced or free products or services that compete with our products or may bundle and offer a broader range of products or services. We may not be able to compete at such lower price points or with such product configurations. Similarly, competitors may use marketing strategies that enable them to acquire customers at a lower cost than we can. There can be no assurance that we will not be forced to engage in price-cutting initiatives or other discounts or to increase our marketing and other expenses, to attract and retain customers in response to competitive pressures, any of which could materially adversely affect our business, financial condition, results of operations, and prospects.

Our results of operations may fluctuate significantly, which could make our future results difficult to predict and could cause our results of operations to fall below expectations.

Our results of operations may vary significantly from period to period, which could materially adversely affect our business, financial condition, results of operations, and prospects. We expect that our results of operations will vary as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to increase the number of new customers and expand our existing customers’ use of our products;

•	the timing and success of new products introduced by us or our competitors;

•	the budgeting cycles, government funding of projects, and purchasing practices of customers;

•	general economic conditions, both domestically and in foreign markets;

•	reduction in construction spending in the public or private sectors;

•	changes in customer or collaborator requirements or market needs;

•	changes in the way we organize and compensate our employees;

•	whether the construction management software industry develops at all or develops more slowly than we expect;

•	our ability to successfully expand our business domestically and internationally;

•	the timing and length of our sales cycles;

•	our ability to attract, develop, motivate, and retain management and other skilled personnel;

•	the amount and timing of operating costs and capital expenditures related to the expansion of our business;

•	changes in the competitive landscape of our market, including consolidation among competitors or customers;

•	changes in our pricing policies or those of our competitors;

•	insolvency or credit difficulties affecting our customers’ ability to purchase or pay for our products;

•	significant security breaches of, technical difficulties with, or interruptions to, the use of our products or platform;

•	unusual expenses such as litigation or other dispute-related settlement payments or outcomes;

•	future accounting pronouncements or changes in our accounting policies or practices; and

•	increases or decreases in our results caused by fluctuations in foreign currency exchange rates.

If we lose key management personnel or if we are unable to retain or hire additional qualified personnel, we may not be able to achieve our strategic objectives and our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our future success is substantially dependent on our ability to attract, retain, and motivate the members of our management team and other key personnel throughout our organization. In particular, we are highly dependent on the services of Mr. Courtemanche, our founder, President, and Chief Executive Officer, who is critical to our ability to achieve our vision and strategic priorities. We rely on our management team in the areas of operations, security, research and development, sales and marketing, support, and general and administrative functions. Although we have entered into employment agreements or offer letters with our key personnel, our employees, including our executive officers, work for us on an “at-will” basis, which means they may terminate their employment with us at any time. If Mr. Courtemanche or one or more of our key personnel or members of our management team resigns or otherwise ceases to provide us with their services, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our continued success is also dependent on our ability to attract and retain other qualified personnel possessing a broad range of skills and expertise. There is significant competition for personnel with the skills and technical knowledge that we require across our product and platform development, sales, customer success, and general and administrative functions. In particular, to continue to enhance our products, develop new products, and add new and innovative functionality, it will be critical for us to continue to grow our research and development teams, including hiring highly skilled engineers, product managers, and designers with experience in designing, developing, and testing cloud-based software. We may need to offer higher compensation and other benefits to attract and retain key personnel in the future, and to attract top talent, we must offer competitive compensation packages before we have the opportunity to validate the productivity and effectiveness of new personnel. Many of the companies with which we compete for experienced personnel have greater name recognition and financial resources. If we hire employees from competitors or other companies, their former employers may attempt to assert that we or these employees have breached the employee’s legal obligations, resulting in a diversion of our time and resources. In addition, our headquarters are located near Santa Barbara, California, which is not a prominent commercial center or hub for technology companies. As a result, we may have difficulty hiring and retaining suitably skilled personnel with the qualifications and motivation to expand our business. Additionally, we may not be able to hire new personnel quickly enough to meet our needs. If we fail to meet our hiring needs or successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity, and retention could all suffer. Any of these factors could materially adversely affect our business, financial condition, operating results, and prospects.

Our market opportunity estimates and growth forecasts included in this prospectus could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and could materially adversely affect our business, financial condition, results of operations, and prospects.

This prospectus includes our internal estimates of the addressable market for our construction management software products. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. In particular, our internal estimates regarding our current and projected market opportunity, including our expectations with respect to new international markets, new products, features, and capabilities, and adoption by owners, general contractors, and specialty contractors, are difficult to predict. In addition, our internal estimates of the addressable market for our products include the potential spend of substantially all owners, general contractors, and specialty contractors in the market, and we cannot predict with precision our ability to address this demand or the extent of market adoption of our platform by each of these types of stakeholders. Furthermore, the construction industry has been slow to digitize. As a result, the estimates for our addressable market may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our business is subject to data security risks, and our data security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We, or our third-party vendors on our behalf, collect, process, store, and transmit substantial amounts of data and information, including customer data. Security incidents may occur in the future, causing unauthorized access to, loss of, or unauthorized disclosure of such information, resulting in regulatory enforcement actions, litigation, indemnification obligations, and other potential liabilities, as well as negative publicity, which could materially adversely affect our business, reputation, financial condition, results of operations, and prospects. Cyberattacks, computer malware, and other compromises of information security measures or malicious internet-based activity continue to increase, and cloud-based platform providers of products and services have been targeted, resulting in breaches of their information security, and are expected to continue to be targeted. We and our third-party vendors are at risk of suffering from similar attacks and breaches. Our products may also be subject to fraudulent usage and schemes, including third parties accessing customer accounts or viewing data from our platform. These fraudulent activities can result in unauthorized access to customer accounts and data and unauthorized use of our products. While we undertake significant efforts to protect the security and integrity of the information we collect, process, store, and transmit, we cannot entirely mitigate these risks, and there is no guarantee that inadvertent or unauthorized use or disclosure of such information will not occur or that third-parties will not gain unauthorized access to such information despite our efforts. In addition, we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on their information systems. We may not be able to anticipate or prevent all techniques that could be used to obtain unauthorized access or to compromise our systems because such techniques change frequently and are generally not detected until after an incident has occurred. Additionally, we cannot be certain that we will be able to address any vulnerabilities in our software that we may become aware of in the future. We expect similar issues to arise in the future as we continue to expand the features and functionality of our products and platform and introduce new products, and we expect to expend significant resources in an effort to protect against security incidents. In addition, any actual or suspected cybersecurity incident or other compromise of our security measures, or those of our third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, or otherwise, could result in harm to our business, damage to our brand and reputation, significant costs for remediating the effects of such an incident and preventing future incidents, lost revenue due to network downtime, and a decrease in customer and user trust. Concerns regarding privacy, data protection, and information security may also cause some of our customers to stop using our products and platform and decline to renew their subscriptions, and make it harder to acquire new customers. To the extent we do not effectively address these risks, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of personal data. We are also contractually required to notify certain customers of certain data security breaches. In addition, our customers store sensitive and confidential information on our platform, such as building plans and other information related to government works, or projects for regulated industries, such as banks and casinos. Security incidents experienced by us, or by others, such as our competitors or customers, may lead to public disclosures and widespread negative publicity for us, our customers, or the construction software industry generally.

There can be no assurance that any limitations of liability provisions in our subscriptions with customers would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms, or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could materially adversely affect our business, financial condition, results of operations, and prospects.

Any failure to offer high quality support for our customers and collaborators may harm our relationships with our customers and, consequently, our business.

While we have designed our products to be easy to adopt with minimal support, our customers depend on our customer success teams to provide implementation, training, and support services. If we do not provide effective ongoing support, our ability to sell additional products to existing customers could be adversely affected, and our reputation with prospective customers or the industry could be damaged. If we experience increased customer and collaborator demand for support, we may face increased costs that may harm our results of operations. The number of our customers and collaborators has grown significantly, which has put additional pressure on our customer success teams. If we are unable to provide efficient support services or if we need to hire additional support resources, potentially through third parties, our business, financial condition, results of operations, and prospects could be adversely affected. Additionally, our ability to acquire new customers is highly dependent on our business reputation and on positive recommendations from existing customers. Any failure to maintain high quality support, or a market perception that we do not maintain high quality support, for our customers and collaborators could materially adversely affect our business, financial condition, results of operations, and prospects.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired and our business, financial condition, results of operations, and prospects could be adversely materially affected.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of the                 . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more complex, time-consuming, and, costly and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems, and controls to accommodate such changes. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems or controls, and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports, or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on our stock price. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                 . We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the Jobs Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could cause a decline in our stock price or materially adversely affect our business, financial condition, results of operations, and prospects.

We license technology from third parties and our inability to maintain those licenses could materially adversely affect our business, financial condition, results of operations, and prospects.

We currently incorporate, and will in the future incorporate, technology that we license from third parties into our products and platform. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions where we may sell our platform. Some of our agreements with our licensors may be terminated by them for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell products containing that technology would be limited, and our business could be harmed. Additionally, if we are unable to license or continue to license technology from third parties, such as technology that helps enable our products, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer certain existing, new, or competitive products and may increase our costs. As a result, our business, financial condition, and results of operations could be materially adversely affected.

Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.

We primarily rely and expect to continue to rely on a combination of patent, patent licenses, trade secret and domain name protection, and trademark and copyright laws, as well as confidentiality and license agreements with our employees, consultants, and third parties, to protect our intellectual property and proprietary rights. In the United States and abroad, as of December 31, 2019, we had                issued patents and                 pending patent applications. We make business decisions about when to seek patent protection for a particular technology and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even when we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products or platform. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand, and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Third parties may knowingly or unknowingly infringe our proprietary rights, or may challenge our proprietary rights, and we may not be able to prevent infringement without incurring substantial expense. Additionally, pending and future patent, trademark, and copyright applications may not be approved. We have also devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, consultants, and third parties. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our products, platform, brand, and other intangible assets may be diminished, and competitors may be able to more effectively replicate our platform and its features. Any of these events could materially adversely affect our business, financial condition, results of operations, and prospects.

We may become involved in litigation that could materially adversely affect our business, financial condition, results of operations, and prospects.

As we face increasing competition and gain an increasingly higher profile, the possibility of intellectual property rights claims, commercial claims, or other claims or lawsuits being asserted against us grows. In the future, we may become a party to litigation and disputes related to our intellectual property, business practices, products, or platform. While we intend to vigorously defend these lawsuits, litigation can be costly and time-consuming, divert the attention of management and key personnel from our business operations, and dissuade prospective customers from subscribing to our products. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, our customer agreements include provisions requiring us to indemnify our customers against liabilities if our products infringe a third-party’s intellectual property rights, and we have negotiated other specific indemnities with certain of our customers, in each case, which could require us to make payments to such customers. During the course of any litigation or dispute, we may make announcements regarding the results of hearings and motions and other interim developments. If securities analysts and investors consider these announcements negative, our stock price may decline. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of third-party rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us, and we may be required to develop alternative non-infringing technology or practices or discontinue our practices. The development of alternative, non-infringing technology or practices could require significant effort and expense. Any of the above could materially adversely affect our business, financial condition, results of operations, and prospects.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success.

We believe our corporate culture fosters innovation, teamwork, passion, and focus on execution and has contributed to our success. As we grow and develop our infrastructure as a public company and expand our operations, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could harm our future success, including our ability to recruit and retain qualified personnel, innovate and operate effectively, and execute on our business strategies. If we experience any of these risks in connection with future growth, it could impair our ability to attract new customers and retain existing customers and expand their use of our platform, all of which could materially adversely affect our business, financial condition, results of operations, and prospects.

We may be unsuccessful in making, integrating, and maintaining acquisitions, joint ventures, and strategic investments.

We expect to evaluate and consider a wide array of potential strategic transactions, including acquisitions of businesses, joint ventures, new technologies, services, products, and other assets, and making strategic investments. However, we may not be able to find suitable acquisition, joint venture, and strategic investment candidates, and we may not be able to complete these transactions on favorable terms, or at all. Even if we are able to complete these transactions, they may not ultimately strengthen our competitive position or achieve our strategic goals and could be viewed negatively by existing or prospective customers, collaborators, third-party developers, regulators, investors, or others. Any of these transactions could be material to our business, financial condition, and operating results.

We may not realize the anticipated benefits of any or all of our acquisitions, joint ventures, or strategic investments in the time frame expected or at all. Valuations supporting our acquisitions and strategic investments could change rapidly. Following any such transaction, we could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could materially adversely affect our business, financial condition and operating results through the write-off of goodwill and other impairment charges.

We may have to pay cash, incur debt, or issue securities, including equity-based securities, to pay for acquisitions, joint ventures, or strategic investments, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such transaction could result in dilution to our stockholders. If we incur debt in connection with such a transaction, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business. Any of these factors could materially adversely affect our ability to consummate a transaction, our business, financial condition, results of operations, and prospects.

Our actual or perceived failure to comply with privacy, data protection, or information security laws, regulations, or obligations, or the expansion of current or the enactment of new privacy, data protection, or information security laws, regulations, or obligations, could materially adversely affect our business, financial condition, results of operations, and prospects.

There are numerous federal, state, local, and international laws and regulations regarding privacy, data protection, and information security that govern the collection, use, storage, retention, sharing, processing, transfer, disclosure, and protection of personal information and other information. The scope of these laws and regulations is expanding and evolving, subject to differing interpretations, may be inconsistent among jurisdictions, or conflict with other rules. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection, and information security. We strive to comply with any and all applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection, and information security to the extent possible. However, the regulatory framework for privacy, data protection, and information security worldwide is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. As a result, we cannot guarantee that our practices have complied, comply, or will comply fully with all such laws, regulations, and obligations.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, in May 2018, the General Data Protection Regulation, or GDPR, went into effect in the European Union, or EU. The GDPR has imposed more stringent data protection requirements, and provides greater penalties for noncompliance, than previous data protection laws, including potential penalties of up to €20 million or 4% of annual global revenues. Further, following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the EU, the United Kingdom government initiated a process to leave the EU, known as Brexit. Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, although the United Kingdom enacted a Data Protection Act in May 2018 that is designed to be consistent with the GDPR, uncertainty remains regarding how data transfers to and from the United Kingdom will be regulated. The State of California also recently enacted legislation, the California Consumer Privacy Act of 2018, or the CCPA, that will afford consumers expanded privacy protections when it goes into effect on January 1, 2020. The CCPA was recently amended, and it is possible that it will be amended again before it goes into effect. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. For example, the CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation.

Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or regulations or our policies, such violations may also put our users’ information at risk and could materially adversely affect our business, financial condition, results of operations, and prospects. Any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of our users’ content, or regarding the manner in which the express or implied consent of users for the collection, use, retention, or disclosure of such content is obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process user data or develop new products and features.

Any failure or perceived failure by us to comply with our privacy policies, privacy-, data protection- or information security-related laws, regulations, or obligations applicable to us, or other legal obligations relating to privacy, data protection, or information security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our users to lose trust in us, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could materially adversely affect our business, financial condition, results of operations, and prospects.

We are subject to a number of laws and regulations that apply generally to businesses, including laws and regulations governing the internet and the marketing, sale, and delivery of goods and services over the internet. These laws and regulations, which continue to evolve, cover, among other things, taxation, tariffs, privacy and data protection, data security, pricing, content, copyrights, distribution, mobile and other communications, advertising practices, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protection, the provision of online payment services, the design and operation of websites, and the characteristics and quality of products that are offered online. We cannot guarantee that we have been or will in the future be fully compliant with such laws and regulations in every jurisdiction, as it is not entirely clear in every jurisdiction how existing laws and regulations governing such areas apply or will be enforced. Moreover, as the regulatory landscape continues to evolve, increasing regulation and enforcement efforts by federal, state, and foreign authorities, and the prospects for private litigation claims, become more likely. In addition, the adoption of new laws or regulations, or the imposition of other legal requirements, that adversely affect our ability to market or sell our products could harm our ability to offer, or customer demand for, our products, which could impact our revenue, impair our ability to expand our product offerings, and make us more vulnerable to competition. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices and raise compliance costs or other costs of doing business.

Additionally, various federal, state, and foreign labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family leave, workplace health and safety standards, payroll taxes, citizenship requirements, and other laws and regulations.

Significant additional laws or regulations, or our failure to comply with any laws and regulations that now, or could in the future, apply to our business could materially adversely affect our business, financial condition, operating results, and prospects.

We may need to raise additional capital to grow our business, and such capital may not be available on terms acceptable to us, or at all, which could reduce our ability to compete and could materially adversely affect our business, financial condition, results of operations, and prospects.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. To support our business and operations, we will need sufficient capital to continue to make significant investments, and we may need to raise additional capital through equity or debt financings to fund such efforts. If such financing is not available to us on acceptable terms, or at all, we may be unable to fund our growth or develop new business at the rate desired, and our operating results may suffer. Debt financing increases expenses, may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. For example, covenants contained in our existing credit facility with Silicon Valley Bank, or the Credit Facility, limit our ability to pay dividends, to create, incur, or assume indebtedness or liens, to consummate certain strategic transactions, to engage in transactions with affiliates, and to make certain investments. Equity financing, or debt financing that is convertible into equity, could result in dilution to our existing stockholders and a decline in our stock price.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our future growth may require us to delay, scale back, or eliminate some or all of our operations or the expansion of our business, which could materially adversely affect our business, financial condition, operating results, and prospects.

We rely on third-party data centers, such as AWS, to host and operate our platform, and any disruption of or interference with our use of these facilities may negatively affect our ability to maintain the performance and reliability of our platform, which could cause our business to suffer.

Our customers depend on the continuous availability of our platform. We currently host our platform and serve our customers primarily using Amazon Web Services, or AWS. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our control, including:

•	the performance and availability of AWS and other third-party providers of cloud infrastructure services with the necessary speed, data capacity, and security for providing reliable services;

•

decisions by AWS and other owners and operators of the data centers where our cloud infrastructure is deployed to terminate our subscriptions, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, or prioritize the traffic of other parties;

•	physical break-ins, acts of war or terrorism, human error or interference, including by disgruntled employees, former employees, or contractors, and other catastrophic events; and

•	cyberattacks, including denial of service attacks, targeted at us, our data centers, or the infrastructure of the internet.

The adverse effects of any service interruptions on our reputation, results of operations, and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers have a low tolerance for interruptions of any duration.

To meet the performance and other requirements of our customers, we intend to continue to make significant investments to increase capacity and to develop and implement new technologies in our cloud infrastructure operations. Any renegotiation or renewal of our agreement with AWS, or a new agreement with another provider of cloud-based services, may be on terms that are significantly less favorable to us than our current agreement. Additionally, these new technologies, which include databases, application and server optimizations, network strategies, and automation, are often advanced, complex, new, and untested, and we may not be successful in developing or implementing these technologies. It takes a significant amount of time to plan, develop, and test improvements to our technologies and cloud infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. To the extent that we do not effectively scale our infrastructure to meet the needs of our growing customer base and maintain performance as our customers expand their use of our products, or if our cloud-based server costs were to increase, our business, financial condition, results of operations, and prospects could be materially adversely affected.

The experience of our users depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our platform is its broad interoperability with a range of devices, web browsers, operating systems, and third-party applications. Our App Marketplace enables customers to connect other software, applications, and data to our platform. As of December 31, 2019, our products integrated with over                  third-party applications in our App Marketplace, including accounting, analytics, bidding, and other business-critical software solutions. Accordingly, we are dependent on the accessibility of our platform across web browsers, operating systems, and the third-party applications that we oftentimes do not control. Third-party applications and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their applications that some of our customers may rely upon. If our platform has integration or operability failures with these operating systems or third-party applications, customers may not adopt our platform, and our App Marketplace may not be useful to customers, which could materially adversely affect our business, financial conditions, results of operations, and prospects.

Interruptions or performance issues associated with our products and platform could materially adversely affect our business, financial condition, results of operations, and prospects.

We have experienced, and may in the future experience, service interruptions and other performance issues due to a variety of factors. Our future growth depends in part on the ability of our existing and prospective customers to access our products and platform reliably and at any time. Certain of our customer agreements contain service level commitments, which contain specifications regarding the availability and performance of our platform. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our platform, we may be contractually obligated to provide affected customers with service credits against existing subscriptions or, in certain cases, refunds. Any service interruptions or other performance issues could negatively impact our renewal rates and harm our ability to attract new customers, and as a result could materially adversely affect our business, financial condition, results of operations, and prospects.

Additionally, our products and platform are inherently complex and may, from time to time, contain material defects or errors, particularly when new products or new features or capabilities are released. We have in the past found defects or errors in our products and platform and we may detect new defects or errors in the future. Any real or perceived errors, failures, vulnerabilities, or bugs in our products or platform could result in negative publicity or lead to data security, access, retention, or performance issues, all of which could harm our business and reputation. In addition, the costs incurred in correcting such defects or errors may be substantial. Any of these risks could materially adversely affect our business, financial condition, results of operations, and prospects.

Failures in internet infrastructure or interference with internet or Wi-Fi access could cause existing or prospective users to believe that our systems are unreliable, potentially leading our customers to decline to renew their subscriptions.

Our platform depends on our users’ internet access. Increasing numbers of users on our platform and increasing bandwidth requirements may degrade the performance of our products or platform due to capacity constraints and other internet infrastructure limitations. If internet service providers and other third parties providing internet services have outages or deteriorations in their quality of service, our users may not have access to our platform or may experience a decrease in the quality of our products. Furthermore, as the rate of adoption of new technologies increases, the networks our platform relies on may not be able to sufficiently adapt to any increased demand for our products. Frequent or persistent interruptions could cause existing or prospective users to believe that our platform is unreliable, leading them to switch to our competitors, which could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, users who access our platform through mobile devices, such as smartphones and tablets, must have an internet or Wi-Fi connection to use our products. Currently, this access is provided by a limited number of companies. These providers could take measures that degrade, disrupt, or increase the cost of user access to third-party services, including our platform, by charging increased fees to third parties or the users of third-party services, any of which would make our platform less attractive to customers and reduce our revenue.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws.

Our products and platform are subject to various restrictions under U.S. export control and sanctions laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations, and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to embargoed or sanctioned countries, governments, persons, and entities, identified by the United States, and also require authorization for the export of certain encryption items. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain cloud-based solutions to countries, governments, and persons targeted by U.S. sanctions. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted or could enact laws that could limit our ability to distribute our platform or limit our ability to implement our platform in those countries. While we have implemented certain procedures to facilitate compliance with applicable laws and regulations in connection with the collection of this information, we cannot assure you that these procedures have been effective or that we, or third parties, many of whom we do not control, have complied with all laws or regulations in this regard. Failure by our employees, representatives, contractors, partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations in the collection of this information also could have negative consequences to us, including reputational harm, government investigations, and penalties.

Although we take precautions to prevent our information collection practices from being in violation of such laws, our information collection practices may have been in the past, and could in the future be, in violation of such laws. If we or our employees, representatives, contractors, partners, agents, intermediaries, or other third parties fail to comply with these laws and regulations, we could be subject to civil or criminal penalties, including the possible loss of export privileges and fines and penalties. We may also be adversely affected through other penalties, reputational harm, loss of access to certain markets, or otherwise. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. While we are working to implement additional controls designed to prevent similar activity from occurring in the future, these controls may not be fully effective.

Changes in our platform, or changes in sanctions and import and export laws, may delay the introduction and sale of subscriptions to access our products in international markets, prevent our customers with international operations from using our platform, or in some cases, prevent the access or use of our platform to and from certain countries, governments, persons, or entities altogether. Further, any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations could result in decreased use of our platform or in our decreased ability to export or sell our platform to existing or prospective customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform could materially adversely affect our business, financial condition, results of operations, and prospects.

We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, the UK Bribery Act 2010, or Bribery Act, and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws in the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries, and other third parties from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. In the future, we may leverage third parties, including intermediaries, agents, and partners, to conduct our business in the United States and abroad, to sell subscriptions. We and these third-parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we may be held liable for the corrupt or other illegal activities of these third-party partners and intermediaries, our employees, representatives, contractors, partners, agents, intermediaries, and other third parties, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with FCPA, Bribery Act, and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws, we cannot assure you that they will be effective, or that all of our employees, representatives, contractors, partners, agents, intermediaries, or other third parties have taken, or will not take actions, in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could materially adversely affect our business, financial condition, results of operations, and prospects.

Our use of third-party open source software could negatively affect our ability to sell subscriptions to access our products and subject us to possible litigation.

We use third-party open source software. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and compliance with the open source software license terms. Accordingly, we may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Some open source software licenses require end-users, who distribute or make available across a network software and services that include open source software, to make publicly available or to license all or part of such software (which in some circumstances could include valuable proprietary code, such as modifications or derivative works created, based upon, incorporating, or using the open source software) under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of the applicable license, including claims of intellectual property rights infringement or for breach of contract. Furthermore, there exists today an increasing number of types of open source software licenses, almost none of which have been tested in courts of law to provide clarity on their proper legal interpretation. If we were to receive a claim of non-compliance with the terms of any of these open source licenses, we may be required to publicly release certain portions of our proprietary source code. We could also be required to expend substantial time and resources to re-engineer some or all of our software. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects and could help our competitors develop products and services that are similar to or better than ours.

Because we recognize revenue from subscriptions to access our products over the term of the subscription, downturns or upturns in new business will not be immediately reflected in our results of operations.

We generate substantially all of our revenue from subscriptions to access our products. We recognize revenue ratably over the term of the subscription, beginning on the date that access to our products is made available to our customer. Our subscriptions generally have annual or multi-year terms. As a result, the significant majority of our revenue is generated from subscriptions entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not significantly reduce our revenue for that quarter but could negatively affect our revenue in future periods. Accordingly, the effect of downturns or upturns in new sales and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through new subscriptions in any period.

Our ability to recognize revenue may also be affected by the length and unpredictability of the sales cycle for our products, especially with respect to larger enterprises and owners. Such customers typically undertake a significant evaluation and negotiation process due to their leverage, size, organizational structure, and approval requirements, all of which can lengthen our sales cycle. We may spend substantial time, effort, and money on sales efforts to such customers without any assurance that our efforts will produce any sales or that these customers will deploy our platform widely enough across their business to justify our substantial upfront investment. As a result, we anticipate increased sales to large enterprises will lead to higher upfront sales costs and greater unpredictability, which could materially adversely affect our business, results of operations, financial condition, and prospects.

In addition, as required by the recent revenue recognition standard under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, we disclose the transaction price allocated to remaining performance obligations. It is possible that analysts and investors could misinterpret our disclosure or that the terms of our customer subscriptions or other circumstances could cause our methods for calculating this disclosure to differ significantly from others, which could lead to inaccurate or unfavorable forecasts by analysts and investors.

Our business is subject to the risks of earthquakes, fire, floods, and other natural catastrophic events.

Our corporate headquarters are located near Santa Barbara, California, a region known for seismic activity and severe fires, and our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster, such as a fire, mudslide, flood, or significant power outage. A significant natural disaster could materially adversely affect our business, results of operations, financial condition, and prospects. In addition, climate change could result in an increase in the frequency or severity of natural disasters and cause performance problems with our technology infrastructure.

Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may experience system interruptions and reputational harm. Acts of terrorism and other geo-political unrest could also cause disruptions in our business or the business of our customers, partners, vendors, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly and could materially adversely affect our business, financial condition, results of operations, and prospects.

A portion of our customers authorize us to bill their credit card accounts directly for our products. If customers pay for their subscriptions with unauthorized credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We have also incurred charges, which we refer to as chargebacks, from the credit card companies for claims that the customer did not authorize the credit card transaction for our products. If the number of claims of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks, and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. If we fail to maintain compliance with current merchant standards or fail to meet new standards, the credit card associations could fine us or terminate their agreements with us, and we would be unable to accept credit cards as payment for our products. We may be required to pay for unauthorized credit charges and expenses with no reimbursement from the customer. Although we implement multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud. Substantial losses due to fraud or our inability to accept credit card payments would cause our customer base to significantly decrease and would harm our business.

Our results of operations, which are reported in U.S. dollars, could be adversely affected if currency exchange rates fluctuate substantially in the future.

We sell subscriptions to access our products to customers globally and have offices in Australia, Canada, England, and Mexico. As we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. Although the majority of our cash generated from sales is denominated in U.S. dollars, a small amount is denominated in foreign currencies, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates. Any of these risks could hinder our ability to predict our future results and earnings. In addition, we do not currently maintain a program to hedge exposures to non-U.S. dollar currencies.

Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations, and prospects.

The December 2017 Tax Cuts and Jobs Act, or TCJA, enacted many significant changes to the U.S. tax laws. Future guidance from the IRS and other tax authorities with respect to the TCJA may affect us, and certain aspects of the TCJA could be repealed or modified in future legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings, and the deductibility of expenses under the TCJA or future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense. The foregoing items, as well as any other future changes in tax laws, could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, it is uncertain if and to what extent various states will conform to the TCJA or any newly enacted federal tax legislation.

Tax authorities may successfully assert that we should have collected, or in the future should collect, sales and use, value added or similar taxes, and we could be subject to substantial liabilities with respect to past or future sales, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We currently collect and remit applicable sales tax and other applicable transfer taxes in jurisdictions where we, through our employees or economic activity, have a presence and where we have determined, based on applicable legal precedents, that sales of subscriptions to access our products and platform are classified as taxable. We do not currently collect and remit state and local excise, utility user, and ad valorem taxes, fees, or surcharges in jurisdictions where we believe we do not have sufficient “nexus.” There is uncertainty as to what constitutes sufficient nexus for a state or local jurisdiction to levy taxes, fees, and surcharges for sales made over the internet, and there is also uncertainty as to whether our characterization of our products and platform as not taxable in certain jurisdictions will be accepted by state and local tax authorities.

Tax authorities may challenge our position that we do not have sufficient nexus in a taxing jurisdiction or that our products and platform are not taxable in such jurisdiction and may decide to audit our business and operations with respect to sales, use, value added, goods and services, and other taxes, which could result in significant tax liabilities (including related penalties and interest) for us or our customers, which could materially adversely affect our business, financial condition, results of operation, and prospects.

The application of indirect taxes, such as sales and use, value added, goods and services, business, and gross receipts taxes, to businesses that transact online, such as ours, is a complex and evolving area. Following the recent U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states and local jurisdictions may now in certain circumstances levy sales and use tax obligations on sales of goods and services based on “economic nexus,” regardless of whether the seller has a physical presence in such jurisdiction. A number of states have already begun, or have positioned themselves to begin, requiring sales and use tax collection by online sellers. The details and effective dates of these collection requirements vary from state to state. As a result, it may be necessary for us to reevaluate whether our activities give rise to sales, use, and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on the requirements of existing or future economic nexus laws. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or may conduct business. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such obligations. The application of existing, or future indirect tax laws, whether in the United States or internationally, or the failure to collect and remit such taxes, could materially adversely affect our business, financial condition, results of operations, and prospects. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Our corporate structure and intercompany arrangements cause us to be subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We are expanding our international operations and personnel to support our business in international markets. We generally conduct our international operations through wholly-owned subsidiaries and are or may be required to report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by tax authorities in various jurisdictions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws, or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The relevant tax authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations.

We are subject to federal, state, and local income, sales, and other taxes in the United States and income, withholding, transaction, and other taxes in numerous foreign jurisdictions. Evaluating our tax positions and our worldwide provision for taxes is complicated and requires significant judgment to be exercised by our internal finance team in consultation with external advisors. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations, including those relating to income tax nexus, by recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes (including income taxes, sales taxes, and value added taxes) against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have an adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2019, we had $        million of U.S. federal and $        million of state net operating loss carryforwards available to reduce taxable income we may have in the future. It is possible that we will not generate taxable income in time to use any or all of these net operating loss carryforwards. Under legislative changes made by the TCJA, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the ability to utilize such federal net operating losses to offset taxable income is limited. It is uncertain if and to what extent various states will conform to the TCJA. In addition, federal net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code, or the Code, respectively. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. State net operating loss carryforwards and other state tax credits may be subject to similar limitations under state tax laws. We performed a study to determine whether net operating loss limitations exist under Section 382 as of December 31, 2017, and concluded that no limitations existed at such time. There were no major changes in our ownership in 2018. However, we may experience ownership changes as a result of this offering or in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards and tax credits is limited, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Risks Related to the Offering and Ownership of Our Common Stock

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our common stock. We intend to apply to list our common stock on the                ; however, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business and prospects, and the market price of our common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, the limited public float of our common stock following this offering will tend to increase the volatility of the trading price of our common stock. These fluctuations could cause you to lose all or part of your investment in our common stock, since you might not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, the following:

•	actual or anticipated changes or fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships, or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	the expiration of market stand-off or contractual lock-up agreements and sales of shares of our common stock by us or our stockholders;

•

failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in our business, or our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property rights, our products, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	any major changes in our management or our board of directors, particularly with respect to Mr. Courtemanche;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company’s securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources from our business. This could materially adversely affect our business, financial condition, results of operations, and prospects.

We have broad discretion to determine how to use the funds raised in this offering, and we may use them in ways that may not enhance our results of operations or the price of our common stock.

The principal purposes of this offering are to increase our capitalization and financial flexibility to create a public market for our stock. We currently intend to use the net proceeds from this offering for general corporate purposes, including for any of the purposes described in the section titled “Use of

Proceeds.” However, we do not currently have any specific or preliminary plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. We could spend the proceeds from this offering in ways that our stockholders may not agree with or that do not yield a favorable return. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be materially adversely affected, and the market price of our common stock could decline.

Concentration of ownership of our common stock among our existing executive officers, directors, and principal stockholders may prevent new investors from influencing significant corporate decisions, including mergers, consolidations, or the sale of us or all or substantially all of our assets.

Upon the completion of this offering, our executive officers, directors, each of our stockholders that will own more than five percent of our outstanding capital stock, and their respective affiliates will hold, in aggregate,     % of the voting power of our outstanding capital stock. Furthermore, ICONIQ Strategic Partners, one of our current stockholders and their affiliates will hold, in aggregate,     % of the voting power of our outstanding capital stock. For more information, see “Principal Stockholders.” As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. They may also have interests that differ from yours and may vote in a way you disagree with and may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing, or deterring a change of control or other liquidity event of our company, could deprive our stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale or other liquidity event, and might ultimately affect the market price of our common stock.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of shares outstanding as of December 31, 2019, upon completion of this offering, we will have                  shares of common stock outstanding, assuming no exercise by the underwriters’ option to purchase additional shares of common stock offered in this offering.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions, we, all of our directors and executive officers, and record holders of substantially all of our securities outstanding immediately prior to this offering, are subject to market stand-off agreements or have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of capital stock without the permission of                                               on behalf of the underwriters, for a period of          days from the date of this prospectus. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition,                                               may, in their sole discretion, release

all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. We may also issue shares of our common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause our stock price to decline.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

The assumed initial public offering price of $        is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock outstanding immediately following this offering, based on the total value of our pro forma as adjusted tangible assets less our total liabilities. If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share of $        per share as of December 31, 2019, based on the assumed initial public offering price of $        per share. Furthermore, if the underwriters exercise their option to purchase additional shares in full, outstanding options are exercised, we issue awards to our employees under our equity incentive plans, or we otherwise issue additional shares of our common stock, you could experience further dilution. Furthermore, subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause our stock price to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the Jobs Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) we become a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Certain provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove members of our board of directors or current management, and may adversely affect our stock price.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairperson of our board of directors, chief executive officer, or by the board of directors acting pursuant to a resolution adopted by a majority of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	certain amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of the then-outstanding voting power of our capital stock; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Our amended and restated certificate of incorporation that will be in effect at the closing of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation that will be in effect at the closing of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws;

•	any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act.

This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet or exceed, or even significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet or exceed, or even significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which could materially adversely affect our business, financial condition, results of operations, and prospects.

As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the                 , may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. Although we have already hired additional employees and have engaged outside consultants to assist us in complying with these requirements, we may need to hire more employees in the future or engage additional outside consultants, which will increase our operating expenses. If, notwithstanding our efforts, we fail to comply with new laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as members of senior management.

As a result of disclosure of information in our filings with the SEC, our business and financial condition have become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially adversely affect our business, financial condition, results of operations, and prospects.

Finally, most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Additionally, our ability to pay dividends or make distributions is limited under the terms of our Credit Facility. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our financial performance, including revenues, expenses, and margins, and our ability to achieve or maintain future profitability;

•	our ability to effectively manage our growth;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	economic and industry trends, in particular the rate of adoption of construction management software and digitization of the construction industry;

•	our ability to attract new customers and retain and increase sales to existing customers;

•	our ability to expand internationally;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our estimated total addressable market;

•	our ability to develop new products and features, and whether our customers and prospective customers will adopt these new products and features;

•	our ability to maintain, protect, and enhance our brand;

•	the sufficiency of our cash to meet our cash needs for at least the next 12 months;

•	future acquisitions, joint ventures, or investments;

•	our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in the United States and internationally;

•	our reliance on key personnel and our ability to attract, maintain, and retain management and skilled personnel;

•	the future trading prices of our common stock; and

•	our anticipated use of the net proceeds from this offering.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

•	Deloitte Insights, Technology budgets: From value preservation to value creation, November 28, 2017.

•	FMI, 2018 Industry Report—Construction Disconnected, 2018.

•	FMI, Big Data = Big Questions for the Engineering and Construction Industry, November 12, 2018.

•	Gartner, Forecast Enterprise Application Software Worldwide, 2017-2023 3Q19 Update, September 17, 2019.

•	JBKnowledge, 2018 Construction Technology Report, 2018.

•	McKinsey & Company, Imagining construction’s digital future, June 2016.

•	McKinsey & Company, Money isn’t everything (but we need $57 trillion for infrastructure), December 2014.

•	McKinsey & Company, Strategy in the face of disruption: A way forward for the North American building-products industry, February 2019.

•	McKinsey Global Institute, Reinventing Construction: A Route to Higher Productivity, February 2017.

Certain statistical information in this prospectus is based on the following research reports commissioned by us:

•	FMI, 2019 FMI Industry Report, 2019.

•	Frost & Sullivan, Construction Management Software Solutions Markets—Procore Market Positioning, November 2019.

The Gartner Reports described herein, or the Gartner Reports, represent research opinions or viewpoints published as part of a syndicated subscription service by Gartner, Inc., or Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $        million (or approximately $        million if the underwriters option to purchase additional shares is exercised in full) based on an assumed initial public offering price of $        per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the assumed initial public offering price of $        per share of common stock remains the same, and after deducting underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We may also use a portion of the net proceeds for acquisitions or strategic investments in complementary businesses, products, services, or technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time. We will have broad discretion over how we use the net proceeds from this offering. We intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our ability to pay dividends is also restricted by the terms of our Credit Facility and may be restricted by any agreements we may enter into in the future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2019 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion of                  shares of our redeemable convertible preferred stock as of December 31, 2019 into an equal number of shares of common stock immediately prior to the completion of this offering, and (ii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) our issuance and sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

As of December 31, 2019
	Actual	Pro Forma	Pro Forma as Adjusted(1)
(in thousands, except share and per share data)
Cash and cash equivalents	$	$	$

Finance lease liabilities	$	$	$

Redeemable convertible preferred stock, $0.0001 par value per share;                  shares authorized;                  shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value per share: no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, $0.0001 par value per share;                  shares authorized,                  shares issued and outstanding, actual;                  shares authorized,                  shares issued and outstanding, pro forma;                  shares authorized,                  shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit

Total stockholders’ equity (deficit)

Total capitalization	$	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by approximately $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity (deficit), and total capitalization by approximately $        per share, assuming the assumed initial public offering price of $        per share of common stock remains the same, and after deducting underwriting discounts and commissions.

The number of shares of our common stock that will be outstanding after this offering is based on                  shares of our common stock outstanding as of December 31, 2019, and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2019, with a weighted-average exercise price of $ per share;

•	shares of our common stock subject to RSUs outstanding as of December 31, 2019; and

•	shares of our common stock reserved for future issuance under our 2020 Plan.

Our 2020 Plan provides for annual automatic increases in the number of shares reserved thereunder, and increases to the number of shares that may be granted thereunder based on shares under our 2014 Plan that expire, terminate, are forfeited, or are repurchased by us. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of December 31, 2019, we had a pro forma net tangible book value (deficit) of $        million, or $        per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, excluding operating lease right of use assets and liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2019, after giving effect to (i) the automatic conversion of                  shares of our redeemable convertible preferred stock as of December 31, 2019 into an equal number of shares of common stock immediately prior to the completion of this offering and (ii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

After giving further effect to the sale of                  shares of common stock that we are offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2019 would have been approximately $        million, or approximately $        per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $        per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2019	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $        per share, and increase (decrease) the dilution in the pro forma as adjusted net tangible book value per share to new investors by

approximately $        per share, in each case, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $        per share and decrease (increase) the dilution to investors participating in this offering by approximately $        per share, in

each case assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value after the offering would be $        per share, the increase in pro forma net tangible book value per share to existing stockholders would be $        per share and the dilution per share to new investors would be $        per share, in each case assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes the pro forma as adjusted basis described above, as of December 31, 2019, the differences between the number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering, and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%			100%

The number of shares of our common stock that will be outstanding after this offering is based on                  shares of our common stock outstanding as of December 31, 2019, and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2019, with a weighted-average exercise price of $ per share;

•	shares of our common stock subject to RSUs outstanding as of December 31, 2019; and

•	shares of our common stock reserved for future issuance under our 2020 Plan.

Our 2020 Plan provides for annual automatic increases in the number of shares reserved thereunder, and for increases to the number of shares that may be granted thereunder based on shares under our 2014 Plan that expire, terminate, are forfeited or are repurchased by us. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

To the extent any outstanding options are exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of December 31, 2019, the pro forma as adjusted net tangible book value per share after this offering would be $        , and total dilution per share to new investors would be $        .

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     %, and the investors purchasing shares of our common stock in this offering would own     % of the total number of shares of our common stock outstanding immediately after completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data. The selected consolidated statements of operations data for the years ended December 31, 2017, 2018, and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2017 are derived from our audited consolidated financial statements not included in this prospectus. You should read the following selected consolidated financial and operating data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace our audited consolidated financial statements and the related notes and is qualified in their entirety by the audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,
	2017	2018	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$112,251	$186,396	$
Cost of revenue(1)(2)	25,353	37,401

Gross profit	86,898	148,995
Operating expenses:
Sales and marketing(1)(2)	77,748	112,723
Research and development(1)	39,762	55,950
General and administrative(1)	24,516	35,365

Total operating expenses	142,026	204,038

Loss from operations	(55,128)	(55,043)
Interest expense, net	(157)	(1,394)
Other (expense) income, net	(17)	16

Loss before provision for income taxes	(55,302)	(56,421)
Provision for income taxes	238	250

Net loss	$(55,540)	$(56,671)	$

Net loss per share, basic and diluted	$(3.15)	$(2.77)	$

Weighted-average shares used in computing net loss per share, basic and diluted	17,613,517	20,430,502

Pro forma net loss per share, basic and diluted (unaudited)(3)			$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(3)

	Year Ended December 31,
	2017	2018	2019
	(dollars in thousands)
Other Financial Data:
Gross margin(4)	77%	80%		%
Operating margin(5)	(49)%	(30)%		%
Non-GAAP gross profit(6)	$89,466	$152,440	$
Non-GAAP gross margin(6)	80%	82%		%
Non-GAAP loss from operations(6)	$(49,319)	$(44,648)	$
Non-GAAP operating margin(6)	(44)%	(24)%		%

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Cost of revenue	$191	$567	$
Sales and marketing	1,446	2,790
Research and development	1,103	2,380
General and administrative	692	1,752

Total stock-based compensation expense	$3,432	$7,489	$

(2)	Includes amortization of capitalized software development costs and acquired intangible assets as follows.

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Cost of revenue
Amortization of acquired technology intangible assets	$—	$187	$
Amortization of capitalized software development costs	2,377	2,691

Total	2,377	2,878
Sales and marketing:
Amortization of acquired customer relationships intangible assets	—	28

Total amortization of capitalized software and development costs and acquired intangible assets	$2,377	$2,906	$

(3)

The unaudited pro forma net loss per share and weighted-average shares used in computing pro forma net loss per share, basic and diluted, reflect the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock as of January 1, 2019, or the date of issuance if later, using the as-if converted method.

(4)	Gross margin reflects our gross profit as a percentage of revenue.

(5)	Operating margin reflects our loss from operations as a percentage of revenue.

(6)

Non-GAAP gross profit, non-GAAP gross margin, non-GAAP loss from operations, and non-GAAP operating margin are financial measures that are not calculated in accordance with GAAP. See the section titled “—Non-GAAP Financial Measures” below for information regarding our use of these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures.

	As of December 31,
	2017	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$60,330	$94,853	$
Right of use assets—finance leases	33,611	47,157
Total assets	176,243	274,996
Deferred revenue, current and non-current	76,201	111,753
Finance lease liabilities, current and non-current	36,264	52,568
Redeemable convertible preferred stock	179,331	254,172
Total stockholders’ equity (deficit)	(153,968)	(199,686)

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe non-GAAP gross profit, non-GAAP gross margin, non-GAAP loss from operations, and non-GAAP operating margin are useful in evaluating our operating performance. We use this non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, and may assist in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense, amortization of acquired technology intangible assets, and amortization of capitalized software development costs.

The following table presents a reconciliation of our GAAP gross profit to our non-GAAP gross profit and our GAAP gross margin to our non-GAAP gross margin as of the periods presented:

	Year Ended December 31,
	2017	2018	2019
	(dollars in thousands)
Revenue	$112,251	$186,396	$

Gross profit	$86,898	$148,995	$
Stock-based compensation expense	191	567
Amortization of acquired technology intangible assets	—	187
Amortization of capitalized software development costs	2,377	2,691

Non-GAAP gross profit	$89,466	$152,440	$

Gross margin	77%	80%		%
Non-GAAP gross margin	80%	82%		%

Non-GAAP Loss from Operations and Non-GAAP Operating Margin

We define non-GAAP loss from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, and amortization of capitalized software development costs.

The following table presents a reconciliation of our GAAP loss from operations to our non-GAAP loss from operations and our GAAP operating margin to our non-GAAP operating margin as of the periods presented:

	Year Ended December 31,
	2017	2018	2019
	(dollars in thousands)
Revenue	$112,251	$186,396	$

Loss from operations	$(55,128)	$(55,043)	$
Stock-based compensation expense	3,432	7,489
Amortization of acquired intangible assets	—	215
Amortization of capitalized software development costs	2,377	2,691

Non-GAAP loss from operations	$(49,319)	$(44,648)	$

Operating margin	(49)%	(30)%		%
Non-GAAP operating margin	(44)%	(24)%		%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with our consolidated financial statements and accompanying notes included elsewhere within this prospectus. This discussion includes both historical information and forward-looking information that involves risk, uncertainties, and assumptions. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The last day of our fiscal year is December 31. Our fiscal quarters end on March 31, June 30, September 30, and December 31.

Overview

Our mission is to connect everyone in construction on a global platform.

We are a leading provider of cloud-based construction management software, and are helping transform one of the oldest, largest, and least digitized industries in the world. We focus exclusively on construction, connecting and empowering the industry’s key stakeholders, such as owners, general contractors, specialty contractors, architects, and engineers, to collaborate from any location, on any internet-connected device. Our platform is modernizing construction management by providing real-time access to critical project information, simplifying complex workflows, and enabling seamless communication among key stakeholders. Adoption of our platform helps customers increase productivity and efficiency, reduce rework and costly delays, improve safety and compliance, and enhance accountability.

In short, we build software that helps build the world.

Craig “Tooey” Courtemanche, Jr., our founder, President, and Chief Executive Officer, started Procore in 2002 to address the frustrations he personally experienced during his own home construction project. Getting information about something as simple as what work had been completed or how the budget was changing as project plans evolved was surprisingly difficult, as most of this work was done manually. The limited technologies that existed at the time were not designed to address the unique collaboration needs of the industry.

From the beginning, our focus has been to develop products that are user-centric and simple to use. Our initial product, Project Management, was first released as a web portal that enabled residential general contractors to easily manage schedules, tasks, and online communications. However, given the software was only accessible in the office and the actual construction work occurred at the jobsite, our first release experienced little market traction. We spent the next decade developing additional product functionality, and by 2012 we began to see technological advances in the internet, Wi-Fi, and mobile connectivity along with the proliferation of smartphones and tablets, which presented us with a unique opportunity to accelerate the adoption of our products, and therefore, drive our growth.

Since the early years of Procore, Mr. Courtemanche understood that addressing the unique challenges of the construction industry required a global platform that serviced the various stakeholders across the industry. As a result, we have grown our product focus from our roots as a provider of project management software for general contractors in the United States to a robust and modern set of cloud-based products designed to meet the needs of owners, general contractors, and specialty contractors around the world.

The following table shows an overview of our customer growth and other significant developments.

In 2017, we expanded to a multi-product offering with the addition of our Quality & Safety and Construction Financials products. We continued this expansion in 2018 when we acquired BIManywhere and subsequently launched Procore BIM in 2019, which enables users in the field to view and collaborate on three dimensional models. Our acquisition of Construction BI in 2019 led to the recent release of Procore Analytics, offering advanced analytics and business intelligence solutions to certain of our customers. We also announced our Prequalification product in 2019, which will enable users to streamline the process of selecting specialty contractors and vendors for construction projects.

To complement our multi-product offering, we have launched additional products tailored to other stakeholders beyond the general contractor. We extended our platform to specialty contractors with the introduction of our Field Productivity product in 2018, and to owners in 2019 with our acquisition of Honest Buildings and subsequent release of our Capital Planning and Portfolio Financials products.

In addition to our many purpose-built products for industry stakeholders, we created an App Marketplace, initially launched in 2016. This online hub for third-party integrations and custom applications has significantly expanded our value proposition by allowing our customers to integrate our products with their internal systems and third-party applications, providing our users with choice

and flexibility, and increasing the stickiness of our platform. As of December 31, 2019, over              applications were available on our App Marketplace.

As our customer base grew within the United States, we also began to see increasing inbound demand internationally. In 2017, we began to focus on growing our international footprint and opened offices in Sydney, Australia and Vancouver and Toronto, Canada. We subsequently opened offices in London, England in 2018 and Mexico City, Mexico in 2019. These offices allow us to better serve our customers’ needs, bringing our products to stakeholders worldwide. In 2019, approximately     % of our revenue was generated from customers outside the United States.

We serve customers ranging from small businesses managing a couple million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the commercial, residential, industrial, and infrastructure segments of the construction industry. We primarily sell subscriptions to access our products through our direct sales team, which is specialized by stakeholder size and type. Additionally, as of December 31, 2019, out of              or more available products depending on the stakeholder,     % of our customers subscribed to three or more of our products, which we believe illustrates the successful introduction of new products that meet the needs of our customers and the broader construction ecosystem.

Our products are offered on our cloud-based platform and are designed to be easy to configure and deploy. Our users can access our products on computers, smartphones, and tablets through any web browser or from our mobile application that is offered on iOS and Android platforms.

We generate substantially all of our revenue from subscriptions to access our products and have an unlimited user model that is designed to facilitate adoption and maximize usage of our platform by all project stakeholders. We sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products and the annual construction volume contracted to run on our platform. As our customers subscribe to additional products, or increase the annual construction volume contracted to run on our platform, we generate more revenue. We do not provide refunds for unused construction volume. Subscriptions to access our products include customer support and allow for unlimited users as we do not charge a per-seat or per-user fee. As such, customers can invite all project participants, or users, to our platform. This includes customers’ employees, as well as non-paying users, which we call collaborators. Further, multiple stakeholders can be customers on the same project and retain access to the project information for the duration of their subscription.

Our success in building our customer base, expanding usage for existing customers, and helping digitize the industry has allowed us to achieve significant growth. Our revenue was $112.3 million in 2017, $186.4 million in 2018, and $         million in 2019, representing annual revenue growth of 66% in 2018 and     % in 2019. We had a net loss of $55.5 million in 2017, $56.7 million in 2018, and $         million in 2019.

Certain Factors Affecting Our Performance

Acquiring New Customers and Retaining and Expanding Existing Customers’ Use of Our Platform

We have a history of growing our customer base. The number of customers on our platform has increased from 4,384 as of December 31, 2017 to              as of December 31, 2019. We believe there is a significant opportunity to continue to grow our customer base and expand their use of our products. We define the number of customers at the end of any particular period as the number of organizations that have entered into a subscription with us for which the term has not ended, or with which we are negotiating a subscription renewal. A single organization with separate subsidiaries, segments, or divisions that subscribe to one or more of our products may represent multiple customers, as we treat each entity that is invoiced separately as a unique customer.

Our ability to continue to grow our business and serve the broader needs of the construction industry depends on our customers purchasing new products, and renewing and expanding their use of existing products. We have a history of existing customers increasing their annual spend with us by buying additional construction volume or products as well as through price increases. These factors, in concert with our growing customer base, have driven an increase in the number of customers that contributed more than $100,000 of ARR, which grew from 229 as of December 31, 2017 to              as of December 31, 2019. We define ARR as the annualized dollar value of our subscriptions from customers at a point in time. ARR should be viewed independently of revenue and does not represent our GAAP revenue on an annualized basis. ARR is not intended to be a replacement or forecast of revenue.

Once a customer has subscribed to our platform, we use a net retention rate to measure our ability to retain and expand the ARR generated from our existing customers on a trailing four-quarter basis. Our net retention rate compares the ARR from the same set of customers across comparable periods. To calculate our net retention rate, we first calculate the ARR from the cohort of active customers at the end of the period 12 months prior to the period selected. We then calculate the value of ARR from the same cohort of customers at the end of the current period selected, giving effect to expansion, contraction, or non-renewal of subscriptions from this group of customers over the trailing 12 months. We then divide the total current period ARR by the total prior period ARR to calculate the net retention rate. Our net retention rate was 121% as of December 31, 2017, 119% as of December 31, 2018, and     % as of December 31, 2019.

Over time our net retention rate has fluctuated and may continue to fluctuate as a result of a number of factors, including our ability to renew existing customer subscriptions, sell additional products to our customers, maintain or increase the price of our existing products, and add additional construction volume to our customers’ subscriptions. We may not be able to sustain price increases at historical rates or ensure our customers’ satisfaction with our platform, either of which could adversely impact our net retention rates.

While we believe that our platform addresses a significant market opportunity in an industry that is very early in the adoption of technology, it is difficult to predict customer adoption and retention rates and the cost of acquiring a customer, especially because several of our products were recently released. We will need to continue to invest in sales and marketing, brand awareness, and research and development to drive new customer acquisition as well as retention and expansion within our existing customer base.

Continued Technology Innovation and Expansion of Our Platform

We plan to continue to invest in technology innovation and product development to enhance the capabilities of our platform. Additional features and products will also enable customers and collaborators to manage new workflows on our platform and allow us to attract a broader set of stakeholders. We have recently introduced new products developed in-house and through our acquisitions of BIManywhere, Honest Buildings, and Construction BI. We intend to continue to invest in building additional products, features, and functionality that expand our capabilities and facilitate the extension of our platform. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive product and market expansion. Our future success is dependent on our ability to successfully develop or acquire, market, and sell existing and new products to both new and existing customers.

International Growth

We see international expansion as a major, and largely greenfield, opportunity for growth as we look to capture a larger part of the worldwide construction market. As of December 31, 2019, we had customers in          countries, even though we do not have focused sales and marketing efforts in most of these countries. We recently started to grow our presence internationally with the opening of offices in Sydney, Australia and Vancouver and Toronto, Canada in 2017, London, England in 2018 and Mexico City, Mexico in 2019. Non-U.S. revenue as a percentage of our total revenue was 8.2% in 2017, 10.1% in 2018, and     % in 2019. We believe global demand for our products will continue to increase as we expand our international sales and marketing efforts and the awareness of our products and platform grows. However, our ability to conduct our operations internationally will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal, tax and regulatory systems, alternative dispute systems, and commercial markets. We have made, and plan to continue to make, significant investments in existing and select additional international markets. While these investments may adversely affect our operating results in the near term, we believe they will contribute to our long-term growth.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from subscriptions to access our products and related support. Subscriptions are sold for a fixed fee and revenue is recognized ratably over the term of the subscription. Our subscriptions generally have annual or multi-year terms, are typically subject to renewal at the end of the subscription term, and are non-cancellable. To the extent we invoice our customers in advance of revenue recognition, we record deferred revenue. Consequently, a portion of the revenue that we report each period is attributable to the recognition of revenue previously deferred related to subscriptions that we entered into during previous periods.

Cost of Revenue

Cost of revenue primarily consists of customer support personnel-related compensation expenses, including salaries, bonuses, benefits, payroll taxes, and stock-based compensation expense, third-party hosting costs, software license fees, amortization of capitalized software development costs, amortization of acquired technology intangible assets, and allocated overhead. We expect our cost of revenue to increase on an absolute dollar basis as our revenue increases. We intend to continue to invest additional resources in platform hosting, customer support, and software development as we grow our business and to ensure that our customers are realizing the full benefit of our products. The level and timing of investment in these areas could affect our cost of revenue in the future.

Costs related to the development of internal-use software for new products and major platform enhancements are capitalized until the software is substantially complete and ready for its intended use. Capitalized software development costs are amortized on a straight-line basis over the developed software’s estimated useful life of two years and the amortization is recorded in cost of revenue.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. For each of these categories of expense, personnel-related compensation expense is the most significant component, which include salaries, bonuses, commissions, benefits, payroll taxes, and stock-based compensation expense.

Sales and Marketing

Sales and marketing expenses primarily consist of personnel-related compensation expenses for our sales and marketing organizations, marketing events, advertising costs, travel, trade shows and other marketing activities, amortization of acquired customer relationship intangible assets, and allocated overhead. We expense advertising and other promotional expenditures as incurred. We expect sales and marketing expenses will increase on an absolute dollar basis and vary from period to period as a percentage of revenue, as we increase our investment in sales and marketing efforts over the foreseeable future, primarily from increased headcount in sales and marketing and investment in marketing to drive customer growth.

Research and Development

Research and development expenses primarily consist of personnel-related compensation expenses for our engineering, product, and design teams, contractor costs to supplement our staff levels, consulting services, and allocated overhead. We expect that research and development expenses will increase on an absolute dollar basis and vary from period to period as a percentage of revenue for the foreseeable future as we continue to invest in headcount to build, enhance, maintain, and scale our products and platform.

General and Administrative

General and administrative expenses primarily consist of personnel-related compensation expenses for our finance, human resources, information technology, legal, and other administrative functions. Additionally, general and administrative expenses include non-personnel-related expenses, such as professional fees for audit, legal, tax, and other external consulting services, including costs associated with preparing for this offering, property and use taxes, licenses, travel and entertainment costs, and allocated overhead. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including increased expenses for professional services, insurance costs, investor relations, and other compliance costs applicable to companies listed on a national securities exchange. We also expect to increase the size of our general and administrative functions to support the growth of our business, including our international expansion.

Interest Expense, Net

Interest expense, net consists primarily of interest expense associated with our finance leases and undrawn fees associated with our Credit Facility, which is partially offset by interest income from money market funds and other interest-bearing instruments.

Other Income (Expense), Net

Other income, net primarily consists of gain or loss on foreign currency transactions and miscellaneous income.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. As we expand our international operations, we expect to incur increased foreign tax expenses. We have a full valuation allowance for net U.S. deferred tax assets, including net operating loss carryforwards, and tax credits related primarily to research and development for our operations in the United States. We expect to maintain this full valuation allowance for our net U.S. deferred tax assets for the foreseeable future.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of revenue for each of the periods indicated. Certain percentages below may not sum due to rounding.

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Revenue	$112,251	$186,396	$
Cost of revenue	25,353	37,401

Gross profit	86,898	148,995
Operating expenses:
Sales and marketing	77,748	112,723
Research and development	39,762	55,950
General and administrative	24,516	35,365

Total operating expenses	142,026	204,038

Loss from operations	(55,128)	(55,043)
Interest expense, net	(157)	(1,394)
Other (expense) income, net	(17)	16

Loss before provision for income taxes	(55,302)	(56,421)
Provision for income taxes	238	250

Net loss	$(55,540)	$(56,671)	$

	Year Ended December 31,
	2017	2018	2019
	(as a percentage of revenue)
Revenue	100%	100%		%
Cost of revenue	23	20

Gross profit	77	80
Operating expenses:
Sales and marketing	69	60
Research and development	35	30
General and administrative	22	19

Total operating expenses	127	109

Loss from operations	(49)	(30)
Interest expense, net	—	(1)
Other (expense) income, net	—	—

Loss before provision for income taxes	(49)	(30)
Provision for income taxes	—	—

Net loss	(49)%	(30)%		%

Comparison of the Years Ended December 31, 2017 and 2018

Revenue

	Year Ended December 31,		Change
	2017	2018	Dollar	Percent
	(dollars in thousands)
Revenue	$112,251	$186,396	$74,145	66%

Approximately 60% of the increase in revenue was attributable to growth from existing customers as we recognize revenue ratably over the subscription period, and a substantial portion of the increase in revenue recognized in 2018 is attributable to the recognition of revenue previously deferred related to new subscriptions entered into during 2017. This increase also includes existing customers who expanded their subscriptions in 2018. The remaining 40% increase in revenue was attributable to revenue from new customers in 2018.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change
	2017	2018	Dollar	Percent
	(dollars in thousands)
Cost of revenue	$25,353	$37,401	$12,048	48%
Gross profit	86,898	148,995	62,097	71%
Gross margin	77%	80%

The increase in cost of revenue in 2018 was primarily attributable to an increase of $5.3 million in personnel-related expenses, primarily due to an increase in average headcount of 40%, $5.0 million in third-party cloud hosting and related services, and $0.5 million in amortization of capitalized software development costs and acquired technology intangible assets. The overall increase in gross profit reflects our increased revenue for the period, as well as our continued commitment to operational efficiencies and managing costs related to our third-party hosting service.

Operating Expenses

	Year Ended December 31,		Change
	2017	2018	Dollar	Percent
	(dollars in thousands)
Sales and marketing	$77,748	$112,723	$34,975	45%

The increase in sales and marketing expense in 2018 was primarily attributable to an increase of $24.8 million in personnel-related expenses, including an increase of $1.3 million in stock-based compensation expense, primarily due to an increase in average headcount of 46% to support and drive our customer growth. In addition, there was an increase of $3.8 million in marketing program expenses and an increase of $2.8 million in travel-related costs.

	Year Ended December 31,		Change
	2017	2018	Dollar	Percent
	(dollars in thousands)
Research and development	$39,762	$55,950	$16,188	41%

The increase in research and development expense in 2018 was primarily attributable to an increase of $13.5 million in personnel-related expenses, including an increase of $1.3 million in stock-based compensation expense, primarily due to an increase in average research and development headcount of 36% to build, enhance, maintain, and scale our products and platform.

	Year Ended December 31,		Change
	2017	2018	Dollar	Percent
	(dollars in thousands)
General and administrative	$24,516	$35,365	$10,849	44%

The increase in general and administrative expense in 2018 was primarily due to an increase of $9.0 million in personnel-related expenses, including an increase of $1.1 million in stock-based compensation expense, primarily due to an increase in average general and administrative headcount of 46% to support our growth. In addition, there was an increase of $1.3 million in professional services for legal and accounting services.

Interest Expense, Net, Other (Expense) Income, Net and Provision for Income Taxes

	Year Ended December 31,		Change
	2017	2018	Dollar	Percent
	(dollars in thousands)
Interest expense, net	$(157)	$(1,394)	$(1,237)	*
Other (expense) income, net	(17)	16	33	*
Provision for income taxes	238	250	12	5%

*	Percentage not meaningful.

The increase in interest expense, net in 2018 was primarily due to an increase of $1.2 million in the interest on lease liabilities associated with our financing lease arrangements.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data for each of the quarters indicated. The unaudited quarterly statements of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018	March 31, 2019	June 30, 2019	Sept 30, 2019	Dec 31, 2019
	(in thousands)
Revenue	$38,532	$43,594	$49,067	$55,203
Cost of revenue(1)(2)	7,988	9,276	9,546	10,591

Gross profit	30,544	34,318	39,521	44,612
Operating expenses:
Sales and marketing(1)(2)	25,135	25,710	28,780	33,098
Research and development(1)	11,826	12,976	15,587	15,561
General and administrative(1)	7,591	8,287	9,587	9,900

Total operating expenses	44,552	46,973	53,954	58,559

Loss from operations	(14,008)	(12,655)	(14,433)	(13,947)
Interest expense, net	(201)	(294)	(416)	(483)
Other (expense) income, net	(33)	(118)	128	39

Loss before provision for income taxes	(14,242)	(13,067)	(14,721)	(14,391)
Provision for income taxes	45	45	74	86

Net loss	$(14,287)	$(13,112)	$(14,795)	$(14,477)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018	March 31, 2019	June 30, 2019	Sept 30, 2019	Dec 31, 2019
	(in thousands)
Cost of revenue	$93	$103	$171	$200
Sales and marketing	400	463	779	1,148
Research and development	359	480	725	816
General and administrative	295	347	472	638

Total stock-based compensation expense	$1,147	$1,393	$2,147	$2,802

(2)	Includes amortization of capitalized software development costs and acquired intangibles assets as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018	March 31, 2019	June 30, 2019	Sept 30, 2019	Dec 31, 2019
	(in thousands)
Cost of revenue
Amortization of acquired technology intangible assets	$—	$—	$27	$160
Amortization of capitalized software development cost	586	635	710	760

Total	586	635	737	920
Sales and marketing
Amortization of acquired customer relationships intangible assets	—	—	4	24

Total amortization of capitalized software development costs and acquired intangible assets	$586	$635	$741	$944

The following table sets forth our unaudited quarterly statements of operations data for the specified periods as a percentage of our revenue for those periods. Certain percentages below may not sum due to rounding.

	Three Months Ended
	March 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018	March 31, 2019	June 30, 2019	Sept 30, 2019	Dec 31, 2019
	(as percentage of revenue)
Revenue	100%	100%	100%	100%
Cost of revenue	21	21	19	19

Gross profit	79	79	81	81
Operating expenses:
Sales and marketing	65	59	59	60
Research and development	31	30	32	28
General and administrative	20	19	20	18

Total operating expenses	116	108	110	106

Loss from operations	(36)	(29)	(29)	(25)
Interest income, net	(1)	(1)	(1)	(1)
Other (expense) income, net	—	—	—	—

Loss before provision for income taxes	(37)	(30)	(30)	(26)
Provision for income taxes	—	—	—	—

Net loss	(37)%	(30)%	(30)%	(26)%

Quarterly Revenue Trends

Revenue increased sequentially in each quarter of 2018 primarily due to the sale of subscriptions to new customers and net expansion with existing customers. We sold a higher percentage of subscriptions to new customers and renewals to existing customers in the fourth quarter compared to other quarters. However, because we recognize revenue ratably over the subscription period, a substantial portion of the revenue that we report in each period is attributable to recognition of revenue previously deferred related to new subscriptions or renewals of subscriptions that we entered into during previous periods. Consequently, increases or decreases in new subscriptions or renewals in any one period are not immediately reflected in our revenue for that period and impact our revenue in future periods.

Quarterly Expense Trends

Cost of revenue and operating expenses increased sequentially in each quarter of 2018 primarily due to increases in personnel-related expenses for increases in our headcount. Cost of revenue reflects investments in our hosting and customer support organization. Operating expenses reflect investments in our sales and marketing, research and development, and general and administrative organizations. We intend to continue to invest in headcount in customer support and sales and marketing to drive customer retention and future customer and revenue growth, research and development to build, enhance, maintain, and scale our products and our platform, and general and administrative expenses to support our growth.

Liquidity and Capital Resources

To date, we have financed our operations principally through private placements of our equity securities. As of December 31, 2018, our principal sources of liquidity are cash and cash equivalents of

$94.9 million, which were held in checking accounts, savings accounts, and highly liquid money market funds. We also have a credit facility with Silicon Valley Bank, or the Credit Facility, that may be used for general corporate purposes. As of December 31, 2018, $50.0 million, less $4.7 million in outstanding letters of credit, was available to be drawn under the Credit Facility.

We believe our existing cash and cash equivalents will be sufficient to meet our needs for at least the next 12 months. This assessment is a forward-looking statement and involves risks and uncertainties. Our future capital requirements will depend on many factors, including our revenue growth rate, new customer acquisition and subscription renewal activity, timing of billing activities, the timing and extent of spending to support further sales and marketing and research and development efforts, and general and administrative expenses to support our growth, including international expansion. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing to fund these activities. If we are unable to raise additional capital when desired, or on acceptable terms, our business, results of operations, and financial condition could be materially adversely affected.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Net cash used in operating activities	$(24,660)	$(21,103)	$
Net cash used in investing activities	(9,117)	(23,957)
Net cash provided by financing activities	715	78,149

Operating Activities

Our largest source of operating cash is collections from the sales of subscriptions to our customers. Our primary uses of cash from operating activities are for personnel expenses, marketing expenses, hosting expenses, and overhead. In the last several years, we have generated negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the sale of equity securities.

Net cash used in operating activities was $21.1 million in 2018, which resulted from a net loss of $56.7 million, adjusted for non-cash charges of $23.0 million and net cash inflow of $12.6 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $8.3 million of depreciation and amortization, $7.5 million in stock-based compensation expense, and $5.6 million of non-cash lease expense relating to right-of-use operating lease assets. The net cash inflow from changes in operating assets and liabilities was primarily due to a $35.4 million increase in deferred revenue, and a $7.5 million increase in accrued expenses and other liabilities, partially offset by a $15.4 million increase in accounts receivable, a $7.1 million increase in deferred contract cost assets, and a $5.9 million decrease in operating lease liabilities related to lease payments, which primarily resulted from the growth of our business, timing of cash receipts from customers, and timing of cash payments to our vendors and landlords.

Net cash used in operating activities was $24.7 million in 2017, which resulted from a net loss of $55.5 million, adjusted for non-cash charges of $15.7 million and net cash inflow of $15.2 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $5.5 million of non-cash lease expense relating to the amortization of the right-of-use operating lease assets, $5.5 million of depreciation and amortization, and $3.4 million of stock-based compensation expense.

The net cash inflow from changes in operating assets and liabilities was primarily due to a $32.9 million increase in deferred revenue, partially offset by a $11.8 million increase in accounts receivable, a $5.2 million increase in deferred contract cost assets, and a $4.5 million decrease in operating lease liabilities related to lease payments, which primarily resulted from the growth of our business, timing of cash receipts from customers, and timing of cash payments to our vendors and landlords.

Investing Activities

Net cash used in investing activities of $24.0 million in 2018 consisted of purchases of property and equipment of $13.7 million primarily related to improvements to our leased office spaces and computer equipment purchases, capitalized software development costs of $8.1 million, and the acquisition of BIManywhere, net of cash acquired, of $2.1 million.

Net cash used in investing activities of $9.1 million in 2017 consisted of purchases of property and equipment of $5.2 million primarily related to improvements to our leased office spaces and computer equipment purchases, and capitalized software development costs of $3.9 million.

Financing Activities

Net cash provided by financing activities of $78.1 million in 2018 primarily consisted of the proceeds of $74.8 million from the issuance of our Series H redeemable convertible preferred stock and proceeds from stock option exercises of $3.2 million.

Net cash provided by financing activities of $0.7 million in 2017 primarily consisted of proceeds from stock option exercises of $1.1 million.

Credit Facility

On October 23, 2018, we entered into the Credit Facility that provides for debt financing of up to $50.0 million to be used for general corporate purposes, including the financing of working capital requirements. The Credit Facility has a maturity date of October 23, 2020, and carries a fee of 0.30% applied to unused balances and an interest rate equal to the Wall Street Journal prime rate applied to all amounts outstanding. The Credit Facility contains financial covenants that require us to maintain minimum annual recurring revenue, as defined in the loan and security agreement, and a liquidity ratio, if the Credit Facility is drawn, of at least 1.25 to 1.00. The Credit Facility also contains restrictions on our ability to dispose of our business or property, engage in changes in business, merge with or acquire another business, incur indebtedness, encumber the collateral securing the Credit Facility, pay dividends, make distributions or payments to stockholders or redeem, retire, or repurchase any capital stock, or make any restricted investments. As of December 31, 2018, no amounts had been drawn down under the Credit Facility, and we were in compliance with all financial covenants.

The Credit Facility also provides us with the ability to issue standby letters of credit for up to $10.0 million, which if issued reduce the amount available for borrowing under the Credit Facility. During December 2018, we issued letters of credit totaling $4.7 million to secure various U.S. leased office facilities.

Remaining Performance Obligations

Our subscriptions typically have a term of one to three years. The transaction price allocated to remaining performance obligations under our subscriptions represents the contracted transaction price that has not yet been recognized as revenue, which includes deferred revenue and amounts under non-cancellable subscriptions that will be invoiced and recognized as revenue in future periods. As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was $264.1 million, of which we expect to recognize approximately 64% of this amount as revenue in 2019 and substantially all of the remaining amount in 2020 and 2021.

Commitments and Contractual Obligations

The following table summarizes our non-cancellable contractual obligations as of December 31, 2018:

	Payments Due by Period
	Total	Less than 1 Year	1—3 Years	3—5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$29,126	$3,740	$8,318	$5,694	$11,374
Finance lease obligations	77,556	3,288	6,887	7,316	60,065
Non-cancellable purchase commitments	16,076	4,728	7,171	4,177	—

Total contractual obligations	$122,758	$11,756	$22,376	$17,187	$71,439

Our leases have initial non-cancellable lease terms ranging from one to 10 years. Some of our lease arrangements include options to extend the term of the leases for up to 10 years. We include options to extend the lease term that we are reasonably certain to exercise.

Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency and Exchange Risk

The vast majority of our cash generated from revenue is denominated in U.S. dollars, with a small amount denominated in Australian and Canadian dollars. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States, Australia, Canada, and England. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements in 2017 and 2018. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

We had cash, cash equivalents, and restricted cash of $70.0 million as of December 31, 2017 and $102.8 million as of December 31, 2018. Cash, cash equivalents, and restricted cash consist of checking accounts, savings accounts, and money market funds. The cash and cash equivalents are held for working capital and general corporate purposes. The restricted cash is used as collateral to satisfy certain contractual arrangements related to leased office space and corporate credit cards. Interest-earning instruments carry a degree of interest rate risk. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. As of December 31, 2018, a hypothetical 10% increase or decrease in interest rates would not have a material effect on the fair market value of our portfolio. We therefore do not expect our results of operations or cash flows to be materially affected by a sudden change in market interest rates.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those accounting policies and estimates that are both the most important to the portrayal of our net assets and results of operations and require the most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These estimates are developed based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Critical accounting estimates are accounting estimates where the nature of the estimates are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates on financial condition or operating performance is material.

The critical accounting policies and estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, or ASC 606, effective January 1, 2017, using the modified retrospective approach. Accordingly, revenues for the years ended December 31, 2017 and 2018 are presented under ASC 606. We applied ASC 606 only to contracts that are not completed as of the date of initial application.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services.

We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with the customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of the revenue when, or as, we satisfy a performance obligation.

We execute a signed contract with the customer that specifies the services to be provided, the payment amounts and terms, and the period of service, among other terms. The transaction price is determined by the stated fixed fees in the contract, excluding any sales related taxes.

Our subscriptions often include promises to transfer multiple services. Determining whether services are considered distinct performance obligations that should be accounted for separately or together may require judgment. Our subscriptions include access to our products and customer support over the subscription period. Access to the products and customer support represent a series of distinct services as we fulfill our obligation to the customer and the customer receives and consumes the benefits of the products and support over the subscription term. The series of distinct services represents a single performance obligation.

We recognize revenue ratably over the term of the subscription beginning on the date that service is made available to the customer.

Costs to Obtain a Contract with a Customer

We recognize an asset for the incremental and recoverable costs of obtaining a contract with a customer if we expect the benefit of those costs to be one year or longer. We have determined that sales commissions and bonuses paid for new contracts, including certain incremental sales to existing customers, meet the requirements to be capitalized as contract acquisition costs. The contract cost assets are deferred and then recognized on a straight-line basis over the expected period of benefit, which we estimate to be four years, which may exceed the term of the initial contract if commissions expected to be paid upon renewal are not commensurate with that of the original contract. Judgment is required to determine the expected period of benefit, which is based on estimates of customer lives and product technology life.

Business Combinations

We account for business combinations using the acquisition method of accounting. We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Accounting for business combinations requires us to make estimates primarily relating to the valuation of intangible assets. Intangible assets consist primarily of acquired developed technology and acquired customer relationships. Valuations of acquired intangible assets require us to make judgments about the selection of valuation methodologies and also significant estimates and assumptions, including, but not limited to, (1) future expected cash flows from using the acquired customer relationships and technology, including future expected revenue, the rate of customer non-renewals of subscriptions, and operating expenses to deliver such expected revenue, (2) discount rates, and (3) estimated royalty rate specifically used to value the acquired technology. Our estimates of fair value are based upon assumptions believed to be reasonable.

During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statement of operations.

Stock-Based Compensation

Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. The fair value of RSUs is based on the fair value of our common stock, as described further below, on the grant date. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions and estimates relating to the fair value of our common stock underlying the stock options and, to a lesser extent, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the stock-based awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally four years. We account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited.

The assumptions and estimates we use in the Black Scholes option pricing model are as follows:

•

Fair Value of Common Stock.    Because there is no public market for our common stock, our board of directors determined the fair value of our common stock on the date of grant of stock option and stock awards by considering several objective and subjective factors, as discussed below. The fair value of our underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange or national market system.

•

Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

•

Expected Term.    The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The expected term assumptions were determined based upon actual historical exercises and post-vesting cancellations, adjusted for expected future exercises.

•

Expected Dividend Yield.    We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero was used.

•

Expected Volatility.    The expected volatility of stock options is estimated based upon the historical volatility of a group of publicly traded companies, selected by management, that are in similar stages of development and comparable industries for a period commensurate with the expected term of the awards.

The Black-Scholes assumptions used are as follows:

	2017	2018
Risk-free interest rate	1.9% to 2.2%	2.6% to 3.0%
Expected term (in years)	5.6 to 5.9	5.4 to 5.5
Estimated dividend yield	0%	0%
Estimated volatility	41% to 45%	39% to 41%

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation expense and as we continue to accumulate additional data, we may refine our estimation process, which could materially impact our future stock-based compensation expense.

As of December 31, 2019, we had $         million of unrecognized stock-based compensation cost related to stock options, which is expected to be recognized over a weighted-average period of         years. Based on the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, the aggregate intrinsic value of stock options outstanding as of December 31, 2019 was $         million, with $         million related to vested stock options.

We have granted RSUs to certain employees that contain both liquidity- and service-based vesting conditions. The liquidity-based condition will be satisfied on the effective date of a registration statement for our initial public offering, or IPO. Because an IPO was not probable as of December 31, 2018, the liquidity condition was not met as of such date. Accordingly, no RSUs vested and no stock-based compensation expense was recognized associated with RSUs for the year ended December 31, 2018. The grant date fair value of the RSUs outstanding as of December 31, 2019 of $        million will be recognized using a graded vesting model due to the liquidity conditions and will result in a cumulative catch up adjustment for past service to the extent an IPO occurs. Upon the effective date of the registration statement of which this prospectus is a part, we will record an expense of $        million relating to these RSUs for the cumulative service period from grant date to the completion of this offering.

Common Stock Valuations

Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock on the date of each option grant, with input from management, based on several objective and subjective factors. Factors considered by our board of directors include:

•	our historical performance, financial condition, and prospects at the approximate time of grant of stock awards;

•	the value of companies that we consider peers based on several factors, including similarity to us with respect to industry, business model, profitability, stage of growth, and financial risk;

•	recent private stock sale transactions;

•	the economic and competitive environment, including the industry in which we operate;

•	the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event, such as an IPO or sale of all or a portion of the company;

•	the lack of an active market for our common stock; and

•	third-party valuations completed near the time of the grant.

Since our inception, we have prepared valuations in a manner consistent with the method outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

For each valuation performed since 2016, we estimated the valuation of our common stock based on values implied by recent transactions in our stock in close proximity to the valuation date, if any, and based on a Probability Weighted Expected Return Method, or PWERM, valuation model. The valuations for each of these methods closely reconciled to each other.

In estimating the valuation of our common stock using the PWERM, we calculated our equity value considering various exit scenarios including IPO and sale transactions, and staying private.

Our equity value in an IPO scenario was determined using the Guideline Public Company Method. Under the Guideline Public Company Method we analyzed the equity value compared to trailing and forecast revenues multiples of our Guideline Public Companies in software and technology industry and then applied those multiples to our 12 months trailing and projected revenue, as of the estimated liquidity, or exit, date.

Our equity value in the sale transactions scenario was determined using the Recent Transaction Method. Under the Recent Transaction Method, we analyzed trailing and forecasted revenue multiples implied by recent acquisitions of companies similar to our business and then applied those multiples to our 12 months trailing and projected revenue, as of the estimated liquidity, or exit, date. Judgment is required on the selection of comparable companies, transactions, and the selection of the multiples. The selection of the multiples included judgments of our relative growth prospects, margin, and risks compared to the guideline companies. In addition, we are required to estimate our forecast revenues at the time of the exit event. We allocated the overall equity value implied by each of these scenarios to our common stock to estimate a per share value of our common stock.

The fair value of our common stock in a stay private scenario was determined using an income approach and market approach. Under the income approach, we forecast discrete cash flows over several years and a terminal value for a residual period beyond the discrete forecast period, which we discount at our estimated weighted average cost of capital to estimate our enterprise value. Under the market approach, we estimated revenue multiples based on comparable guideline companies and applied these revenue multiples to our trailing 12 months and forecasted revenue. Judgment is required in our estimating our future cash flows, discount rates, comparable companies, and multiples. We allocated the equity value implied by these valuation models in the private company scenario to our common stock using an option pricing model.

Each of the above valuations was prepared on a minority, non-marketable interest basis.

After determining a per share equity value for each scenario, we discounted the per share value for the estimated timing of the exit and then assigned a probability to each scenario to determine a probability weighted per share value of our common stock. Lastly, we applied a discount for lack of marketability as our stock is not publicly traded. Judgment is required on estimating the timing and exit event probabilities and discount for lack of marketability.

For stock awards after the completion of this offering, our board of directors intends to determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to delay the adoption of new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of our first fiscal year in which we have total annual revenues of more than $1.07 billion; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Recent Accounting Pronouncements

See “Summary of Business and Significant Accounting Policies” in Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of recently issued accounting pronouncements.

BUSINESS

Overview

Our mission is to connect everyone in construction on a global platform.

We are a leading provider of cloud-based construction management software, and are helping transform one of the oldest, largest, and least digitized industries in the world. We focus exclusively on construction, connecting and empowering the industry’s key stakeholders, such as owners, general contractors, specialty contractors, architects, and engineers, to collaborate from any location, on any internet-connected device. Our platform is modernizing construction management by providing real-time access to critical project information, simplifying complex workflows, and enabling seamless communication among key stakeholders. Adoption of our platform helps customers increase productivity and efficiency, reduce rework and costly delays, improve safety and compliance, and enhance accountability.

In short, we build software that helps build the world.

Construction is critical to the global economy but is in need of digitization. Construction represented approximately 13% of global GDP and employed 7% of the global workforce in 2017. The adoption of technology by the industry, especially at the jobsite, has historically been constrained by the lack of internet, Wi-Fi, and mobile connectivity. Much of the industry still relies on legacy methods of project management, such as paper, email, fax, and on-premise software. These tools were not designed to address the unique collaboration needs of the industry. As a result, project delays, rework, and cost overruns are common.

The lack of collaboration among stakeholders has contributed to a lower rate of labor productivity growth in the construction sector, approximately one-third that of the global rate over the last two decades. The industry is among the most inefficient, with an average of 52% of rework caused by poor project data and communication, representing a worldwide cost of $280 billion in 2018. It is also among the most dangerous, with one in five U.S. private industry worker deaths in 2017 linked to construction. Additionally, the industry faces an extremely challenging labor dynamic, with 93% of contractors indicating that they are facing difficulties finding skilled workers. Innovations in technology, combined with the limitations of legacy solutions and constraints in the construction labor market, provide us with the opportunity to leverage our market leadership position to help drive digital transformation in the construction industry.

We have established our market leadership through an approach focused on serving the unique needs of the construction industry. We work directly with stakeholders to develop the products they need and provide high-quality support, available to all users at no additional charge. Our four product categories, Preconstruction, Project Management, Resource Management, and Financial Management, automate workflows, provide real-time visibility, and support collaboration across key stages of the construction project lifecycle. Each of our products can be accessed from the office or the jobsite on computers, smartphones, and tablets, enabling users to work wherever the job requires. Our open APIs and our App Marketplace, allow customers to integrate our products with their internal systems and over                third-party applications, including accounting, document management, and scheduling software, providing our users with choice and flexibility, and demonstrably increasing the stickiness of our platform.

We serve customers ranging from small businesses managing a couple million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the commercial, residential, industrial, and infrastructure segments of the construction industry. The price of our subscriptions is generally based on the number and mix of products a customer subscribes to and the fixed aggregate dollar volume of construction work contracted to run on our platform annually, which we refer to as annual construction volume. As our customers subscribe to additional products, or increase the annual construction volume contracted to run on our platform, we generate more revenue. Our customers rely on our platform to help run their businesses as evidenced by the fact they have used our platform to create an aggregate of                projects representing $        billion of construction volume since January 1, 2014, with                projects created in 2019 alone.

Our business model is designed to encourage rapid, widespread adoption of our products by allowing for unlimited users, meaning we do not charge a per-seat or per-user fee. As such, customers can invite all project participants, or users, to our platform. This includes customers’ employees, as well as non-paying users, which we call collaborators. In 2019, on average, each customer brought approximately                users onto our platform. In addition, over                users engaged with our platform in 2019, of which collaborators comprised more than     %. Once collaborators have used our platform, they may evangelize Procore on future projects and potentially become customers, which we believe creates a flywheel effect that has helped increase our customer count from 4,384 as of December 31, 2017 to             as of December 31, 2019.

Our success in building our customer base, expanding usage for existing customers, and helping digitize the industry has allowed us to achieve significant growth. We generated revenue of $112.3 million in 2017, $186.4 million in 2018, and $                million in 2019, representing year-over-year growth of 66% in 2018 and     % in 2019. We had net losses of $55.5 million in 2017, $56.7 million in 2018, and $                million in 2019.

Our Industry

Despite being one of the largest industries in the world, construction has been slower to adopt innovations in process and technology, and is in the early stages of digitization. Given growing pressures on the industry, key stakeholders face an increasing imperative to adopt modern technology or jeopardize future business success.

Construction represents one of the largest industries in the world and is in the early stages of digitization.

Annual worldwide construction spend, which consists of new construction and ongoing maintenance and modifications, is expected to grow from approximately $10 trillion in 2017 to approximately $14 trillion by 2025, according to McKinsey. Despite the industry’s large scale, it has historically lagged behind nearly every other industry in digitization. According to McKinsey’s Industry Digitization Index, construction ranks second from the bottom in digitization across all major sectors, above only agriculture and hunting. We believe that a principal reason for this is that, prior to the proliferation of the internet, Wi-Fi, and mobile devices, this field-based industry faced technology adoption barriers that other industries did not have to overcome.

McKinsey Industry Digitization Index

The persistence of manual and paper-based processes, combined with the failure of legacy software solutions to adequately address the needs of stakeholders in the construction sector, creates a significant opportunity to improve productivity. McKinsey estimates that over the past two decades labor productivity growth in the construction sector has averaged approximately 1.0% each year, compared to 2.8% annually for the global economy, and bridging this gap through strategic productivity initiatives, such as widespread adoption of technology, improving jobsite execution, and retraining workers could add $1.6 trillion of global GDP annually.

The growth outlook for the construction industry is strong and favorable, driven by population growth, urbanization, and the need for ongoing maintenance.

•

Global population growth coupled with ongoing urbanization is driving the need for more construction.    The UN estimates that the world’s population will reach 9.8 billion by 2050, with 68% of the population living in urban areas, a substantial increase from the 55% of the population that lived in urban areas in 2018. This represents an incremental 2.5 billion people who are expected to live in cities by 2050. In 2017, the UN estimated that over the next

40 years, 2.5 trillion square feet of new construction will need to be built globally in order to meet population growth and urbanization expectations. Construction at this rate would be roughly equivalent to building a city the size of New York City every month for the next 40 years. Furthermore, McKinsey estimates that $57 trillion will need to be spent globally on infrastructure from 2013 to 2030 across various infrastructure categories, such as airports, bridges, dams, transportation, and utilities.

•

Ongoing maintenance and repairs require billions of dollars of annual construction.     Construction spending does not stop once a project is completed. Nearly everything that is built must be maintained. Structures like office buildings, bridges, and skyscrapers have long lives but require continued maintenance to remain safe and operational. For example, New York City’s aging infrastructure vulnerabilities, have led the city to more than double its four-year capital funding from $26.7 billion in 2015 to $58.2 billion in 2020, adjusted for inflation, according to the Center for an Urban Future. New York City is not unique, as other cities around the world are facing similar challenges that will require significant investment in the coming years.

The construction ecosystem is highly fragmented.

The construction industry relies on coordination among a highly fragmented group, including key stakeholders such as owners, general contractors, specialty contractors, architects, and engineers. These stakeholders engage in financing, designing, building, and maintaining commercial, residential, industrial, and infrastructure projects while navigating varying responsibilities, risk profiles, and motives. Completing a project safely, on time, and within budget requires collaboration between stakeholders across work streams, managing information disparities, and navigating increasing contractual and regulatory complexity.

Key stakeholders in the construction ecosystem are:

•

Owners.    Owners initiate construction projects, secure financing from lenders and other sources of capital, work with architects, engineers, and consultants on building design, hire general contractors to manage the construction process, and are the ultimate decision-makers throughout a project. Owners include corporations, universities, government entities, and commercial and residential real estate developers. Once a project is completed, owners are responsible for operating, leasing or selling the structure, or outsourcing such processes to a third party.

•

General contractors.    General contractors coordinate the entire construction project and fulfill the demands of owners while simultaneously maintaining oversight and responsibility for specialty contractors and other vendors.

•

Specialty contractors.    Specialty contractors, sometimes referred to as sub-contractors, are hired by general contractors for their specialized skills, such as mechanical, electrical, plumbing, roofing, or concrete trades, and perform the vast majority of construction work.

•

Architects and engineers.    Architects and engineers work together to develop building plans and designs, collaborating directly with owners and general contractors. Typically architects are responsible for designing the aesthetic look and feel of a structure, while engineers focus on safety and functionality, materials, and structural design. Their involvement does not end once construction begins as they must adapt or revise project designs throughout the course of construction.

Additional ecosystem participants include:

•	Financiers. Equity investors and lenders provide financing to owners to fund construction projects. Equity capital is typically received prior to or at the onset of a project, while lenders often release funds in increments over the course of a project, in what is called the draw management process, based on predefined milestones.

•

Insurers.    Insurers provide coverage for unforeseen events that may occur during a construction project, such as worker injuries, defects, and natural disasters. Insurers analyze information such as historical loss ratios and quality and safety procedures to underwrite customer policies.

•

Materials and equipment suppliers.    Materials and equipment suppliers furnish the materials, equipment, and supplies needed to complete construction, including lumber, drywall, fasteners, concrete, heavy machinery, and steel beams.

The construction industry has four defining characteristics.

•

Construction is a custom business.    Construction projects are typically custom and each one brings its own distinctive combination of dynamic variables, including unique project teams, design, materials, terrain, regulations, and schedules.

•

The workforce is mobile and decentralized.    Construction happens on the jobsite, not at the office, which increases the importance of mobile access to project data. Construction workers often operate with out-of-date or incomplete project information and struggle to collaborate effectively with other stakeholders, leading to mistakes that may translate to costly rework and extended project timelines. Given mistakes not only impact the progress of the project but also expose workers to safety risks, the need for mobile collaboration solutions and real-time access to instructions, designs, documentation, and reporting is becoming increasingly critical for managing and optimizing a dispersed workforce.

•

Stakeholder dynamics are complex.    Construction projects require collaboration across a wide range of stakeholders who often have a different set of interests and lack familiarity and trust with one another, yet all are interdependent and ultimately share project risks. Similarly, all project participants are adversely impacted when a project is delayed, runs over budget, or does not meet quality or safety requirements. For example, a concrete contractor may not be able to pour concrete on a project until the mechanical, electrical, and plumbing, or MEP, contractors complete their scope of work. If the MEP contractors fail to complete their tasks as scheduled and that delay is not properly communicated to all affected stakeholders, then not only could the project fall behind schedule but the concrete may still arrive at the jobsite as originally scheduled, become unusable, and need to be disposed of, driving up costs and impacting profit margins. In order to avoid related financial losses, stakeholders are often quick to redirect responsibility to other participants on a project and seek to resolve disputes in court.

•

Change is constant.    Construction project designs, schedules, and budgets are modified frequently. Construction teams typically run into unforeseen issues requiring a workaround, or the owner may decide to make a modification to the project. As a result, the design that teams set out to build rarely matches the finished product. An event as small as a delayed inspection that adjusts worker schedules, or as significant as discovering an unexpected boulder during excavation that requires special equipment to remove, can trigger costly changes to a project’s schedule and require timely communication to teams on the ground to minimize or avoid mistakes.

One example of the interdependencies among stakeholders is the prevalence and complexity of a change order, which is a request to add, change or remove work from the original scope or design of a project and is generally required for any degree of structural revisions. To resolve a change order, multiple stakeholders must address a myriad of time-consuming tasks and approvals. Using traditional or legacy methods of project management, such as paper, email, fax, or on-premise software, a simple change order can take weeks to resolve given the multiple handovers that must occur (as the diagram below indicates). When multiplied by the numerous change orders that may be open at any given time on a project, resolution in days can quickly turn into weeks or even months, leading to costly delays and often triggering ripple effects to labor availability and project sequencing.

An Illustrative Example of Progress Hurdles:

Change Order Workflow

Since January 1, 2017, over          change orders have been processed on our platform. The complexities and collective interdependencies of construction projects, as demonstrated by the change order management process, contribute to the challenges in building trust among stakeholders. This combination of complexity, interdependence, and lack of trust leads to frequent disputes and stakeholders attempting to shift responsibility. We believe better collaboration, communication, and transparency across all stakeholders can help strengthen trust across the industry and reduce the time and resources spent on litigation, which ultimately benefits all stakeholders.

Legacy approaches to managing project workflows, financials, and risks were not designed for a field-driven workforce and contribute to project inefficiencies.

Historically, construction industry participants regularly stored physical copies of project documents in binders and boxes. Legacy software solutions were often not user-friendly or lacked collaboration and integration capabilities. Further, software was not easily accessible on a computer, smartphone, and tablet, at both the construction site and the office, and by the wide range of stakeholders on a construction project. Technology adoption was primarily reactive in nature and intended to address discrete issues, such as implementing an accounting system or using time tracking software to record hours worked. While these methods may improve the specific workflow for which they were designed, they have limited ability to improve overall project efficiency because of the lack of integration between various point solutions as well as the office and the field. According to an FMI report, time spent on non-optimal activities such as dealing with mistakes and rework, looking for project data, and handling conflict resolution cost the U.S. construction industry an estimated $177.5 billion in labor costs in 2018. In addition, the European Commission estimates that construction and demolition waste accounts for approximately 25%–30% of all waste generated in the European Union, which we believe is generally representative of the construction industry’s contribution to global waste levels.

Multiple catalysts have emerged to bring construction into the digital age.

Recent advancements of key technologies such as cloud computing, mobile networks, and smart devices are disrupting legacy approaches by making technology adoption significantly easier in the construction industry. Simultaneously, other drivers such as labor shortages and general shifts in the labor market, mounting technical and regulatory complexity of construction projects, and the growing importance of data to aid in decision-making are increasingly compelling stakeholders to change their historic practices. Stakeholders that fail to digitize their business models sacrifice efficiency, productivity, and safety, and risk being outpaced by their competitors as the use of technology solutions increasingly becomes the industry standard.

•

Mobile accessibility.    The availability of Wi-Fi, and mobile networks like 4G and LTE, have allowed users to access the internet on mobile devices with unprecedented speed and flexibility. According to a 2018 JBKnowledge construction survey, approximately 93% of construction workers surveyed use a smartphone and 62% use a tablet every day. The prevalence of mobile devices and the adoption of cloud technologies in the construction industry facilitate easy access to software from anywhere in the field and dramatically lower the cost of ownership and deployment of software on the jobsite. For example, workers can upload photos of potential issues from the construction site and receive updated instructions in real-time, reducing downtime and providing unprecedented transparency.

•

Labor shortage necessitates increased productivity.    The industry faces an extremely challenging labor dynamic, with 93% of contractors indicating that they are facing difficulties finding skilled workers. As of August 2019, the BLS estimated there were 384,000 unfilled construction jobs in the United States, an increase of nearly 22% year-over-year, suggesting that an already large shortage continues to worsen. Furthermore, in order to meet global infrastructure needs, it is estimated that the construction industry may demand up to 80 million more jobs globally by 2030. The shortage of skilled workers in construction is driving industry stakeholders to look for opportunities to increase worker productivity, such as implementing technology solutions. Moreover, the current generation of construction workers grew up with more information technology exposure than prior generations and is increasingly demanding technology solutions on the jobsite. These trends lead to increased pressure to adopt technology as industry stakeholders compete for talent.

•

Regulatory and contractual complexities.    Construction is subject to extensive local laws, regulations, and compliance standards intended to ensure the health and safety of workers and promote environmental sustainability. According to McKinsey, in North America, the number of construction-related regulations has grown from 463 in 1970 to 5,198 in 2017. In addition, demand for greater innovation and planning has increased project management complexity, leading stakeholders to rely on contracts to help shift risk among each other, which in turn can lead to increased frequency of litigation. Software solutions that enable shared project information increase transparency and can reduce the frequency and cost of litigation.

•

Data is underutilized.    Historically, construction data has been siloed and unstructured. According to a 2018 FMI report, approximately 96% of all data goes unused in the engineering and construction industry. Workers may not consistently update blueprints or schematics to reflect work completed, leaving future workers and owners uncertain of what is behind a wall or in the ceiling. While some stakeholders recognized the value of capturing and leveraging their data as a competitive advantage, in recent years more stakeholders have started to see data as an operational necessity.

The construction industry needs an end-to-end, cloud-based software platform.

The construction industry is experiencing a transformation driven by innovations in technology and rising pressures on stakeholders, ranging from labor shortages to increasing project complexity.

We believe that in order to truly improve the lives of everyone in construction, it is essential that modern construction management software is accessible by all project team members from any location and on any internet-connected device. The solution needs to address the specific workflows of all key stakeholders on a project, while providing a platform that both integrates with other solutions in the market and provides a single, centralized system of record on every project across the entire project lifecycle.

Our Opportunity

We believe that the current TAM for construction software is large and significantly underpenetrated. McKinsey estimates that annual worldwide construction revenue in 2017 was approximately $10 trillion. Separately, Deloitte estimates that in 2017, approximately 1.5% of worldwide construction revenue was spent on IT solutions. Furthermore, Gartner estimates that in 2018, application software spending represented 6.1% of total IT spend, calculated as application software spend divided by total IT spend across all industries. We therefore estimate that the construction industry spends approximately $9.2 billion annually on application software. Based on our experience with customers, however, we believe we address a greater opportunity not yet quantified by this estimate because we are digitizing analog and manual processes which are not captured in Deloitte’s estimate of construction IT spend.

We estimate that the annual potential market opportunity for our current products is approximately $        billion. We calculate this figure by multiplying a November 2019 Frost & Sullivan estimate of the number of combined owner, general contractor, and specialty contractor companies in our addressable geographies, by our median ARR as of December 31, 2019, for each company size (categorized by enterprise, mid-market, and small business). We include only geographies where we currently have focused sales and marketing efforts—the United States, Canada, Mexico, the United Kingdom, Ireland, Australia, and New Zealand. We exclude general contractors and specialty contractors with annual revenues of less than $2.5 million and owners with less than $2.5 million in annual construction spend from our addressable market estimates given we do not actively market to those organizations.

We believe there is further potential to expand our market opportunity because the median ARR is based on the current number of products purchased by our customers, which we believe will continue to gradually increase as we further penetrate our existing customer base and release additional products. As of December 31, 2019, out of          or more available products (depending on the stakeholder), only     % of our customers subscribed to four or more of our products. Moreover, several of our products have only been available for a short period of time, and we believe are in the early stages of adoption. We believe our potential market opportunity could expand further as we introduce new products that address more business needs of key stakeholders, as well as other stakeholders in the industry, such as lenders and insurers. Additionally, our estimates only contemplate international markets where we currently have focused sales and marketing efforts. As our international footprint continues to expand, we believe our potential market opportunity will increase.

Our Approach

We believe we are well positioned to extend our market leadership, not only through promoting the rapid adoption of our construction management platform, but also through our dedicated efforts to invest in and positively impact the future success of the construction community. We believe that our success is driven by the quality of our platform and our strong relationships with our customers and the broader construction industry. Our approach is based on two key elements:

•	We live and breathe construction. Our platform and products are focused on the construction industry, and we build our products for the requirements of industry stakeholders.

We have deep domain expertise and an understanding of the construction industry’s complex workflows, incentive structures, and the risks each stakeholder faces on a project. We also partner with the industry beyond providing software. Several of our initiatives, including Jobsite, our industry-focused blog site, Procore Community, our online user community forum, and Groundbreak, our annual construction industry conference, are designed to grow community engagement across our platform. For example, attendance at Groundbreak has grown from approximately 200 attendees in 2015 to over 3,400 attendees in 2019. We also offer additional resources to the construction community, including certified continuing education courses, training programs, online content libraries, and free software to universities, trade unions, and non-profits through our in-house social impact team, Procore.org. Collectively, these initiatives are designed to help us strengthen our credibility and affirm our value as a strategic partner to stakeholders in the construction sector.

•

We put our customers first.    We make our products intuitive and easy-to-use, whether from a computer, smartphone, or tablet in the field or in the back office, so that everyone can adopt and benefit from the power of our products. A core part of our strategy is our user-centric development culture. We engage with the construction community to understand their needs and work with our customers to develop, iterate, and improve our products and technology. For example, as part of our Innovation Labs program, customers work closely with our engineers, designers, and product managers to develop creative solutions to common problems faced in construction. We have also built a customer success organization focused on helping our customers implement our products quickly and efficiently. Our customer support team provides unlimited live support to all users, as well as numerous online resources, because we believe that if all users are successful, then our customers will be successful. As of December 31, 2019, we had published over              publicly available tutorials and FAQs. We also believe time-to-resolution is critical, which is why in 2019 our average support response time to a user support request via online chat or phone was under                  and we had a                positive customer support satisfaction rating.

Our Platform

We are helping revolutionize the construction industry by changing the way construction projects are managed, providing online and offline access to critical project information, simplifying complex workflows, and enabling collaboration among all project stakeholders.

We have built our platform to be modern, intuitive, and open with a modular and extensible architecture that not only includes the breadth and depth of functionality of our own products but also integrates with third party applications and our customers’ own customized applications. While we offer a broad set of products that we monetize through subscriptions, our platform also includes a wide range of technical services that are shared across our products and open APIs that enable us to extend the capabilities of our platform to the broader ecosystem of software that our customers use.

Our construction management platform offers our customers and collaborators capabilities that address a range of evolving needs throughout a project’s lifecycle, including bidding, scheduling, BIM, labor tracking, financial management, and more. Our platform streamlines communication and facilitates compliance with safety and other regulatory standards, which helps increase productivity and efficiency, reduces rework and costly delays, improves safety and compliance, and enhances collaboration and accountability among key stakeholders.

We offer these industry-transforming capabilities through an integrated, user-centric platform that features four product categories, our extensive App Marketplace, our proprietary data and analytics layer, and a powerful range of shared technical services leveraged across our products.

Product Categories

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Preconstruction.    Selecting the right specialty contractors and vendors for a construction project is critical to the successful outcome of the project. The process is often manual, disorganized, time-consuming and resource-intensive, requiring the collection of extensive documentation and multi-faceted bids that typically include sensitive information. Our Preconstruction products facilitate collaboration between internal and external stakeholders during the planning, budgeting, and partner selection phase of a construction project. Our products are designed to help reduce financial and operational risk before construction begins.

•

Project Management.    Construction teams struggle with poor communication between the field and office, time-consuming processes, and getting updated and accurate information to all project stakeholders. Teams often lack the ability to effectively collaborate on workflows, such as structure design, or changes to plans that become necessary in the field. Tracking project progress and ensuring procedures are in line with quality and safety standards is often manual or done using disparate point solutions. These dynamics lead to risky work environments, rework, training gaps, and strained relationships, often resulting in millions of dollars in cost overruns and litigation. Our Project Management products connect entire construction project teams by ensuring project information is aggregated in a cloud-based platform, available to all project participants, and accurate so that work on the jobsite is completed correctly. Our products and platform enable real-time collaboration, information storage, design, and regulation compliance for teams on the jobsite and in the back office.

•

Resource Management.    Construction teams responsible for performing work on the jobsite are often unable to efficiently track labor productivity, which leads to schedule delays, inefficient use of time, margin loss, and rework. Our Resource Management product helps customers address these problems by tracking labor productivity to improve time management and by managing profitability on construction projects. By using our product, customers are also creating detailed productivity records that can be referenced during the bidding process.

•

Financial Management.    Managing construction financials is often a slow, expensive, and manual data entry process. Construction teams need to be able to monitor budgets on individual projects and across entire portfolios of projects in order to maximize project profitability and plan for the long-term. Teams lack real-time access to accurate financial data that is critical to managing changes that impact budgets or allow for efficient invoicing. Traditionally, construction teams have not had access to collaborative financial applications that connect the field to the office. Our Financial Management products provide customers with visibility into the financial health of their individual construction projects and portfolios, and facilitate untethered access to financial data, linking the field and the office in real-time. Our products improve cost management, invoice collection and review, budget forecasting and tracking, and capital planning. Our platform also supports integrations with a majority of the industry’s preferred accounting systems.

Procore App Marketplace

Our platform gives customers the freedom to connect with over                third-party applications currently in our App Marketplace. Our App Marketplace extends the functionality of our existing products, connecting critical business workflows and processes, and enabling customers to maintain a single system of record while being able to leverage software solutions providing an array of functionality. This ecosystem provides customers with support in analytics, accounting, scheduling, compliance, and customer relationship management, among many other categories. Access to the App Marketplace is free for both our customers and the third-party developers that integrate their applications with our products.

Our App Marketplace represents a key competitive differentiator for us and has been widely adopted by our customers, providing significant value while demonstrably increasing the stickiness of our products and providing a future pipeline for potential acquisitions. As of December 31, 2019, approximately     % of our customers use at least one integration and over     % use two or more. Within the construction industry, integration of third-party applications with our platform and a presence in the App Marketplace are increasingly seen as requirements for adoption and usage by our customer base.

Procore Analytics

Our analytics product offers advanced analytics and business intelligence, or BI, capabilities, allowing customers to monitor projects and drive more informed decision-making for their business. Procore Analytics provides access to approximately 100 pre-built reports and the ability to build custom visualizations leveraging their enterprise data in Microsoft Power BI. Cross-tool reporting, configurable dashboards, and advanced data visualization all help turn project data into business insight. We launched Procore Analytics to a limited number of customers in October 2019 as a response to increasing customer demand for enhanced visibility into their data on our platform.

Procore Shared Technology Services

Our platform includes a number of shared services that underlie our products and enable us to launch new products and extend the capabilities of our existing products. The user directory, reporting, tasks, search, and other components of our platform are examples of the underlying shared services that our customers can use across our products. In order to create a centralized hub for construction project information, we have developed an open and extensible platform that connects our customers’ business applications, people, devices, and data. We have also developed highly configurable forms, data fields, and workflows, enabling our customers to centralize their data on our platform. Our platform services are designed around four defining attributes that increase the breadth and depth of our offering, improve usability, and enable a unified experience. These include:

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UI Customization.    Our platform is designed to be flexible and adaptable, providing native mobile and desktop user interfaces, or UI, to both our internal and third-party developers. This means developers can accelerate design and development efforts by accessing Procore’s core

UI components and design guidelines helping ensure a consistent user experience. We also offer third-party developers the ability to create embedded applications, which we call Embedded Apps, a feature that allows developers to insert their apps directly into our UI. This creates an experience that reduces user friction and context switching between different applications, while providing our familiar UI to users when introducing new third-party applications.

•

Customizable Business Logic.    Our products are designed to work the way our users work. Customers can create designated workflows to match the approval sequence and processes that are appropriate for their businesses. Our platform offers configurable fields and forms, improving the degree of precision with which customers can track data and secure documentation. Additionally, our platform offers comprehensive user permission functionality. These permissions define who has access to certain project and company-level information. By default, we provide customers with several role-based permission templates, and these permissions are configurable down to the tool access level by user.

•

APIs.    Our platform features developer-friendly open APIs and tools that are designed to empower our customers and third-party developers to build their own customized web or mobile applications, thereby expanding the functionality of our products.

•

Data.    As data is generated on our platform, it is securely stored in centralized databases. Our platform enables our customers to search across their data, empowering real-time analytics and customizable reporting. Users have access to insights that can be derived from data generated by their account usage across our platform. Additionally, our platform allows us to collect aggregated, anonymized data that we can use to develop new products and features, as well as better support our customers as they navigate challenging industry and market conditions.

Our platform typically serves as a system of record for our customers’ projects. As the number of projects and the construction volume managed on our platform grows, so does the amount of data that our platform captures. This enables our customers to analyze their data and derive insights to better operate their business. As of December 31, 2019, user activity generated over                terabytes of data and on average added                of data per month in 2019.

Our Business Model

We generate substantially all of our revenue from subscriptions to access our products and have an unlimited user model that is designed to facilitate adoption and maximize usage of our platform by all project stakeholders. We sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products and the annual construction volume contracted to run on our platform. As our customers subscribe to additional products, or increase the annual construction volume contracted to run on our platform, we generate more revenue.

Our business benefits from powerful network effects, which can increase our value creation, provide competitive advantages, and drive higher return on investment to our existing and potential customers. As we grow, the value of our business increases across three key dimensions:

•

Ecosystem.    Our business model is designed to encourage rapid, widespread adoption by allowing for unlimited users, meaning we do not charge a per-seat or per-user fee. As such, customers can invite all project participants, or users, to our platform. This includes customers’ employees as well as collaborators. In 2019, on average, each customer brought approximately                  users onto our platform. In addition, over                  users engaged with our platform in 2019, of which collaborators comprised more than     %.

•

Products.    We believe our expertise in construction and close relationship with our customers and collaborators enable us to deliver easy-to-use and feature-rich products, specifically tailored to solve the problems of the industry’s key stakeholders and help them manage their businesses more effectively. Our products are offered à la carte and are integrated into our cloud-based platform.

•

Data.    Our platform provides extensive data across stakeholders and each stage of a project, which enables us to create a system of record for all stakeholders and to analyze project and industry trends. Our platform captures data encompassing bidding, safety, cost, quality, scheduling, materials, supplier information, and other types of data. Our powerful data assets also allow us to have deeper insights into the construction industry that we can, in turn, offer to our customers.

Benefits to Our Core Customer Stakeholders

We believe that our ability to deliver products that address our customers’ specific needs while enabling streamlined communication and real-time access to data is essential to driving increased productivity and efficiency, improved safety and compliance, and enhanced collaboration and accountability. While we currently serve key stakeholders in varying capacities, our target customers are owners, general contractors, and specialty contractors.

Owners

Owners are the beneficiaries of the end result of a construction project, but if the project is over budget, or not completed on schedule, the owner can be responsible for funding the overage or incurring lost revenue. Owners need the ability to plan capital expenditures, accurately estimate project costs, source high quality general contractors to manage construction work, and track project progress with a high degree of visibility. By reducing friction that hinders collaboration, our products can help owners track cost updates, project status, and change orders. We help owners save significant time and money by providing financial and operational visibility into their projects. It is critical for owners’ bottom lines that they remain informed of what work has been completed, when it was completed, and what specifically was built or installed. Not only is this information crucial for ongoing projects, but it is also necessary for long-term asset management, as the underlying data allows for more efficient, effective, and predictive maintenance.

General contractors

General contractors operate under immense pressure, with little room for error, as they often manage their businesses with small profit margins. Inadequate information flows, such as not providing specialty contractors with the latest set of plans, can result in costly project delays, overages, and unfulfilled expectations. General contractors are also compelled to perform duplicate data entry in disparate systems and are accustomed to dealing with invoicing errors, information silos, and disconnected application and point solutions. For example, general contractors must often collect and consolidate dozens of invoices from their specialty contractors each month before invoicing the owner. This process can require days or even weeks of effort, depending upon a project’s complexity and the number of specialty contractors. With our platform, that process can be greatly condensed. We have developed a cloud-based platform to allow general contractors to manage their projects from a smart device in their hand, with the goal of facilitating exceptional teamwork, reducing costly rework, mitigating risk, and improving profit margins.

Specialty contractors

For specialty contractors to be successful, it is imperative that they are able to effectively track and manage their crews, materials, and equipment. Specialty contractors have to get the right people to the right jobsite at the right time with the correct materials and equipment. However, specialty contractors often utilize disparate point software solutions or antiquated documentation systems, such as pen and paper and even white boards, which means they lack a consistent way to track labor production rates, monitor safety compliance and quality of work, ensure they are working off the latest set of plan and schedules, or document work completed as part of the invoicing process. Specialty contractors frequently experience delays and disruptions in work progress as a result of not having timely access to the most up-to-date information, such as when other stakeholders make changes to project plans or schedules and do not effectively communicate those changes to specialty contractors. For example, when a specialty contractor submits a change order, they typically cease work until the change order is approved by the owner and the decision is communicated back to the specialty contractor, which can take weeks. Our products feature intuitive, easy-to-use tools that allow specialty contractors to leverage accurate, real-time information, reduce unnecessary data entry, visualize productivity trends, document completed work, and get paid the correct amounts faster.

Why We Win

We have a number of distinct competitive advantages that result from our deep domain expertise, singular focus on construction, user-centric approach, and broad and extensible platform:

•

We are positioned to be the construction industry’s system of record.    Our platform allows our customers to manage their construction projects and leverage their data across multiple workflows, all from a centralized platform, creating a system of record. Our products and robust App Marketplace integrations with third-party applications are designed to allow our customers to access data provided by other stakeholders on their projects and from third-party sources. Our unlimited user model enables rapid, widespread adoption of our platform and ensures project information is captured. In contrast, construction software solutions that use a per-seat pricing model ultimately restrict adoption, limiting access to project data to a limited number of project participants and preventing the centralization of all information on a jobsite. We believe our scale, market position, and unlimited user model will help us attract more customers, collaborators, data, and third-party developers, reducing barriers to adoption and affording us the ability to serve as the system of record for the construction industry.

•

We offer a comprehensive and integrated platform.    We provide a cloud-based construction management platform with a comprehensive set of workflows spanning the construction lifecycle, from pre-construction to project completion. One of the core benefits of our platform approach is that our products are deeply integrated, providing a streamlined user experience and centralized access to project information. Importantly, by offering products that integrate workflows throughout the entire project lifecycle, customers can manage projects and perform many of their day-to-day tasks without leaving their Procore account or needing to access multiple systems. The power of our platform is evidenced by our scale and user engagement. For example, in 2019, our customers uploaded or created more than    million photos,    million documents, and         million inspection items.

•

We provide our users with an easy-to-use mobile application.    Our mobile application allows customers and collaborators to easily access project data from the office or the jobsite. Our user-centric mobile products are intuitive and easy-to-use, enabling all users to quickly adopt and benefit from the power of our products. We believe that enabling construction workers to complete complex workflows and consume critical project data from the jobsite, all from a simple user interface, drives customer adoption and success.

•

Procore is a trusted technology brand in the construction industry.    We strive to build trust with the construction industry such that our customers see us as a strategic partner. We believe that we have brought a new level of transparency and collaboration to an industry traditionally characterized by complex stakeholder dynamics, asymmetric risks and rewards, and conflicting interests.

•

We offer excellent customer success and support, driving ease-of-use and fast time to value.    We have built a customer success organization focused on helping our customers implement our products quickly and efficiently. Our customer support team provides unlimited live support to all users on our platform, as well as numerous online resources, because we believe that if all users are successful, then our customers will be successful. In addition to live chat and email support, our customer success organization provides our customers with trainings, educational programs, and industry seminars to help them grow and manage their businesses. We believe that our focus on customer success helps our customers quickly realize value from our platform.

Our Growth Strategy

We intend to leverage our existing products and industry presence to establish our platform and products as the industry standard in construction, both domestically and internationally. The key elements of our strategy to accomplish these objectives are as follows:

•

Maintain and advance our technology leadership.    We believe the investments we have made in research and development to build our technology have been a core differentiator of our products and platform. We plan to continue to invest in technology innovation and product development, and we believe that our customers will benefit from new features and products that enable them to manage additional workflows on our centralized platform.

•

Acquire new customers.    We believe the market for construction technology and collaboration tools is in its early phases of adoption. As of December 31, 2019, we had over                 customers, which we believe represents just     % of the total number of customers to whom we can sell, based on Frost & Sullivan’s estimated addressable customers. We plan to continue to expand our sales and marketing efforts to drive awareness of our products and grow our customer base, focusing on owners, general contractors, and specialty contractors. The portion of our current user base made up of collaborators invited to participate in our customers’ projects represents a significant opportunity to increase our revenue. These users are incentivized to become customers in order to gain visibility and control across their projects with actionable insights from a single system. In the future, we have the potential to monetize additional adjacent stakeholders, including a broad set of industry participants who are potential customers of our existing products and those whom we plan to address with targeted new products over time.

•

Increase spend within our customer base.    We plan to drive additional spend from existing customers by capturing more projects, selling them additional existing products, and offering new products that address additional customer needs. We recently introduced several of our products, including BIM, Invoice Management and Analytics, to our installed base and have announced the launch of Prequalification. These products present significant opportunities for cross-selling. We also plan to offer additional products designed to support specific stakeholders. For example, we recently announced Capital Planning and Portfolio Financials, a new set of products tailored to the needs of owners, which include the functionality from our recent acquisition of Honest Buildings.

•

Expand internationally.    We believe there is a global need for construction management software and that the global market is currently underpenetrated, representing a significant opportunity. As of December 31, 2019, we had customers in          countries, and our products were used on projects in          countries. In 2019, only approximately         % of our revenue was generated from customers outside of the United States. We believe this presents us with a large opportunity for continued international expansion. We recently opened offices in London,

England and Mexico City, Mexico, and have had offices in Sydney, Australia and Vancouver and Toronto, Canada since 2017. We plan to open offices and hire sales and customer experience teams in additional countries, and expand our presence in the countries where we already operate.

•

Extend our industry connectivity and our position as a trusted brand.    We believe there are powerful network effects to our business, and to capitalize on these effects we intend to focus on driving higher engagement with customers, collaborators, and the broader construction community. We will continue to invest in expanding our ecosystem, developing new partnerships, and supporting more integrations, which we believe will drive more functionality, richer data, improved user experiences, and higher collaboration and connectivity on our platform. In addition, we plan to continue to invest in growing our brand and expanding on our key community and user initiatives including Procore.org, Procore Community, Jobsite, and our annual Groundbreak construction industry conference. By bringing a large and diverse user base to our platform, from customers and collaborators, to students and volunteers as part of our non-profit programs, we grow our ecosystem and revenue opportunity with new and existing customers.

•

Pursue targeted acquisitions.    We have made and may in the future make select acquisitions to add innovative features and functionality to our platform, accelerate our end-to-end cloud-based platform strategy, and bring talent to our team. Our App Marketplace provides us with visibility into our customers’ interactions with many third-party applications. For example, in 2019, we acquired Honest Buildings, an existing App Marketplace application and a provider of financial and project management software for owners, allowing us to further extend our products and platform to this group of key stakeholders. We believe that our industry brand and App Marketplace provide us with an advantage in pursuing our acquisition strategy.

Our Products

Our platform features four integrated product categories, allowing data and workflows to transparently cross the phases of a construction project. Our customers typically purchase subscriptions to access our products on a product-by-product basis.

Preconstruction

•

Prequalification.    Procore Prequalification streamlines the process of selecting specialty contractors and vendors for construction projects, connecting all stakeholders involved in the process in one place. Customers can easily send out requests for documentation to potential partners, which are then collected, standardized, and aggregated within the Prequalification product. From there, customers can evaluate which partners have the capability, capacity, and resources to be hired for their project. Customers can also access and store financial data, increasing project team visibility without compromising confidentiality.

•

Bid Management.    Procore Bid Management organizes the complex bidding process, from bid package creation to bid award, allowing customers to track and assess the significant volume of bids that are typically submitted to work on a given construction project. Bid Management also provides vendors with a single location to access bid package details, files, and communications to simplify the bid submission process.

Project Management

•	Project Management. Procore Project Management provides every team member on a construction project with real-time access to the information they need via a single, accurate,

up-to-date source. Project Management centralizes and facilitates collaboration on schedules, specifications, submittals, drawings, RFIs, and outstanding tasks. Users have the ability to log critical information, track project progress, and escalate issues for approvals from the correct team members. Project Management is designed to increase transparency and accountability across the entire project team, reducing litigation risk and the shifting of responsibilities.

•

Quality & Safety.    Procore Quality & Safety allows field teams to continuously record, monitor, evaluate, and improve procedures in order to maximize compliance with safety regulations and quality specifications. Additionally, the product helps users identify, understand, and proactively resolve the causes of issues and risky behaviors before they result in an injury or accident.

•

Design Coordination.    Procore Design Coordination helps users identify and resolve conflicts in a building’s structural and systems plan before construction begins, thereby reducing the need for change orders during construction. Our product improves the virtual design and construction process so all necessary stakeholders can work collaboratively with the team designing the 3-D building model.

•

Building Information Model.    BIM enables users in the field to view and collaborate on 3-D models, which allow construction teams to more efficiently construct buildings. Users can access project models with an easy-to-use navigation interface that ties 3-D models to drawings that field teams are comfortable using. Field workers have real-time, constant access to the BIM model, improving decision-making and quality of work.

Resource Management

•

Field Productivity.    Procore Field Productivity enables specialty contractors to track hours worked and quantities installed in real-time so they can make daily decisions that help keep projects on schedule and within budget, while maximizing profitability. In using Field Productivity, customers are also creating a detailed record of historical productivity rates, which streamlines the time-intensive payroll process for smaller contractors and can also be leveraged in order to more accurately bid for future jobs.

Financial Management

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Project Financials.    Procore Project Financials is a robust solution for managing the financial health of a construction project. Customers can track, forecast, and manage project costs, budgets, and change orders with reliable data drawn from the field. These real-time insights help customers facilitate more accurate communication, generate faster approvals, and reduce financial risk.

•

Invoice Management.    Procore Invoice Management expedites the invoice creation, collection, review, and approval process across stakeholders. Our products allow customers to automate the creation of invoices while helping to ensure accuracy and reduce delays in payment. By streamlining the payment process, Invoice Management helps to reduce schedule delays arising from disruptions in cash flow.

•

Portfolio Financials.    Procore Portfolio Financials is purpose-built for owners, enabling these stakeholders to track and approve expenditures across their portfolio of construction projects. Users can compare bids across different general contractors and manage budgets, change orders, and invoices all in one place.

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Capital Planning.    Procore Capital Planning enables owners to track, analyze, and forecast budgets across an entire portfolio, with a focus on long-term planning. Our product aggregates project cost data, enabling our customers’ to update capital plans in real-time and inform their forecasts.

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Accounting Integrations.    Procore Accounting Integrations integrates with our customers’ accounting systems to minimize manual data entry and reduce errors created through double entry. Accounting integrations sync project information between the field and office so informed decisions can be made using up-to-date project and cost data.

Procore Analytics

•

Procore Analytics.    Our Procore Analytics product gives customers the ability to generate deep insights across data aggregated from across all projects, various products, and integrated accounting software. Customers can track trends and conduct analysis using approximately 100 pre-built reports, all of which are customizable to suit individual customer needs.

Our Customers

We serve customers ranging from small businesses managing a couple million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the commercial, residential, industrial, and infrastructure segments of the construction industry. As of December 31, 2019, we had                customers in                 countries. No single customer accounted for more than 10% of our revenue in 2017 and 2018.

Sales and Marketing

We primarily sell subscriptions to access our products through our direct sales team, which is specialized by stakeholder size and type, and is serviced regionally from offices in the United States and Canada, Australia, England, and Mexico. We combine an inside sales model with a field sales team targeting large accounts. Our install base team focuses on renewals and account expansion. Our construction volume-based pricing model and number of product offerings create multiple opportunities for expansion.

We focus our marketing efforts on product innovation and value, domain expertise, and community-building. We reach potential customers and generate leads for our sales team through a combination of content marketing, public relations, advertising, sponsorships, digital marketing, partner marketing, social media, community initiatives, and events. We deliver multi-touch marketing efforts across all stages of the customer journey, from awareness and consideration to purchase, retention, and advocacy. Marketing activities are connected to our sales pipeline, resulting in product demonstration requests and sales opportunities. As a key part of our brand-building efforts, we host industry events. In 2019, we hosted and participated in over                events, the most instrumental being Groundbreak, allowing us to connect directly with our customers, collaborators, and the broader construction industry.

Customer Success

We are committed to the success of our customers and provide a robust set of resources to help them effectively integrate our platform into their business processes and maximize the value they get out of our products and platform. Our customer success teams implement new customer accounts, get new users up and running on our platform, provide product support, and serve as a day-to-day resource. The majority of our customers have access to dedicated customer success managers who help cultivate our relationship with the customer, ensuring customers are using key features, and foster increased usage of our platform over time.

In addition to live chat and email support, our customer success organization provides our customers with trainings, certification programs, access to training modules and on-site sessions, Procore Community, and extensive online tutorials and document resources, to help them grow and manage their businesses.

Research and Development

Our research and development organization is responsible for the development and delivery of new features and products for our platform, and the continued improvement, maintenance, and support of our existing products, platform, and cloud infrastructure. We leverage our broad customer base, our engaged user communities, and our focus on user-driven innovation to aggregate feedback on features and functionality and consistently improve our products and platform. Our teams partner with our customers and collaborators to understand their needs through focus groups at our innovation labs, trade shows, and conferences, and with customers and collaborators on the jobsite. Our approach to research and development involves regular feedback loops and agile development processes, which affords us the ability to release new features at rates we believe are among the best in the industry. In 2019, we deployed over approximately                product updates and new features.

Our research and development teams are largely based in our Carpinteria, California headquarters, and our New York, New York and Austin, Texas offices.

Our Competition

The market for construction management software is competitive and rapidly evolving. We believe the market is in its early phases of maturity and technology adoption as many companies in the construction industry still rely on a combination of rudimentary workflows, including manual paper-based methods, email, fax, and spreadsheet-based processes. Where technology has been adopted, it has generally had a limited impact because of a lack of modern, cloud-based tools, limited breadth and depth of functionality, or a lack of integrations between point solutions.

We believe our competitors primarily exist across the following four categories:

•

aggregated construction management tools, including products offered by Oracle (including through its acquisitions of Primavera Systems, Aconex, and Textura), Autodesk (including through its acquisitions of PlanGrid, Assemble Systems, and BuildingConnected), and Trimble (including through its acquisitions of Viewpoint and e-Builder). We integrate some of these products with our platform, such as Autodesk’s BIM software and Oracle’s Primavera scheduling tool.

•

accounting software vendors, such as ComputerEase Software, Foundation Software, and Jonas Software. These providers offer accounting software and supplement their solutions with project management tools and other offerings, which are often bundled with their accounting solutions as lower-value add-ons. The project management tools offered by these software vendors have historically not been a primary focus of theirs. Our customers can integrate with many of these accounting solutions on our platform and through our App Marketplace.

•

point solution software vendors in various categories, including analytics, bidding, BIM, compliance, and scheduling, among others. These providers offer solutions targeted at solving a particular problem for a specific type of stakeholder. Many of the point solutions these vendors provide integrate with our platform and are available in our App Marketplace.

•	in-house specialized tools or processes built by or for existing or prospective customers.

Although certain of our competitors have greater financial resources, longer operating histories, greater brand recognition, and may offer their products at lower price points, we believe we compete favorably on the basis of the following competitive factors:

•	construction industry expertise and resulting tailored solutions;

•	breadth and depth of our products;

•	customer experience and customer support;

•	proven customer success, with a strong referable customer base;

•	ability to connect multiple stakeholders in a cloud-based platform;

•	ease of deployment, implementation, and use;

•	ability to deploy mobile capabilities, including use in the field;

•	ability to automate complex processes;

•	quality of our APIs and number of integrations in our App Marketplace;

•	ability to offer customizations and configurability;

•	ability to aggregate and analyze data and information;

•	platform scalability; and

•	security and reliability.

Our Values and Leadership

We exist to serve the construction industry and we recognize that to be successful we must understand our customers’ problems, develop innovative solutions, and drive actionable results. With this in mind, we developed Procore around three core values—Ownership, Openness, and Optimism. We have worked hard to create and maintain a culture where employees feel ownership over their work and are encouraged to try new ideas, all while working in an open, collaborative, and supportive environment. We offer our employees numerous professional skills, leadership, and construction industry education opportunities so our personnel can take control of their own careers and personal and professional development. We believe in fostering a high level of employee engagement and making substantial investments in their learning and development. We believe that our culture and values are a sustainable competitive advantage within our industry, and we will continue to invest in developing our people in order to drive superior business results.

In addition to the responsibility we have to our employees, we strongly believe that we also have a responsibility to empower the communities and industry we serve, whether through community service or honoring the differences among us. We believe diversity facilitates innovation and is advantageous to our industry. To demonstrate our commitment to diversity, we launched Women in Construction as a social impact program designed to provide a professional network for women working in an industry that is predominantly male. The Women in Construction initiative hosts events and webinars across the country, and serves as a support and networking system with the goal of connecting and empowering talented women at Procore and throughout the industry. We also offer products to the construction community that improve business operations, including certified continuing education courses, online content libraries, free software to over          universities, schools, trade unions, and non-profits, and training programs through our in-house social impact team, Procore.org. Procore provides these schools and nonprofits with a free construction project management curriculum, as well as free access to Procore’s software and end-user support.

In 2019, we joined Pledge 1% and received the prestigious Forbes Cloud 100 Pledge 1% Impact Award.

Our Employees

As of December 31, 2019, we had                 full-time employees. None of our employees are represented by a labor union or covered by collective bargaining agreements, nor have we experienced any work stoppages.

Our Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our products are larger contributors to our success in the marketplace.

As of December 31, 2019, we held                issued patents and had                non-provisional patent applications pending examination in the United States. Our issued patents in the United States will expire in                . We also had                pending international patent applications. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the United States and many other jurisdictions around the world. We also have registered domain names for websites that we use in our business.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the sections titled “Risk Factors—Risks Related to Our Business and Industry—Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.”

Our Facilities and Properties

Our corporate headquarters are located in Carpinteria, California, where we lease approximately 235,000 square feet of office space pursuant to operating leases that expire between October 2021 and March 2027. In addition, we maintain additional offices in the United States in Alameda, San Francisco and San Diego, California; Austin, Texas; New York, New York; Portland, Oregon; and Willmar, Minnesota, and internationally in Sydney, Australia; Toronto and Vancouver, Canada; Mexico City, Mexico; and London, England. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together reasonably be expected to have a material adverse effect on our business, results of operations, financial condition, or cash flows.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of September 30, 2019:

Name	Age	Position
Executive Officers
Craig F. Courtemanche, Jr.	52	President, Chief Executive Officer, and Director
Sam Crigman	37	Chief Technology Officer
Dennis Lyandres	34	Chief Revenue Officer
Paul Lyandres	29	Chief Financial Officer
Benjamin C. Singer	42	Chief Legal Officer and Corporate Secretary

Non-Executive Officer Directors
Brian Feinstein	34	Director
William Griffith	48	Director
Kevin J. O’Connor	58	Director
Perry A. Wallack	50	Director
Steven C. Zahm	55	President—Chief Culture Officer and Director

Executive Officers

Craig F. Courtemanche, Jr.    Mr. Courtemanche is the founder of our company. He has served as our President since November 2019, having previously served in this role from January 2002 to May 2004, and has served as our Chief Executive Officer and on our board of directors since January 2002. From 1996 to 2001, Mr. Courtemanche served as the founder and Chief Executive Officer of Webcage, a software consulting firm. From 1993 to 1996, Mr. Courtemanche served as a software engineer at Skip Steveley & Associates, a consulting firm.

Mr. Courtemanche was selected to serve on our board of directors because of the perspective and experience he brings as our founder, President, and Chief Executive Officer, as well as his experience in the construction and software industries.

Sam Crigman.    Mr. Crigman has served as our Chief Technology Officer since March 2015. From February 2006 to March 2015, Mr. Crigman served in various engineering roles at our company, including as our Vice President of Engineering. Mr. Crigman holds a B.S. in Computer Science from the University of California, Santa Barbara.

Dennis Lyandres.    Mr. Lyandres has served as our Chief Revenue Officer since October 2018. From November 2014 to October 2018, Mr. Lyandres served as our Executive Vice President of Sales. From June 2012 to November 2014, Mr. Lyandres served in various sales management roles at Cloudera, a software company. From February 2010 to May 2012, Mr. Lyandres served in various business development and sales roles at Pentaho, a software company. From 2007 to 2009, Mr. Lyandres served in various strategic roles at BTI Group, a mergers and acquisitions firm. Mr. Lyandres holds a B.A. in Mass Communications from the University of California, Berkeley.

Paul Lyandres.    Mr. Lyandres has served as our Chief Financial Officer since July 2019. From July 2014 to July 2019, Mr. Lyandres served in various business operations and business development, strategy, and corporate development roles, and most recently as our Executive Vice President of Strategy & Corporate Development. From August 2012 to July 2014, Mr. Lyandres served as a venture investor at Bessemer Venture Partners. Mr. Lyandres holds a B.S. in Economics from The Wharton School at the University of Pennsylvania.

Benjamin C. Singer.    Mr. Singer has served as our Chief Legal Officer since April 2019 and Corporate Secretary since June 2019. From November 2014 to April 2019, Mr. Singer served as General Counsel and Corporate Secretary of Blue Apron, a food delivery service. From April 2011 to November 2014, Mr. Singer served in various legal roles at Gilt Groupe, an e-commerce company, most recently as Vice President, Associate General Counsel and Assistant Corporate Secretary. From May 2007 to April 2011, Mr. Singer was an associate attorney at Kirkland & Ellis LLP, a law firm. From September 2004 to May 2007, he was an associate attorney at Wilson Sonsini Goodrich & Rosati, P.C., a law firm. Mr. Singer hold a B.A. degree in Philosophy and Religious Studies from Indiana University and a J.D. from The University of Texas School of Law.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Non-Executive Officer Directors

Brian Feinstein.    Mr. Feinstein has served on our board of directors since June 2014. Mr. Feinstein has been employed by Bessemer Venture Partners since 2008 and has served as a partner of the organization since 2013. Mr. Feinstein currently serves on the boards of directors of various privately-held companies. Mr. Feinstein holds an A.B. in Government from Harvard University.

Mr. Feinstein was selected to serve on our board of directors because of his experience in the venture capital industry and his experience serving as a director of various private companies.

William Griffith.    Mr. Griffith has served on our board of directors since March 2015. Since January 2013, Mr. Griffith has served as a Partner at ICONIQ Capital, an investment and venture capital firm, where he co-founded the firm’s growth equity and data center investment activities and sits on the firm’s investment and management committees. Mr. Griffith previously served as a shareholder representative for Adyen NV from September 2015 to June 2018. From August 2003 to December 2011, Mr. Griffith served as a General Partner at Technology Crossover Ventures, a private equity and venture capital firm. Prior to Technology Crossover Ventures, Mr. Griffith was an investment banker at Morgan Stanley. Mr. Griffith currently serves on the boards of directors of Blackline, Inc., a technology company, and a number of privately-held companies, including Age of Learning, ServiceTitan, Virtru, Dialpad, People.ai, and Restaurant365. Mr. Griffith holds A.B. degrees in Engineering and History from Dartmouth College and an M.B.A. from the Stanford University Graduate School of Business.

Mr. Griffith was selected to serve on our board of directors because of his significant knowledge of the technology industry, and experience as a director of publicly and privately held technology companies.

Kevin J. O’Connor.    Mr. O’Connor has served on our board of directors since May 2004. Since June 2018, Mr. O’Connor has served as a Managing Partner at ScOp Venture Capital, a venture capital firm. From May 2009 until its acquisition by Amazon.com, Inc. in May 2017, Mr. O’Connor served as Chief Executive Officer of Graphiq, a technology company. Following the acquisition, Mr. O’Connor managed Graphiq’s integration strategy from May 2017 through May 2018. From January 1996 to August 2000, Mr. O’Connor served as Chief Executive Officer of DoubleClick, a technology company. From April 1992 to July 1995, Mr. O’Connor served in various executive roles at Digital Communications Associates, or DCA, a technology company. From May 1983 to April 1992, Mr. O’Connor served in various research roles at InterComputer Communications Corporation, a technology company, until its acquisition by DCA in April 1992. Mr. O’Connor holds a B.S. in Electrical Engineering from the University of Michigan, Ann Arbor.

Mr. O’Connor was selected to serve on our board of directors because of his significant knowledge of our company and his extensive experience with technology companies.

Perry A. Wallack.    Mr. Wallack has served on our board of directors since June 2016. Since June 2016, Mr. Wallack has advised, invested in, and served on the board of directors of private companies in the technology sector. From August 1999 to June 2016, Mr. Wallack served in various executive roles at Cornerstone OnDemand, Inc., including Chief Financial Officer. From 1998 to 1999, Mr. Wallack served as a Business Manager at Grant, Tani, Barish and Altman, Inc., a business management firm. From 1992 to 1998, Mr. Wallack served in several roles at Ernst & Young LLP, an accounting firm. Mr. Wallack holds a B.A. in Economics from the University of Michigan, Ann Arbor.

Mr. Wallack was selected to serve on our board of directors because of his extensive experience with accounting, finance, and software technology.

Steven C. Zahm.    Mr. Zahm has served as our President–Chief Culture Officer since November 2019 and on our board of directors since May 2004. Mr. Zahm served as our President from May 2004 to November 2019 and as our Chief Operating Officer from June 2007 to November 2019. From April 1996 to May 2003, Mr. Zahm served in various executive roles at DigitalThink, an electronic learning company, including as co-founder and Vice President of Enterprise Sales. From 1992 to 1996, Mr. Zahm served as a consultant at Prophet, a market research consulting firm. Mr. Zahm holds a B.A. in Economics from Stanford University and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Mr. Zahm was selected to serve on our board of directors because of the perspective and experience he brings as one of our earliest employees, as well as his industry expertise and relationships.

Family Relationships

Paul Lyandres and Dennis Lyandres are siblings.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, our directors were elected as follows:

•	Messrs. Courtemanche and Zahm were elected as the designees nominated by holders of our common stock;

•

Mr. O’Connor was elected as the designee nominated by holders of our Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, and Series C redeemable convertible preferred stock;

•	Mr. Feinstein was elected as the designee nominated by holders of our Series D redeemable convertible preferred stock;

•	Mr. Griffith was elected as the designee nominated by holders of our Series F redeemable convertible preferred stock; and

•	Mr. Wallack was elected as the designee nominated by holders of our common stock and redeemable convertible preferred stock.

In connection with this offering, the provisions of our amended and restated voting agreement relating to the election of our directors will terminate and our current certificate of incorporation by which our directors were elected, along with our bylaws, will be amended and restated. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation, and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be and , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be and , and their terms will expire at our third annual meeting of stockholders following this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment, and affiliations, our board of directors has determined that                do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of                 ,                  and                  . Our board of directors has determined that each member of our audit committee satisfies the independence requirements under

the listing standards of                  and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is                . Our board of directors has determined that                is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of our audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•

managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements and the effectiveness of our internal control over financial reporting, when required;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related party transactions;

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Our audit committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of                 .

Compensation Committee

Our compensation committee consists of                 ,                  and                  . The chair of our compensation committee is                 . Our board of directors has determined that each member of our compensation committee is independent under the listing standards of                 , and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs, and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of        .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                and                 . The chair of our nominating and corporate governance committee is                . Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the listing standards of                .

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of                  .

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at https://www.procore.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of                concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

During 2019, we did not pay any cash or other compensation to any of our non-employee directors for service on our board of directors.

On November 10, 2016, Mr. Wallack was granted an option to purchase 167,224 shares of our common stock, which he partially early exercised for 100,000 restricted shares of our common stock that were subject to the same vesting schedule as the option. One-fourth of the shares vested on June 27, 2017, and one-forty-eighth of the shares vest monthly thereafter, subject to Mr. Wallack’s continued service with us. As of December 31, 2019, Mr. Wallack held an option to purchase up to                  shares of our common stock.

Mr. Courtemanche, our founder, President and Chief Executive Officer, is also a member of our board of directors but did not receive any compensation for his service as a director. See the section titled “Executive Compensation” for additional information regarding the compensation earned by Mr. Courtemanche.

Mr. Zahm, our President–Chief Culture Officer, is also a member of our board of directors but did not receive any compensation for his service as a director. During 2019, Mr. Zahm received total cash compensation of                  for his service as an employee.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2019, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Craig F. Courtemanche, Jr., our President and Chief Executive Officer;

•	Paul Lyandres, our Chief Financial Officer; and

•	Benjamin C. Singer, our Chief Legal Officer and Corporate Secretary.

Summary Compensation Table

The following table presents all of the compensation awarded to, earned by, or paid to our named executive officers during the year ended December 31, 2019.

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Craig F. Courtemanche, Jr.	2019
President and Chief Executive Officer

Paul Lyandres	2019
Chief Financial Officer

Benjamin C. Singer	2019
Chief Legal Officer and Corporate Secretary

(1)

The amounts disclosed represent the aggregate grant date fair value of stock awards and stock options granted to our named executive officers during 2019 under our 2014 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock awards and stock options are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

Fiscal Year 2019 Corporate Bonus Plan

The named executive officers are participants in our Fiscal Year 2019 Corporate Bonus Plan, or the Bonus Plan. Our Bonus Plan provides for payments based on the achievement of certain corporate performance goals. Three-eighths of the payment is measured based on quarterly goal achievement for each of the first three quarters, with the remainder measured based on annual goal achievement.

Agreements with Our Named Executive Officers

Prior to the completion of this offering, we will enter into employment agreements or offer letters with each of our named executive officers setting forth the terms and conditions of such executive’s employment with us. The employment agreements or offer letters generally will provide for at-will employment and set forth the executive officer’s initial base salary. Each of our named executive officers has executed our standard proprietary information and inventions agreement.

Craig F. Courtemanche, Jr.

Prior to the completion of this offering, we will enter into an employment agreement or offer letter with Mr. Courtemanche. Pursuant to the employment agreement or offer letter, Mr. Courtemanche’s base salary will be $        . Mr. Courtemanche’s employment is at will and may be terminated at any time, with or without cause.

Paul Lyandres

Prior to the completion of this offering, we will enter into an employment agreement or offer letter with Mr. Lyandres. Pursuant to the employment agreement or offer letter, Mr. Lyandres’s base salary will be $        . Mr. Lyandres’s employment is at will and may be terminated at any time, with or without cause.

Benjamin C. Singer

Prior to the completion of this offering, we will enter into an employment agreement or offer letter with Mr. Singer. Pursuant to the employment agreement or offer letter, Mr. Singer’s base salary will be $            . Mr. Singer’s employment is at will and may be terminated at any time, with or without cause.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each named executive officer as of December 31, 2019.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that Have Not Vested	Market Value of Shares that Have Not Vested
Craig F. Courtemanche, Jr.
Paul Lyandres
Benjamin C. Singer

Other Compensation and Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability, and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. We pay the premiums for the life, disability, and accidental death and dismemberment insurance for all of our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers.

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we match     % of each participant’s first     % of plan contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during the year ended December 31, 2019. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us (other than the 401(k) plan) during 2019.

Employee Benefit and Stock Plans

Our board of directors intends to adopt our 2020 Plan, that will become effective in connection with the execution and delivery of the underwriting agreement related to this offering, and such 2020 Plan will supersede and replace our 2014 Plan. After our 2020 Plan becomes effective, no further stock awards will be granted under our 2014 Plan.

2020 Equity Incentive Plan

Our board of directors adopted our 2020 Plan in                    2020, and we expect our stockholders to approve our 2020 Plan prior to the completion of this offering. Our 2020 Plan is a successor to and continuation of our 2014 Plan. Our 2020 Plan will become effective on the date of the underwriting agreement related to this offering. Our 2020 Plan came into existence upon its adoption by our board of directors, but no grants will be made under our 2020 Plan prior to its effectiveness. Once our 2020 Plan is effective, no further grants will be made under our 2014 Plan.

Awards.    Our 2020 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other forms of awards to employees, directors, and consultants, including employees and consultants of our affiliates.

Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2020 Plan after it becomes effective will not exceed                  shares of our common stock, which is the sum of (1)            new shares, plus (2) an additional number of shares not to exceed                 , consisting of (A) shares that remain available for the issuance of awards under our 2014 Plan as of immediately prior to the time our 2020 Plan becomes effective and (B) shares of our common stock subject to outstanding stock options or other stock awards granted under our 2014 Plan that, on or after the date our 2020 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2020 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2021 through January 1, 2030, in an amount equal to (i)     % of the total number of shares of our common stock outstanding on December 31 of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2020 Plan is                  shares.

Shares subject to stock awards granted under our 2020 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2020 Plan. Shares withheld under a stock award to satisfy the exercise, strike, or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2020 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares, (2) to satisfy the exercise, strike or purchase price of an award or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2020 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under our 2020 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2020 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2020 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of our 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under our 2020 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient approved by the plan administrator, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient approved by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft, or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under our 2020 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    Our 2020 Plan permits the grant of performance awards that may be settled in stock, cash, or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under GAAP; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $        in total value; provided that such amount will increase to             for the first year for newly appointed or elected non-employee directors.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under our 2020 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    The following applies to stock awards under our 2020 Plan in the event of a corporate transaction (as defined in our 2020 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under our 2020 Plan may be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue, or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out, or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Change in Control.    Awards granted under our 2020 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in our 2020 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2020 Plan. No stock awards may be granted under our 2020 Plan while it is suspended or after it is terminated.

2014 Equity Incentive Plan

Our board of directors adopted our 2014 Plan in June 2014, and our stockholders approved our 2014 Plan in June 2014. Our 2014 Plan has been periodically amended, most recently in August 2019. As of December 31, 2019, there were                  shares of common stock remaining available for the future grant of stock awards under our 2014 Plan. As of December 31, 2019, stock options covering                  shares of our common stock were outstanding and RSUs covering                  shares of our common stock were outstanding and subject to vesting and our repurchase right under our 2014 Plan. We expect that any shares remaining available for issuance under our 2014 Plan at the time of this offering will become available for issuance under our 2020 Plan.

Stock Awards.    Our 2014 Plan provides for the grant of ISOs to our employees and employees of certain of our subsidiary companies, and for the grant of NSOs, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, restricted stock units, performance awards, and other stock-based awards to such employees, our directors, and to consultants engaged by us or any of our subsidiary companies.

Authorized Shares.    Subject to certain capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to stock awards under our 2014 Plan will not exceed 34,712,969 shares. In addition, any shares subject to stock awards that expire or terminate prior to exercise or are otherwise terminated, surrendered or cancelled, and any shares that are withheld to satisfy tax withholding obligations with respect to a stock award or the exercise price of an option, will thereafter be available for issuance under our 2020 Plan.

Plan Administration.    Our board of directors administers and interprets the provisions of our 2014 Plan. The board of directors may delegate its authority to a committee of the board. The plan administrator may additionally delegate limited authority to specified officers to grant awards. Under our 2014 Plan, the plan administrator has the authority to, among other things, determine award recipients, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award; construe and interpret our 2014 Plan and awards granted thereunder; prescribe, amend and rescind rules and regulations for the administration of our 2014 Plan; and accelerate the vesting of awards.

Changes to Capital Structure.    In the event of any dividend or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, or other change in the Company’s corporate structure affecting the Company’s shares, the plan administrator will adjust the number and class of shares that may be delivered under our 2014 Plan and/or the number, class, and price of shares covered by each outstanding award.

Corporate Transactions.    Upon the occurrence of a change in control (as defined in our 2014 Plan), awards will terminate unless provision is made for their continuation or assumption. In the event of such termination, the holders of stock options and other awards under our 2014 Plan will be permitted, immediately before the change in control, to exercise or convert all portions of such stock options or other awards under the Plan that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control. Notwithstanding any other provision of our 2014 Plan to the contrary, in the event of a change in control, the administrator may, in its sole discretion, take such actions as it deems appropriate to provide for the full or partial acceleration of the exercisability of any or all outstanding stock options or other awards.

Plan Amendment or Termination.    The plan administrator may at any time amend, alter, suspend, or terminate our 2014 Plan. Certain amendments, alterations, or the suspension or discontinuance of our 2014 Plan may require the written consent of holders of outstanding awards. Certain material amendments also require the approval of our stockholders. As discussed above, no new awards will be granted under our 2014 Plan following the closing of this offering.

Limitations of Liability and Indemnification Matters

On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered or expect to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.

Series I Preferred Stock Financing

In September 2019, we sold an aggregate of 2,112,744 shares of our Series I redeemable convertible preferred stock at a purchase price of $37.8654 per share, for an aggregate purchase price of approximately $80,000,000. The following table summarizes purchases of our Series I redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series I Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with ICONIQ Strategic Partners(1)	792,279	$29,999,961
Entities affiliated with Bessemer Venture Partners(2)	264,093	$9,999,987

(1)

Entities associated with ICONIQ Strategic Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P., ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners III Co-Invest, L.P., P Series, ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P., and ICONIQ Strategic Partners IV Co-Invest, L.P., P Series. William Griffith, a member of our board of directors, is a General Partner at ICONIQ Strategic Partners.

(2)

Entities associated with Bessemer Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Bessemer Venture Partners VIII Institutional L.P., and Bessemer Venture Partners VIII L.P. Brian Feinstein, a member of our board of directors, is a Partner at Bessemer Venture Partners.

2017 Third Party Tender Offer

In July 2017, we entered into a letter agreement with certain investors pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such investors proposed to commence. In July 2017, these investors commenced a tender offer to purchase shares of our capital stock from certain of our stockholders at a price of $12.25 per share, less transaction costs, pursuant to an offer to purchase to which we were not a party.

Entities affiliated with Mr. Courtemanche, our President and Chief Executive Officer, and a member of our board of directors, Paul Lyandres, Dennis Lyandres, and an entity affiliated with Sam Crigman, each of whom is one of our executive officers, and certain other of our employees sold shares of our capital stock in the tender offer. An aggregate of approximately 3.8 million shares of our capital stock were tendered pursuant to the tender offer.

2018 Third Party Tender Offer

In December 2018, we entered into a letter agreement with certain investors pursuant to which we agreed to waive certain transfer restrictions in connection with, and to assist in the administration of, a tender offer that such investors proposed to commence. In December 2018, these investors commenced a tender offer to purchase shares of our capital stock from certain of our stockholders at a price of $23.7217 per share, less transaction costs, pursuant to an offer to purchase to which we were not a party.

An entity affiliated with Mr. Courtemanche, our President and Chief Executive Officer, and a member of our board of directors, an entity affiliated with Steven C. Zahm, our President–Chief Culture Officer and a member of our board of directors, an entity affiliated with Kevin J. O’Connor, a member of our board of directors, an entity affiliated with Perry A. Wallack, a member of our board of directors, Paul Lyandres, one of our executive officers, Dennis Lyandres, one of our executive officers, an entity affiliated with Sam Crigman, one of our executive officers, and certain other of our employees sold shares of our capital stock in the tender offer.

An aggregate of approximately 6.0 million shares of our capital stock were tendered pursuant to the tender offer, of which entities affiliated with ICONIQ Strategic Partners purchased approximately 3.9 million shares for an aggregate purchase price of approximately $92.2 million. ICONIQ Strategic Partners is a beneficial holder of more than 5% of our outstanding capital stock. William Griffith, a member of our board of directors, is a General Partner at ICONIQ Strategic Partners.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, or IRA, with certain holders of our capital stock, including entities affiliated with Craig F. Courtemanche, Jr., Steven C. Zahm, and Perry A. Wallack, Kevin J. O’Connor, entities affiliated with ICONIQ Strategic Partners, entities affiliated with Bessemer Venture Partners, as well as other holders of our redeemable convertible preferred stock. The IRA provides the certain holders of our redeemable convertible preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The IRA also provides certain of these stockholders with information rights, which will terminate on the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate on, the completion of, this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Voting Agreements

We are party to an amended and restated voting agreement under which certain holders of our capital stock, including each of our executive officers (other than Benjamin C. Singer) or affiliates of such executive officers, Kevin J. O’Connor, an entity affiliated with Perry A. Wallack, entities affiliated with ICONIQ Strategic Partners, and entities affiliated with Bessemer Venture Partners, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. This agreement will terminate upon the completion of this offering, and thereafter none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

We are party to voting agreements under which certain holders of our capital stock, including entities affiliated with ICONIQ Strategic Partners, have agreed to vote their shares of our capital stock in the manner directed by a majority of our board of directors, and have granted an irrevocable proxy to, an officer of our company appointed for the purpose of acting as a proxyholder on matters to be voted upon by stockholders, subject to certain limited exceptions. These voting agreements will terminate upon completion of this offering.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including each of our executive officers (other than Benjamin C. Singer) or affiliates of such executive officers, Kevin J. O’Connor, an entity affiliated with Perry A. Wallack, entities affiliated with ICONIQ Strategic Partners, and entities affiliated with Bessemer Venture Partners, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell in certain circumstances to other parties. This right will terminate upon the completion of this offering. Since January 1, 2017, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related persons.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

Prior to the completion of this offering, our board of directors will adopt a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of September 30, 2019, and as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on 103,714,440 shares of common stock outstanding as of September 30, 2019, assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock upon the closing of this offering. Applicable percentage ownership after the offering is based on                  shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of September 30, 2019 or issuable pursuant to RSUs which are subject to vesting conditions expected to occur within 60 days of September 30, 2019. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Procore Technologies, Inc., 6309 Carpinteria Avenue, Carpinteria, CA 93013.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	%	Shares	%
Directors and Named Executive Officers
Craig F. Courtemanche, Jr.(1)	6,997,123	6.7%
Paul Lyandres(2)	386,190	*
Benjamin C. Singer	—	—
Brian Feinstein(3)	—	—
William Griffith(4)	45,925,580	44.3%
Kevin J. O’Connor(5)	3,987,742	3.8%
Perry A. Wallack(6)	293,068	*
Steven C. Zahm(7)	1,990,923	1.9%
All directors and executive officers as a group(8) (10 persons)	61,102,821	57.8%
5% Stockholders
Entities affiliated ICONIQ Strategic Partners(9)	45,925,580	44.3%
Entities affiliated with Bessemer Venture Partners(10)	15,536,142	15.0%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 4,130,687 shares held of record by Craig F. Courtemanche and Hillary Courtemanche Family Trust dated as of November 1, 2012, for which Mr. Courtemanche and his spouse serve as trustees, (ii) 2,020,000 shares held of record by The Hillary Courtemanche 2016 Annuity Trust dated November 18, 2016, for which Mr. Courtemanche’s spouse serves as trustee, and (iii) 846,436 shares subject to options that are exercisable within 60 days of September 30, 2019, all of which are vested as of such date. Mr. Courtemanche also holds RSUs, none of which will become vested within 60 days of September 30, 2019.

(2)

Consists of (i) 36,059 shares held of record by Mr. Lyandres, and (ii) 350,131 shares subject to options exercisable within 60 days of September 30, 2019, all of which are vested as of such date. Mr. Lyandres also holds RSUs, none of which will become vested within 60 days of September 30, 2019.

(3)

Mr. Feinstein, a member of our board of directors, is a partner at Bessemer Venture Partners. Mr. Feinstein disclaims beneficial ownership interest of the securities held by the Bessemer Entities (as defined below) referred to in footnote 10 below. Mr. Feinstein has a passive economic interest in the shares held by the Bessemer Entities through an interest in (i) Bessemer VIII (as defined below) and (ii) Deer VIII L.P. (as defined below).

(4)

Consists of the shares listed in footnote 9 below. Mr. Griffith, a member of our board of directors, is an equity holder and director of ICONIQ Parent GP II (as defined below), ICONIQ Parent GP III (as defined below), and ICONIQ Parent GP IV (as defined below) and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ Entities (as defined below).

(5)

Consists of (i) 3,933,364 shares held of record by Mr. O’Connor and (ii) 54,378 shares held of record by the Joan V. O’Connor Living Trust dated May 16, 2006, as amended and restated, for which Mr. O’Connor serves as a co-trustee.

(6)

Consists of (i) 225,844 shares held of record by SC and FB Trust, Perry A. Wallack and Jana L. Wallack Trustees, dated March 19, 2010, for which Mr. Perry and his spouse serve as trustees, and (ii) 67,224 shares subject to options that are exercisable within 60 days of September 30, 2019, of which 42,837 shares are vested as of such date.

(7)

Consists of (i) 1,017,799 shares held of record by The Zahm Family Trust dated February 16, 2000, for which Mr. Zahm and his spouse serve as trustees, (ii) 338,689 shares held of record by S. Zahm 2018 Grantor Retained Annuity Trust, for which Mr. Zahm and his spouse serve as trustees, (iii) 338,689 shares held of record by E. Zahm 2018 Grantor Retained Annuity Trust, for which Mr. Zahm and his spouse serve as trustees, (iv) 106,311 shares held of record by S. Zahm 2019 Grantor Retained Annuity Trust dated September 16, 2019, for which Mr. Zahm and his spouse serve as trustees, (v) 106,311 shares held of record by E. Zahm 2019 Grantor Retained Annuity Trust dated September 16, 2019, for which Mr. Zahm and his spouse serve as trustees, and (vi) 83,124 shares subject to options that are exercisable within 60 days of September 30, 2019, all of which are vested as of such date. Mr. Zahm also holds RSUs, none of which will become vested within 60 days of September 30, 2019.

(8)

Consists of (i) 59,033,022 shares beneficially owned by our current executive officers and directors, and (ii) 2,069,799 shares subject to options exercisable within 60 days of September 30, 2019, of which 2,045,412 shares are vested as of such date. Our current directors and executive officers also hold RSUs, none of which will become vested within 60 days of September 30, 2019.

(9)

Consists of (i) 12,867,618 shares held by ICONIQ Strategic Partners II, L.P., or ICONIQ II, (ii) 10,072,747 shares held by ICONIQ Strategic Partners II-B, L.P., or ICONIQ II-B, (iii) 4,769,769 shares held by ICONIQ Strategic Partners II Co-Invest, L.P., or Co-invest II, (iv) 5,237,611 shares held by ICONIQ Strategic Partners III, L.P., or ICONIQ III, (v) 5,596,460 shares held by ICONIQ Strategic Partners III-B, L.P., or ICONIQ III-B, (vi) 2,042,994 shares held by ICONIQ Strategic Partners III Co-Invest, L.P., P Series, or Co-invest III, (vii) 1,775,688 shares held by ICONIQ

Strategic Partners IV, L.P., or ICONIQ IV, (viii) 2,897,178 shares held by ICONIQ Strategic Partners IV-B, L.P., or ICONIQ IV-B., and (ix) 665,515 shares held by ICONIQ Strategic Partners IV Co-Invest, L.P., P Series, or Co-invest IV. ICONIQ II, ICONIQ II-B, Co-invest II, ICONIQ III, ICONIQ III-B, Co-invest III, ICONIQ IV, ICONIQ IV-B, and Co-invest IV are the ICONIQ Entities. ICONIQ Strategic Partners II GP, L.P., or ICONIQ GP II, is the general partner of ICONIQ II, ICONIQ II-B and Co-invest II. ICONIQ Strategic Partners II TT GP, Ltd., or ICONIQ Parent GP II, is the general partner of ICONIQ GP II. ICONIQ Strategic Partners III GP, L.P., or ICONIQ GP III, is the general partner of ICONIQ III, ICONIQ III-B, and Co-invest III. ICONIQ Strategic Partners III TT GP, Ltd., or ICONIQ Parent GP III, is the general partner of ICONIQ GP III. ICONIQ Strategic Partners IV GP, L.P., or ICONIQ GP IV, is the general partner of ICONIQ IV, ICONIQ IV-B, and Co-invest IV. ICONIQ Strategic Partners IV TT GP, Ltd., or ICONIQ Parent GP IV, is the general partner of ICONIQ GP IV. Divesh Makan and William Griffith are the sole equity holders and directors of ICONIQ Parent GP II, ICONIQ Parent GP III and ICONIQ Parent GP IV and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ Entities. The address for each of these entities is c/o ICONIQ Strategic Partners 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.
(10)

Consists of (i) 8,482,733 shares held of record by Bessemer Venture Partners VIII Institutional L.P., or Bessemer Institutional, and (ii) 7,053,409 shares held of record by Bessemer Venture Partners VIII L.P, or Bessemer VIII, and together with Bessemer Institutional, the Bessemer Entities. Each of Deer VIII & Co. L.P., or Deer VIII L.P., the general partner of the Bessemer Entities, and Deer VIII & Co. Ltd., or Deer VIII Ltd., the general partner of Deer VIII L.P., has voting and dispositive power over the shares held by the Bessemer Entities. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VIII Ltd. Investment and voting decisions with respect to the shares held by the Bessemer Entities are made by the directors of Deer VIII Ltd. acting as an investment committee. The address for each of these entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective upon the completion of this offering, the investors’ rights agreement and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws, and investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.

Upon the closing of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.0001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of September 30, 2019, we had 25,110,339 shares of common stock and 78,604,101 shares of redeemable convertible preferred stock outstanding. After giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock immediately upon the closing of this offering, there would have been 103,714,440 shares of common stock outstanding on September 30, 2019 held by 700 stockholders of record.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution, or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then-outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the closing of this offering will be, duly authorized, validly issued, fully paid, and nonassessable. All authorized but unissued shares of our common stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of                . The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of September 30, 2019, there were 78,604,101 shares of redeemable convertible preferred stock outstanding. Immediately upon the closing of this offering, each outstanding share of redeemable convertible preferred stock will convert into one share of common stock. Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of                  shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of September 30, 2019, we had outstanding options under our equity compensation plans to purchase an aggregate of 19,225,830 shares of our common stock, with a weighted-average exercise price of $10.63 per share.

Restricted Stock Units

As of September 30, 2019, we had outstanding 1,400,720 shares of our common stock subject to RSUs under our 2014 Plan.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our redeemable convertible preferred stock, including certain holders of at least 1% of our outstanding capital stock, have certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the closing of this offering, of which this prospectus is a part, or with respect to any particular stockholder, such time after the closing of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

The holders of an aggregate of              shares of our common stock will be entitled to certain demand registration rights. At any time beginning the 180 days after the completion of this offering, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover shares with an anticipated aggregate offering price, before deduction of underwriting discounts and commissions, of at least $10.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of              shares of our common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering, and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing, and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) any employee benefit plan, (ii) the offer and sale of debt securities or the stock issuable upon conversion thereof, or (iii) any corporate reorganization or transaction under Rule 145 of the Securities Act, including any registration statements related to the issuance or resale of securities issued in such a transaction, the holders of these shares are entitled to notice of the registration, and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of              shares of common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Composition of our Board of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                . The transfer agent and registrar’s address is                .

Exchange Listing

Our common stock is currently not listed on any securities exchange. We intend to apply to have our common stock listed on                 under the symbol “                .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on                 , we cannot assure you that there will be an active public market for our common stock.

Following the completion of this offering, based on the number of shares of our common stock outstanding as of December 31, 2019 and assuming (i) the issuance of shares of common stock in this offering, (ii) the automatic conversion of                  shares of our redeemable convertible preferred stock as of December 31, 2019 into an equal number of shares of common stock immediately prior to the completion of this offering, (iii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering, and (iv) no exercise of the underwriters’ option to purchase additional shares, we will have outstanding an aggregate of approximately                  shares of common stock.

Of these shares, all shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining outstanding shares of our common stock will be, and shares underlying outstanding RSUs and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that                of these shares will be subject to a                 -day lock-up period under the lock-up agreements and market stand-off agreements described below.

Lock-Up Agreements

We, our executive officers, directors and other holders of our capital stock and securities convertible into or exchangeable for our capital stock have agreed that, subject to certain exceptions, for a period of                 days after the date of this prospectus, we and they will not, without the prior written consent of                 , dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock.

Rule 144

Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and                  concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and RSUs and common stock issued or issuable under our 2020 Plan and our 2014 Plan, as applicable. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of December 31, 2019, holders of up to                  shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our redeemable convertible preferred stock immediately prior to the completion of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR

COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying any cash dividends in the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess amount distributed will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain On Disposition of Our Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or the applicable withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or the withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the

United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (or applicable successor form), or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity either certifies that it does not have any “substantial United States owners” as defined in the Code or provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, although under recently issued proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until such option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date                days after the date of this prospectus, except with the prior written consent of                . This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the                under the symbol “                ”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the our common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately                . We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering.

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, that has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a) To any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c) In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any Brazilian placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and shares of our common stock to be offered so as to enable an investor to decide to purchase shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (2) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principals that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or, Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Francisco, California. Latham  & Watkins LLP, Los Angeles, California, has acted as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2017 and 2018 and for each of the two years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for inspection and copying at the web site of the SEC referred to above. We also maintain a website at https://www.procore.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Procore Technologies, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Procore Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Procore Technologies, Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and 2018, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers, the manner in which it accounts for leases, and the manner in which it accounts for restricted cash in 2017.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Los Angeles, California

July 30, 2019, except for Note 15 and the effects of disclosing net loss per share information discussed in Note 14 to the consolidated financial statements, as to which the date is November 20, 2019

We have served as the Company’s auditor since 2015.

Procore Technologies, Inc.

Consolidated Balance Sheets

December 31, 2017 and 2018

(in thousands, except number of shares and par value)	2017	2018
Assets
Current assets
Cash and cash equivalents	$60,330	$94,853
Accounts receivable, net	20,775	36,226
Restricted cash, current	-	4,665
Contract cost asset, current	5,890	9,005
Prepaid expenses and other current assets	3,953	5,951

Total current assets	90,948	150,700
Capitalized software development costs, net	5,125	9,876
Property and equipment, net	10,456	21,377
Right of use assets - finance leases	33,611	47,157
Right of use assets - operating leases	15,122	23,180
Contract cost asset, non-current	10,271	14,301
Intangibles, net	-	3,305
Goodwill	-	423
Restricted cash, non-current	9,686	3,303
Other assets	1,024	1,374

Total assets	$176,243	$274,996

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$7,325	$7,754
Accrued expenses	13,392	20,286
Deferred revenue, current	74,026	110,546
Other current liabilities	7,700	7,222

Total current liabilities	102,443	145,808
Deferred revenue, non-current	2,175	1,207
Finance lease liabilities, non-current	35,572	51,455
Operating lease liabilities, non-current	10,504	21,656
Deferred tax liability, non-current	186	384

Total liabilities	150,880	220,510

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.0001 par value, 72,279,752 and 75,223,595 shares authorized at December 31, 2017 and 2018, respectively; 71,056,078 and 73,999,921 shares issued and outstanding at December 31, 2017 and 2018, respectively; liquidation preference of $255,043 at December 31, 2018	179,331	254,172
Stockholders’ deficit
Common stock, $0.0001 par value, 110,000,000 and 122,600,000 shares authorized at December 31, 2017 and 2018, respectively; 19,279,478 and 21,243,625 shares issued and outstanding at December 31, 2017 and 2018, respectively	2	2
Additional paid-in capital	7,075	18,109
Accumulated other comprehensive income (loss)	1	(80)
Accumulated deficit	(161,046)	(217,717)

Total stockholders’ deficit	(153,968)	(199,686)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$176,243	$274,996

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2017 and 2018

(in thousands, except share and per share amounts)	2017	2018

Revenue	$112,251	$186,396
Cost of revenue	25,353	37,401

Gross profit	86,898	148,995

Operating expenses
Sales and marketing	77,748	112,723
Research and development	39,762	55,950
General and administrative	24,516	35,365

Total operating expenses	142,026	204,038

Loss from operations	(55,128)	(55,043)

Interest expense, net	(157)	(1,394)
Other (expense) income, net	(17)	16

Loss before provision for income taxes	(55,302)	(56,421)

Provision for income taxes	238	250

Net loss	$(55,540)	$(56,671)

Net loss per share, basic and diluted	$(3.15)	$(2.77)

Weighted-average shares used in computing net loss per share, basic and diluted	17,613,517	20,430,502

Total comprehensive loss
Net loss	$(55,540)	$(56,671)
Foreign currency translation adjustment	1	(81)

Comprehensive loss	$(55,539)	$(56,752)

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2017 and 2018

(in thousands, except share amounts)	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2016	72,149,744	$179,600	16,275,883	$2	$2,166	$-	$(118,093)	$(115,925)

Cumulative-effect adjustment resulting from adoption of ASC 606	-	-	-	-	-	-	12,587	12,587
Exercise of stock options	-	-	1,909,929	-	1,060	-	-	1,060
Stock-based compensation	-	-	-	-	3,580	-	-	3,580
Conversion of redeemable convertible preferred stock to common stock	(1,093,666)	(269)	1,093,666	-	269	-	-	269
Foreign currency translation adjustment	-	-	-	-	-	1	-	1
Net loss	-	-	-	-	-	-	(55,540)	(55,540)

Balances as of December 31, 2017	71,056,078	$179,331	19,279,478	$2	$7,075	$1	$(161,046)	$(153,968)
Exercise of stock options	-	-	1,964,147	-	3,152	-	-	3,152
Stock-based compensation	-	-	-	-	7,882	-	-	7,882
Issuance of Series H convertible preferred stock for cash, net of issuance costs of $159	2,943,843	74,841	-	-	-	-	-	-
Foreign currency translation adjustment	-	-				(81)	-	(81)
Net loss	-	-	-	-	-	-	(56,671)	(56,671)

Balances as of December 31, 2018	73,999,921	$254,172	21,243,625	$2	$18,109	$(80)	$(217,717)	$(199,686)

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2018

(in thousands)	2017	2018
Operating activities
Net loss	$(55,540)	$(56,671)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	3,432	7,489
Depreciation and amortization	5,483	8,254
Impairment of long-lived assets	1,307	1,313
Noncash lease expense	5,505	5,648
Unrealized foreign currency loss, net	-	254
Changes in operating assets and liabilities, net of effect of business combination
Accounts receivable	(11,760)	(15,371)
Deferred contract cost assets	(5,198)	(7,145)
Prepaid expenses and other assets	(2,059)	(2,206)
Accounts payable	2,908	319
Accrued expenses and other liabilities	2,827	7,476
Deferred revenue	32,946	35,418
Operating lease liabilities	(4,511)	(5,881)

Net cash flow used in operating activities	(24,660)	(21,103)

Investing activities
Purchases of property and equipment	(5,174)	(13,741)
Capitalized software development costs	(3,943)	(8,091)
Acquisition of a business, net of cash acquired	-	(2,125)

Net cash flow used in investing activities	(9,117)	(23,957)

Financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	-	74,841
Proceeds from stock option exercises	1,060	3,152
Payment of debt issuance costs	-	(156)
Principal payments under finance lease agreements, net of proceeds from lease incentives	(345)	312

Net cash flows provided by financing activities	715	78,149

Net (decrease) increase in cash, cash equivalents and restricted cash	(33,062)	33,089

Effect of exchange rate changes on cash	1	(284)

Cash, cash equivalents and restricted cash, beginning of period	103,077	70,016

Cash, cash equivalents and restricted cash, end of period	$70,016	$102,821

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2018

(in thousands)	2017	2018
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents at end of period	$60,330	$94,853
Restricted cash, current at end of period	-	4,665
Restricted cash, non-current at end of period	9,686	3,303

Total cash, cash equivalents and restricted cash at end of period shown in the consolidated statements of cash flows	$70,016	$102,821

Supplemental disclosure of cash flow information
Cash paid for interest other than finance leases	$13	$23
Cash paid for income taxes	8	137
Cash received for lease incentives	312	1,520
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from finance leases	695	1,895
Operating cash flows from operating leases	5,553	6,705
Financing cash flows from finance leases	345	1,208

Noncash investing and financing activities
Purchases of property and equipment included in accounts payable and accrued expenses at year end	$1,531	$1,611
Capitalized software development costs included in accrued expenses at year end	278	549
Stock-based compensation capitalized for software development	148	393
Conversion of redeemable convertible preferred stock to common stock	269	-
Right of use assets obtained in exchange for lease liabilities:
Finance leases	300	15,991
Operating leases	11,571	9,302
Noncash net change due to lease remeasurement:
Finance leases	17,377	-
Operating leases	2,229	4,576

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS

Procore Technologies, Inc. and subsidiaries (together “Procore”, the “Company”, “we”, “us”, or “our”) provides a cloud-based construction management platform and related software products that allow the construction industry’s key stakeholders, such as owners, general contractors, specialty contractors, architects, and engineers, to collaborate on construction projects.

The Company was incorporated in California in 2002 and re-incorporated in Delaware in 2014. The Company is headquartered in Carpinteria, California, and has operations in California, New York, Texas, Minnesota, and Oregon in the United States, and internationally in Australia, Canada, and England. The Company established wholly-owned subsidiaries in Australia and Canada in 2017 and England in 2018.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements include the financial statements of Procore Technologies, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically evaluates its estimates and assumptions for continued reasonableness, primarily with respect to the fair value of the Company’s common stock, revenue recognition, the period of benefit of contract cost asset, the fair value of assets acquired and liabilities assumed in a business combination, the recoverability of goodwill and long-lived assets, useful lives of long-lived assets, capitalization of software development costs, stock-based compensation expense and provision for income taxes including related reserves and allowances. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Management bases its estimates on historical experience and on various other assumptions which management believes to be reasonable. Actual results could differ from our estimates.

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash includes cash held in checking and savings accounts. As of December 31, 2017 and 2018, cash equivalents comprised money market funds, that were recorded at fair value which approximates amortized cost.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

From time to time, the Company posts cash collateral to satisfy certain contractual arrangements that may arise in the normal course of business that is contractually restricted as to use. As of December 31, 2017 and 2018, restricted cash consisted of the following (in thousands):

	2017	2018
Collateral letters of credit and bank guarantees related to leases	$5,261	$4,665
Funds required to secure certain corporate credit card accounts	4,425	3,303

Total restricted cash	$9,686	$7,968

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and accounts receivables.

The Company maintains cash, cash equivalents and restricted cash balances in excess of the Federal Deposit Insurance Corporation insurance limits.

Accounts receivables are recorded at the invoiced amounts, do not require collateral or bear interest, and mainly result from subscriptions to access the Company’s software products. The Company regularly assesses the need for allowances for potential losses from these accounts receivable. At December 31, 2017 and 2018, the Company’s accounts receivable allowance was $0.3 million and $0.5 million, respectively. One customer accounted for 13% of the consolidated accounts receivable balance as of December 31, 2017 and no customer represented 10% or more of the consolidated accounts receivable balance as of December 31, 2018. No single customer accounted for 10% or more of total revenue for the years ended December 31, 2017 and 2018.

Foreign currency transactions and translation

The functional currency of the Company’s foreign subsidiaries is their local currencies. For the Company’s foreign subsidiaries, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date, stockholders’ equity is translated at the applicable historical exchange rate and revenues and expenses are translated using the average exchange rates during the period. The effect of exchange rate changes resulting from the translation of the foreign subsidiary financial statements are accounted for as a component of accumulated other comprehensive income (loss).

In addition, we incur foreign currency transaction gains and losses, including those related to intercompany agreements among us and our subsidiaries, which are recorded in other income (expense), net in the consolidated statements of operations and comprehensive loss. Foreign currency gains and losses were not material for the years ended December 31, 2017 and 2018.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are expensed as incurred, while renewals and betterments are capitalized. Depreciation expense is computed on a straight-line basis over the estimated lives of the assets as follows:

Asset Classification	Estimated Useful Life

Leasehold improvements	Lesser of 15 years or lease term
Building improvements	Lesser of 20 years or lease term
Furniture and fixtures	5 years
Computers and equipment	3 years
Purchased software	3 years

Leases

We determine an arrangement is a lease at inception if we are both able to identify an asset and conclude we have the right to control the identified asset. Leases are classified as finance or operating based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is comprised of amortization of the right of use (“ROU”) asset and interest expense recognized based on an effective interest method for finance leases, or as a single lease cost recognized on a straight-line basis over the term of the lease for operating leases. Leases are included in ROU assets, other current liabilities, and long-term finance and operating lease liabilities within our consolidated balance sheets. Leases with expected terms of 12 months or less are not recorded on the consolidated balance sheet. Certain leases contain provisions that allow us to be reimbursed by the landlord for specified tenant improvements that are subject to final approval prior to being paid. We estimate the likelihood that we will incur and be reimbursed for such costs at the commencement of the lease and reduce the ROU liability for the discounted future cash receipt, with a corresponding offset to the ROU asset.

ROU assets represent our right to control an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the expected lease term. Except for certain miscellaneous equipment leases, our leases do not provide an implicit rate, therefore we use our incremental borrowing rate based on the information available at the lease commencement date in determining the discount rate used to calculate the present value of minimum lease payments. The incremental borrowing rate used is estimated based on what the Company would be required to pay for a collateralized loan over a similar term. The Company used the incremental borrowing rate on January 1, 2017 for leases that commenced on or prior to that date. Our leases typically do not include any residual value guarantees, bargain purchase options, or asset retirement obligations.

We have lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. Our agreements may contain variable lease payments. We include variable lease payments that depend on an index or a rate in the calculation of the ROU lease liabilities and exclude those which depend on facts or circumstances occurring after the commencement date, other than the passage of time.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Business Combinations

The Company assesses whether an acquisition is a business combination or an asset acquisition. If substantially all of the gross assets acquired are concentrated in a single asset or group of similar assets, then the acquisition is accounted for as an asset acquisition, where the purchase consideration is allocated on a relative fair value basis to the assets acquired. Goodwill is not recorded in an asset acquisition. If the gross assets are not concentrated in a single asset or group of similar assets, then the Company determines if the set of assets acquired represents a business. A business is an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return. Depending on the nature of the acquisition, judgment may be required to determine if the set of assets acquired is a business combination or not.

The Company applies the acquisition method of accounting for a business combination. Under this method of accounting, assets acquired and liabilities assumed are recorded at their respective fair values at the date of the acquisition. Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company adjusts the provisional amounts of assets acquired and liabilities assumed with the corresponding offset to goodwill to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded within the Company’s consolidated statements of operations and comprehensive loss.

Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, and discount rates, among other items. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value the acquired assets at fair value measures that do not reflect its intended use of those assets. Use of different estimates and judgments could yield different results.

Although the Company believes the assumptions and estimates it has made are reasonable and appropriate, they are based in part on historical experience and information that may be obtained from management of the acquired company and are inherently uncertain.

Intangible Assets and Goodwill

All our intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit, ranging from four to ten years. We evaluate the recoverability of intangible assets periodically by considering events or changes in circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Goodwill is tested for impairment at the reporting unit level (i.e. the operating segment or one level below an operating segment) on an annual basis during the fourth quarter of the Company’s

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

fiscal year, and between annual tests if an event occurs or circumstances change that indicate that goodwill may be impaired. In assessing impairment, we have the option to first assess qualitative factors to determine whether or not a reporting unit is more likely than not impaired. Alternatively, we may perform a quantitative impairment assessment or if the qualitative assessment indicates that it is more likely than not that the reporting unit’s fair value is less than its’ carrying amount, a quantitative analysis is required. The quantitative analysis compares the estimated fair value of the reporting unit with its respective carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, including goodwill, goodwill is considered not to be impaired. If the fair value is less than the carrying amount, including goodwill, then a goodwill impairment charge is recorded by the amount that the carrying value exceeds the fair value, up to the carrying amount of goodwill.

Capitalized software development costs

In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, the Company capitalizes certain development costs incurred in connection with the development of internal-use software. Costs incurred in the preliminary stages of development are expensed as incurred. Once the preliminary stage is complete, internal and external direct costs are capitalized until the developed software is substantially complete and ready for its intended use. Costs incurred for post implementation activities, training, maintenance and minor upgrades and enhancements without adding additional functionality are expensed as incurred. All internal-use software costs capitalized to date relate to the development of and major enhancements to the Company’s cloud-based software as a service (“SaaS”) construction management platform and related software products. Capitalized software development costs are amortized on a straight-line basis over the developed software’s estimated useful life of two years and recorded in cost of revenue within the accompanying consolidated statements of operations and comprehensive loss.

Fair value measurements

The Company measures its financial assets and liabilities in accordance with the requirements of ASC 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2017 and 2018, the carrying value of the Company’s financial instruments included in current assets and current liabilities (including cash, accounts receivable, accounts

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

payable and accrued expenses) approximate fair value due to the short-term nature of such items. The Company classifies its money market funds recorded in cash equivalents within Level 1 of the hierarchy as the values are derived from quoted prices in active markets. As of December 31, 2017 and 2018, cash equivalents of $50.7 million and $74.9 million, respectively, were held in money market funds. Additionally, the carrying value of the Company’s restricted cash approximates its fair value based on interest rates currently available to the Company for instruments with similar terms and maturities which are Level 2 inputs.

Certain assets, including goodwill and long-lived assets, are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired a result of an impairment review. For the years ended December 31, 2017 and 2018, certain impairments were identified as discussed below.

Impairment of long-lived assets

The Company evaluates long-lived assets, including finite-lived intangible assets, property and equipment and capitalized software development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, or an asset group. Recoverability of asset groups to be held and used is measured by comparison of the carrying value of the asset group to the estimated undiscounted future cash flows expected to be generated from the use of such assets. If the undiscounted future cash flows are less than the carrying value of the asset group, an impairment is recognized based on the amount by which the carrying value exceeds the estimated fair value of the asset group.

Assets to be abandoned with no remaining future service potential are written down to amounts expected to be recovered. The useful life of assets to be abandoned that have a remaining future service potential is adjusted and depreciation is recorded over the adjusted useful life.

During 2017, the Company abandoned certain leasehold improvement assets in connection with a change in design plans of the related offices. The Company concluded that these abandoned assets had no future service potential and the Company fully wrote-down these assets and recorded an impairment charge of $1.2 million within general and administrative expenses in the consolidated statement of operations and comprehensive loss.

During 2018, the Company recorded an impairment charge for certain software development costs of $1.3 million within research and development expense, relating to development projects the Company concluded it would not complete and that were no longer planned to be utilized by the Company’s customers.

Revenue recognition

The Company generates substantially all of its revenue from subscriptions for access to its software products and related support. The software products are hosted on the cloud-based SaaS construction management platform. Subscriptions are sold for a fixed fee and revenue is recognized ratably over the term of the subscription. The Company’s subscription agreements

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

generally have annual or multi-year terms, are typically subject to renewal at the end of the subscription term, are non-cancellable, and do not provide for refunds to customers or any other right of return. The Company generally invoices its customers at the beginning of each annual subscription period, and to a lesser extent, on a quarterly or monthly basis. To the extent we invoice our customers in advance of revenue recognition, we record deferred revenue. Consequently, a portion of the revenue that is reported each period is attributable to the recognition of revenue previously deferred related to subscriptions that the Company entered into during previous periods. Subscription fees are generally due and payable upon receipt of invoice by our customers, or within 30 days of the stated billing date. We do not provide the customer with the right to take possession of our software products at any time.

The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company executes a signed contract with the customer that specifies services to be provided, the payment amounts and terms, and the period of service, among other terms.

The Company’s contracts with customers often include promises to perform multiple services. Determining whether services are considered distinct performance obligations that should be accounted for separately or together may require judgment. The contracts with customers include access to the Company’s products and support over the subscription period. Access to the products and support represents a series of distinct services as the Company fulfills its obligation to the customer and the customer receives and consumes the benefits of the software products and support over the subscription term. The series of distinct services represents a single performance obligation.

The transaction price is determined by the stated fixed fees in the contract, excluding any related sales tax. None of the Company’s contracts includes a significant financing component.

The Company recognizes revenue ratably over the term of the subscription agreement beginning on the date that access to our products is made available to the customer.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company records a contract asset when revenue is recognized prior to invoicing, and deferred revenue when revenue is recognized subsequent to invoicing. Contract assets of $0.3 million and $0.4 million are included in prepaid expenses and other current assets as of December 31, 2017 and 2018, respectively.

Assets recognized from the costs to obtain a contract with a customer

The Company recognizes an asset for the incremental and recoverable costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be one year or

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

longer. The Company elected the practical expedient that allows an entity to expense incremental contract costs as incurred if the amortization period of the assets would have otherwise been recognized in one year or less. The Company has determined that sales commissions and bonuses paid for new contracts, including certain incremental sales to existing customers, meet the requirements to be capitalized as contract acquisition costs. The contract cost assets are deferred and then recognized in sales and marketing expense on a straight-line basis over the expected period of benefit, which the Company has determined to be four years. Sales commissions and bonuses for renewal contracts are not considered commensurate with sales commissions for new contracts, and therefore the expected period of benefit for costs capitalized for initial contracts extends beyond the term of the initial contract. Judgment is required to determine the expected period of benefit, for which the company considers estimates of customer lives and SaaS product technology life in making this determination. There were no impairment losses of contract costs for the periods presented.

The following table presents the changes in contract cost assets during 2017 and 2018 (in thousands):

Year Ended December 31,	2017	2018
Beginning balance	$10,963	$16,161
Additions	9,985	14,819
Amortization	(4,787)	(7,674)

Ending balance	$16,161	$23,306

Cost of revenue

Cost of revenue primarily consists of customer support personnel-related compensation expenses, including salaries, bonuses, benefits, payroll taxes, and stock-based compensation expense, as well as expenses related to third-party hosting costs, software license fees, amortization of capitalized software development costs, amortization of acquired technology intangible assets and allocated overhead.

Operating expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. For each of these categories of expense, personnel-related compensation expense is the most significant component, which include salaries, bonuses, commissions, benefits, payroll taxes, and stock-based compensation expense.

Sales and marketing

Sales and marketing expenses primarily consist of personnel-related compensation expenses for the Company’s sales and marketing organizations, marketing events, advertising costs, travel, trade shows and other marketing activities, amortization of acquired customer relationship intangible assets and allocated overhead. Advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2018, the Company incurred advertising costs of $10.6 million and $12.5 million, respectively.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Research and development

Research and development expenses primarily consist of personnel-related compensation expenses for the Company’s engineering, product and design teams, contractor costs to supplement the Company’s staff levels, consulting services, and allocated overhead.

General and administrative

General and administrative expenses primarily consist of personnel-related compensation expenses for the Company’s finance, information technology, legal, human resources and other administrative functions. Additionally, general and administrative expenses include non-personnel-related expenses, such as professional fees for audit, legal, tax, and other external consulting services, property and use taxes, licenses, travel and entertainment costs, and allocated overhead.

Stock-based compensation

The Company recognizes stock-based compensation expense related to stock options in accordance with ASC 718, Compensation—Stock Compensation. This standard requires the Company to record compensation expense equal to the fair value of awards granted to employees.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model. The fair value of restricted stock units (“RSUs”) is based on the fair value of the Company’s common stock on the grant date. For awards that vest solely based on continued service, the grant date fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period of the awards, which is generally four to five years. For awards that contain performance conditions, the grant date fair value is recognized using a graded vesting attribution model. No expense is recognized for awards with performance conditions until the condition is probable of being met. Forfeitures are recorded when they occur.

Compensation expense for non-employee stock options is calculated using the Black-Scholes option-pricing model and is recorded as the options vest. Non-employee options subject to vesting are required to be periodically revalued over their service period, which is generally the same as the vesting period. Compensation expense for non-employee stock options has been immaterial for all periods presented.

Income taxes

The current provision is established based upon the estimated tax liability for the current year.

Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities based on enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Changes in enacted tax rates are reflected in the tax provision as they occur. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. Significant judgment is required in determining the provision for income taxes.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

relevant taxing authorities widely understood practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company has elected to include penalties and interest expense related to income taxes as a component of the income tax provision. As of December 31, 2017 and 2018, no penalties or interest related to income tax positions were accrued.

Recently adopted accounting pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). ASC 606 supersedes the revenue recognition requirements in ASC 605, Revenue Recognition (“ASC 605”), and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers (“Subtopic 340-40” and together with ASC 606, the “new revenue standard”), which requires the deferral of incremental costs of obtaining a contract with a customer.

We adopted ASC 606 effective January 1, 2017, using the modified retrospective approach. The most significant areas of impact of the new revenue standard on our consolidated financial statements include:

•

Capitalization of contract acquisition costs (such as sales commissions and bonuses) and recognition of these costs over the customer benefit period which resulted in the recognition of a contract cost asset on our consolidated balance sheet. Prior to adopting the new revenue standard, we expensed all commission costs as incurred.

•

Recognizing contract consideration as revenue over the contract term for multi-year contracts with escalating billing terms. Prior to adopting the new revenue standard, revenue recognition for multi-year contracts was constrained to the amounts that were billed in each annual period. As a result, revenue is generally recognized earlier under ASC 606 for multi-year contracts with escalating billing terms.

Results for reporting periods beginning after January 1, 2017 are presented under ASC 606. We applied ASC 606 only to contracts that were not completed as of the date of initial application.

The impact of adopting ASC 606 was a cumulative reduction in the opening accumulated deficit balance as of January 1, 2017 of $12.6 million that was primarily a result of changes in the timing and recognition of contract acquisition costs, specifically commission and bonus expense.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The following table presents the effect of the adoption of ASC 606 on the Company’s consolidated balance sheet:

	December 31, 2017
(in thousands)	Without Adoption (ASC 605)	Impacts of Adoption	As Reported (ASC 606)
Contract cost asset	$-	$5,890	$5,890
Prepaid expenses and other current assets	3,633	320	3,953
Total current assets	84,738	6,210	90,948
Contract cost asset, non-current	-	10,271	10,271
Total assets	159,762	16,481	176,243
Deferred revenue	77,517	(3,491)	74,026
Total current liabilities	105,934	(3,491)	102,443
Deferred tax liability, non-current	-	186	186
Total liabilities	154,185	(3,305)	150,880
Accumulated deficit	(180,832)	19,786	(161,046)
Total stockholders’ deficit	(173,754)	19,786	(153,968)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	159,762	16,481	176,243

The following table presents the effects of the adoption of ASC 606 on the Company’s consolidated statement of operations:

	December 31, 2017
(in thousands, except per share data)	Without Adoption (ASC 605)	Impacts of Adoption	As Reported (ASC 606)
Revenue	$110,063	$2,188	$112,251
Cost of revenue	25,353	-	25,353

Gross profit	84,710	2,188	86,898
Sales and marketing	82,942	(5,194)	77,748
Research and development	39,762	-	39,762
General and administrative	24,516	-	24,516

Total operating expenses	147,220	(5,194)	142,026

Loss from operations	(62,510)	7,382	(55,128)
Other expense, net	(174)	-	(174)

Loss before income taxes	(62,684)	7,382	(55,302)
Provision for income taxes	55	183	238

Net loss	$(62,739)	$7,199	$(55,540)

Net loss per share - basic and diluted	$(3.56)	$0.41	$(3.15)

The adoption of ASC 606 did not have any impact on the Company’s net cash flows from operating activities, investing activities or financing activities.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASC 842”), a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of right of use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

We adopted the standard effective January 1, 2017 on a modified retrospective basis. Upon adoption, we recorded ROU assets of $23.8 million and lease liabilities of $26.2 million. The difference between the ROU assets and lease liabilities primarily represents the existing deferred rent liabilities balances, resulting from historical straight lining of operating leases, which was effectively reclassified upon adoption to reduce the measurement of the ROU assets. Adoption of the lease standard did not have an impact on the opening balance of accumulated deficit.

The new lease standard provides several optional practical expedients in transition. We elected certain practical expedients permitted within the standard, including the package of three practical expedients, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs, as well as electing to use the short-term lease exemption, which permits companies to not recognize leases with an expected term of 12 months or less on the balance sheet.

Statements of Cash Flows: Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which provides cash flow statement classification guidance for debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. We adopted ASU 2016-15 effective January 1, 2018. The adoption of this guidance did not have a material impact on our consolidated statements of cash flows.

Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory

In October 2016, the FASB issued Accounting Standards Update No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”). ASU 2016-16 requires companies to recognize the income tax effects of intercompany sales or transfers of assets other than inventory in the income statement as income tax expense in the period the sale or transfer occurs, rather than deferring those tax effects until the asset has been sold to a third-party or otherwise recognized in earnings through depreciation, amortization, or impairment. We adopted ASU 2016-16 effective January 1, 2018. The adoption of this guidance

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

did not have a material impact on our consolidated financial condition, results of operations, cash flows or disclosures.

Statements of Cash Flows: Restricted Cash

In November 2016, the FASB issued ASU No. 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires entities to present restricted cash with cash and cash equivalents on the statement of cash flows when reconciling the total beginning and ending amounts for the periods shown on the statement of cash flows. Previously, the Company presented changes in restricted cash in investing activities. The Company adopted ASU 2016-18 on a retrospective basis on January 1, 2017. The adoption resulted in cash and cash equivalents as of the beginning of 2017 in the consolidated statements of cash flows being adjusted from $95.5 million to $103.1 million to include restricted cash as of that date.

Business Combinations: Clarifying the Definition of a Business

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business (“ASC 2017-01”), which amends ASC 805, Business Combinations, by adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. On January 1, 2018, the Company adopted ASU 2017-01 and the adoption did not have any impact on its consolidated financial statements.

Goodwill and Other: Simplifying the Test for Goodwill Impairment

In February 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other Topics (Topic 350): Simplifying the Test of Goodwill Impairment (“ASU 2017-04”), which simplifies the subsequent measurement of goodwill by no longer requiring an entity to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Under this new guidance, an entity would perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity would consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. Under the new guidance, an entity continues to have the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. On January 1, 2018, the Company early adopted ASU 2017-04 and the adoption did not have any impact on its consolidated financial statements.

Stock Compensation: Scope of Modification Accounting

In May 2017, the FASB issued ASU No. 2017-09, Compensation-Stock Compensation (Topic 718)—Scope of Modification Accounting (“ASU 2017-09”), which amends the scope of modification accounting for share-based payment arrangements. The standard provides guidance

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under Topic 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. On January 1, 2018, the Company adopted ASU 2017-09 and the adoption did not have any impact on its consolidated financial statements.

Recently issued accounting pronouncements—Not yet adopted

Financial Instruments—Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU 2016-13”). ASU 2016-13 replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses. This ASU is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 is effective for public business entities that file with the Securities and Exchange Commission for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018. The Company is currently evaluating the expected impact on its consolidated financial statements.

Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting

In June 2018, the FASB issued Accounting Standards Update No. 2018-07, Compensation-Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting. (“ASU 2018-07”). ASU 2018-07 generally aligns the measurement and classification guidance for share-based payments granted to non-employees in exchange for goods or services with the guidance for share-based payments granted to employees. Upon adoption, the fair value of awards granted to non-employees will be determined as of the grant date, which will be recognized over the service period. Previous guidance required the awards to be remeasured at fair value periodically when determining the related expense. ASU 2018-07 is effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

Fair Value: Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued Accounting Standards Update No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13), which amends ASC Topic 820, Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. Entities will no longer be required to disclose of the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. Public business entities will be required to disclose the range and weighted-average used to develop significant unobservable inputs for Level 3 fair value measurements. ASU 2018-13 is effective for all entities for interim and annual periods beginning after December 15, 2019 with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Implementation Costs in Cloud Computing Arrangements

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). The new guidance requires a customer to capitalize certain implementation costs associated with a cloud computing arrangement that is a service contract, similar to the accounting guidance for internal-use software. Such implementation costs include, but are not limited to, external contractor costs of materials and services to fulfill the system implementation services, and the costs of compensation and benefits of the internal employees for their time spent on the development and testing activities. The capitalized costs are amortized over the term of the hosting arrangement and are subject to periodic impairment assessments. ASU 2018-15 is effective for public business entities for fiscal years beginning after December 15, 2019 and interim periods within that fiscal year. Early adoption is permitted. The Company is currently evaluating the expected impact on its consolidated financial statements.

3.	PROPERTY AND EQUIPMENT

As of December 31, 2017 and 2018, property and equipment, net consisted of the following (in thousands):

	December 31,
	2017	2018
Leasehold improvements	$7,373	$11,330
Building improvements	-	5,367
Furniture and fixtures	3,739	5,563
Computers and equipment	2,535	4,672
Purchased software	126	174

Property and equipment	13,773	27,106
Less: accumulated depreciation and amortization	(3,317)	(5,729)

Property and equipment, net	$10,456	$21,377

Depreciation and amortization expense was $2.1 million and $2.9 million for the years ended December 31, 2017 and 2018, respectively.

4.	LEASES

We have primarily entered into lease arrangements for office space, in addition to certain information technology related and other miscellaneous equipment. Our leases have initial non-cancelable lease terms ranging from one to ten years. Some of our lease arrangements include options to extend the term of the leases for up to ten years. Certain equipment leases allow us the option to cancel the lease with advance notice of no less than 90 days, however the lessor does not have the option to cancel any of our leases prior to the end of the remaining contractual term. Judgment is required when determining the minimum non-cancellable term of the lease. We include options to extend or terminate the lease term that are reasonably certain of exercise. If facts and circumstances regarding those judgments change in future periods, we reassess our initial estimate of the term. In 2017 we made significant leasehold improvements to our corporate headquarters

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

leased office space resulting in a reassessment of the lease terms. As a result, certain leases were remeasured and reclassified from operating leases to finance leases and other leases were remeasured resulting in an increase in the ROU asset and operating lease liability.

The components of lease expense were as follows (in thousands):

Year Ended December 31,	2017	2018
Finance lease cost:
Amortization of right of use assets	$1,039	$2,445
Interest on lease liabilities	695	1,895
Operating lease cost	6,234	6,472
Short-term lease cost	242	453
Variable lease cost	2,534	3,873

Total lease cost	$10,744	$15,138

Supplemental information related to leases is as follows (in thousands):

As of December 31,	2017	2018
Operating Leases
Operating right of use assets	$15,122	$23,180

Amount included within other current liabilities	$6,097	$2,762
Operating lease liabilities, non-current	10,504	21,656

Total operating lease liabilities	$16,601	$24,418

Finance Leases
Finance right of use assets	$33,611	$47,157

Amount included within other current liabilities	$692	$1,113
Finance lease liabilities, non-current	35,572	51,455

Total finance lease liabilities	$36,264	$52,568

Weighted-average remaining lease term (in years)
Finance leases	19.2	18.2
Operating leases	5.7	8.0

Weighted-average discount rate
Finance leases	3.80%	4.21%
Operating leases	3.20%	4.29%

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Maturities of lease payments as of December 31, 2018 are as follows (in thousands):

Years Ending December 31,	Operating	Finance	Total
2019	$3,740	$3,288	$7,028
2020	4,362	3,390	7,752
2021	3,956	3,497	7,453
2022	2,914	3,606	6,520
2023	2,780	3,710	6,490
Thereafter	11,374	60,065	71,439

Total lease payments	29,126	77,556	106,682
Less: imputed interest	(4,708)	(24,988)	(29,696)

Total	$24,418	$52,568	$76,986

As of December 31, 2018, additional operating leases, primarily for office space, that have not yet commenced were not significant. Additionally, operating lease payments for leases greater than one month, but less than twelve months in duration were not significant.

5.	BUSINESS COMBINATION

On September 19, 2018, the Company completed the acquisition of Zimfly, Inc. (“Zimfly” or “BIManywhere”), a privately held Delaware corporation with its principal offices in Alameda, California by acquiring 100% of the outstanding voting interests in Zimfly for approximately $3.9 million in cash consideration. A portion of the final consideration has been held back to secure certain indemnification obligations in accordance with the Stock Purchase Agreement and is due to be paid 12 months from the close of the acquisition (the “Holdback Amount”). The Holdback Amount is expected to be approximately $0.6 million and will be adjusted by the final working capital settlement. The purchase agreement also provides for a delayed payment of $1.2 million to be paid on January 1, 2019 (the “Delayed Payment”), and it does not accrue interest. The Delayed Payment is not contingent upon any events subsequent to the date of acquisition outside of the passage of time; therefore, it has been accounted for as part of the initial purchase consideration. The Company’s primary reason for this acquisition was to increase the Company’s technology capabilities in building information modeling (“BIM”). The transaction costs associated with the acquisition were not material. The acquisition was accounted for as a business combination.

The measurement periods for the valuation of assets acquired and liabilities assumed end as soon as information on the facts and circumstances that existed as of the acquisition date becomes available, but do not exceed 12 months. Adjustments in purchase price allocations may require a change in the amounts allocated to goodwill during the periods in which the adjustments are determined.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The major classes of assets and liabilities to which we allocated the purchase price were as follows (in thousands):

Accounts receivable	$80
Other current assets	7
Intangible assets	3,520
Goodwill	423
Other current liabilities	(114)
Deferred revenue	(39)

Total purchase price	$3,877

The goodwill was primarily attributable to synergies that are expected to be achieved from the integration of Zimfly. None of the goodwill is expected to be deductible for income tax purposes.

Following are the details of the purchase price allocated to the intangible assets acquired (dollars in thousands):

	Amount	Estimated Useful Life
Developed technology	$2,570	4 years
Customer related	950	10 years

Total purchase price allocated to intangible assets	$3,520

The Company has not separately presented pro forma results of the acquisition of Zimfly or revenues and operating loss of Zimfly for the period from acquisition date through December 31, 2018 as the impact is not material to the consolidated financial statements.

6.	INTANGIBLE ASSETS AND GOODWILL

Intangible assets

Our finite-lived intangible assets are summarized as follows (in thousands):

	December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$2,570	$(187)	$2,383
Customer relationships	950	(28)	922

Total	$3,520	$(215)	$3,305

Intangible assets amortization expense was $0 and $0.2 million for the years ended December 31, 2017 and 2018, respectively. The amortization of developed technology and customer relationships is recorded in cost of revenue and sales and marketing expense, respectively, within our consolidated statements of operations and comprehensive loss. We estimate that there is no significant residual value related to our intangible assets.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The following table outlines the estimated future amortization expense related to finite-lived intangible assets (in thousands):

Year Ending December 31,

2019	$738
2020	738
2021	738
2022	550
2023	95
Thereafter	446

Total	$3,305

Goodwill

As of December 31, 2017 and 2018 goodwill was $0 and $0.4 million, respectively. The change was due to the acquisition of Zimfly during the period as discussed in Note 5—Business Combination. There was no impairment of goodwill during the period.

7.	CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Our capitalized software development costs are summarized as follows (in thousands):

As of December 31,	2017	2018
Gross carrying amount	$9,639	$16,774
Accumulated amortization	(4,514)	(6,898)

Capitalized software development costs, net	$5,125	$9,876

Amortization of capitalized software was $2.4 million and $2.7 million for the years ended December 31, 2017 and 2018, respectively, and is recorded in cost of revenue within our consolidated statements of operations and comprehensive loss.

The following table presents the remaining estimated amortization of capitalized software development costs as of December 31, 2018 (in thousands). The estimated amortization is comprised of (i) amortization of released products and (ii) the expected amortization for products that are not yet available for sale based on their estimated economic lives and projected general release dates.

Year Ending December 31,

2019	$4,644
2020	4,217
2021	1,015

Total	$9,876

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

8.	ACCRUED EXPENSES

The following represents the components of accrued expenses contained within our consolidated balance sheets at the end of each period (in thousands):

	December 31,
	2017	2018
Accrued commissions and bonuses	$7,750	$8,783
Accrued salary and payroll liabilities	4,606	6,987
Other accrued expenses	1,036	4,516

Total accrued expenses	$13,392	$20,286

9.	CREDIT FACILITY

On October 23, 2018, the Company entered into a credit agreement (the “Credit Facility”) provided by Silicon Valley Bank to be used for general corporate purposes, including the financing of working capital requirements. As of December 31, 2018, the aggregate principal amount available under the Credit Facility is up to $50.0 million and the Credit Facility has a maturity date of October 23, 2020. The Credit Facility carries a fee of 0.30% applied to unused balances, and an interest rate equal to the Wall Street Journal prime rate applied to all amounts outstanding. The Credit Facility contains financial covenants that require the Company to maintain minimum annual recurring revenue, as defined in the Credit Agreement, and a liquidity ratio, if the Credit Facility is drawn, of at least 1.25 to 1.00. The Credit Facility also contains restrictions on our ability to pay dividends, make distributions or payments to shareholders or redeem, retire or purchase any capital stock, make any restricted investments, and engage in changes in business, key personnel, control, or business locations. As of December 31, 2018, no amounts had been drawn down under the Credit Facility, and the Company was in compliance with all financial covenants.

The Credit Facility also provides the Company the ability to issue standby letters of credit for up to $10.0 million, which if issued reduce the amount available for borrowing under the Credit Facility. During December 2018, the Company issued letters of credit of $4.7 million to secure various U.S. leased office facilities.

10.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

As of December 31, 2018, future unconditional purchase commitments for software service subscriptions and other services were as follows (in thousands):

Years ending December 31,
2019	$4,728
2020	4,341
2021	2,830
2022	2,280
2023	1,897

Total	$16,076

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Litigation

From time to time, the Company may be subject to various litigation matters arising in the ordinary course of business. The Company however is not aware of any currently pending legal matters or claims that could have a material adverse effect on its financial position, results of operations or cash flows should such litigation be resolved unfavorably.

Indemnifications

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors, and officers with respect to certain matters, including, but not limited to, losses arising out of its breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable.

The Company has never paid a material claim, nor has the Company been sued in connection with these indemnification arrangements. As of December 31, 2017 and 2018, the Company has not accrued a liability for these guarantees, because the likelihood of incurring a payment obligation, if any, in connection with these guarantees is not probable or reasonably estimable.

11.	REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Redeemable convertible preferred stock

In August 2017, certain holders of Series A, Series B, Series C, and Series D redeemable convertible preferred stock converted some of their shares to common stock and sold such shares of common stock to new investors. Specifically, 340,960 shares of Series A redeemable convertible preferred stock, 453,409 shares of Series B redeemable convertible preferred stock, 195,401 shares of Series C redeemable convertible preferred stock, and 103,896 shares of Series D redeemable convertible preferred stock converted on a one-to-one basis into shares of common stock.

At December 31, 2017, the Company’s outstanding redeemable convertible preferred stock consisted of the following (in thousands, except share and per share amounts):

	Issuance Price per Share	Shares Authorized	Shares Issued and Outstanding	Proceeds, net of Issuance Costs	Liquidation Preference
Series A	$0.1000	7,387,805	7,046,845	$705	$705
Series B	0.2575	12,306,731	11,853,322	3,052	3,052
Series C	0.1000	2,567,721	2,372,320	236	236
Series D	0.9625	16,779,537	16,675,641	15,802	16,050
Series E	2.4931	12,033,211	12,033,211	29,827	30,000
Series F	5.0940	15,704,747	15,704,747	79,795	80,000
Series G	9.3110	5,500,000	5,369,992	49,914	50,000

		72,279,752	71,056,078	$179,331	$180,043

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

In December 2018, the Company issued 2,943,843 shares of Series H redeemable convertible preferred stock. The following table summarizes the authorized, issued and outstanding redeemable convertible preferred stock of the Company as of December 31, 2018 (in thousands, except share and per share amounts):

	Issuance Price per Share	Shares Authorized	Shares Issued and Outstanding	Proceeds, net of Issuance Costs	Liquidation Preference
Series A	$0.1000	7,387,805	7,046,845	$705	$705
Series B	0.2575	12,306,731	11,853,322	3,052	3,052
Series C	0.1000	2,567,721	2,372,320	236	236
Series D	0.9625	16,779,537	16,675,641	15,802	16,050
Series E	2.4931	12,033,211	12,033,211	29,827	30,000
Series F	5.0940	15,704,747	15,704,747	79,795	80,000
Series G	9.3110	5,500,000	5,369,992	49,914	50,000
Series H	25.4769	2,943,843	2,943,843	74,841	75,000

		75,223,595	73,999,921	$254,172	$255,043

The terms of all the redeemable convertible preferred stock are summarized below:

Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding-up of the Company, including a deemed liquidation event, the holders of redeemable convertible preferred stock will be entitled to receive, prior and in preference to any distribution of any assets to the holders of common stock, an amount per share equal to the greater of (i) the original issuance price (as adjusted for stock splits, stock dividends, reclassification, and the like) for each share of convertible stock held by them, plus any declared but unpaid dividends, and (ii) the amount such holder, would have received if, immediately prior to such event, the holder converted such shares of redeemable convertible preferred stock into common stock. If, upon any such liquidation event, the available funds and assets are insufficient to make payment in full to all holders of preferred stock, then such assets are to be distributed among the holders of each series of preferred stock, in proportion to the full amounts to which they would otherwise be respectively entitled if such amounts had been paid in full. After the payment of all preferential amounts, the remaining assets and funds of the Company legally available for distribution are to be distributed ratably to the holders of common stock.

A deemed liquidation event includes (i) any consolidation, stock exchange or merger of the Company, or any other corporate reorganization in which more than 50% of the Company’s voting power is transferred, or (ii) the sale, lease, license or other disposition of all or substantially all of the assets or intellectual property of the Company, or any transfer of assets, except in the ordinary course of business, for more than $500.0 million individually or in the aggregate.

Although the redeemable convertible preferred stock is not mandatorily redeemable or currently redeemable, a deemed liquidation event including a greater than 50% change in control or sale of substantially all the Company assets would trigger a redemption event not solely within the Company’s control. Therefore, all shares of redeemable convertible preferred stock have been presented in mezzanine equity at each balance sheet date.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into such number of shares of common stock as is determined by dividing the applicable original issue price by the conversion price in effect at the time of conversion. The conversion prices and original issue prices for Series A, Series B, Series C, Series D, Series E, Series F, Series G and Series H redeemable convertible preferred stock is $0.1000, $0.2575, $0.1000, $0.9625, $2.4931, $5.0940, $9.3110 and $25.4769 per share, respectively, and each as adjusted for any stock dividends, combinations, splits, and recapitalizations, and the like, as defined by the amended articles of incorporation. Additionally, the conversion prices of Series D, Series E, Series F, Series G and Series H redeemable convertible preferred stock are subject to adjustment for the issuance or deemed issuance of shares of common stock below their then effective conversion price. As of December 31, 2018, the conversion ratio of preferred stock to common stock was one-to-one.

Each share of redeemable convertible preferred stock will automatically convert into shares of common stock at the then-effective conversion rate for each such share immediately upon the earlier of (1) the Company’s sale of its common stock in a firm commitment of an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, which results in a pre-money equity valuation of $500.0 million and the gross cash proceeds to the Company are at least $50.0 million (before underwriting discounts and commissions) or (2) at any time the affirmative vote or written consent of the majority of the then outstanding Series D, Series E, Series F, Series G and Series H redeemable convertible preferred stockholders (collectively the “Senior Preferred”), voting together as a single class, provided that the automatic conversion of any series of Senior Preferred will require a separate vote of each respective series.

Voting rights

The holders of the redeemable convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders’ vote. Each redeemable convertible preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. In addition, the separate affirmative vote or written consent of a majority of the holders of redeemable convertible preferred stock, voting together as a single class, is required to effect or validate certain actions including but not limited to any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or other securities convertible into equity securities; redemption or repurchase of shares of common stock or preferred stock; payment or declaration of a dividend on any shares of common stock or preferred stock; or increase or decrease in the number of authorized members of the Board, as specified in the Fifth Amended and Restated Certificate of Incorporation of the Company, dated December 4, 2018 (the “Charter”). Similarly, subject to certain conditions, the separate affirmative vote of a majority of the Series G preferred stockholders or a separate affirmative vote of the Senior Preferred stockholders are each also required to effect or validate certain additional actions as specified in the Charter.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The Company’s Board of Directors, consisting of six members as of December 31, 2017 and 2018, are elected by the holders of the outstanding common stock and redeemable convertible preferred stock as follows:

•	Holders of Series A, B and C redeemable convertible preferred stock, voting together as a single class, are entitled to elect one director of the Company;

•	Holders of Series D redeemable convertible preferred stock, voting together as a separate class, are entitled to elect one director of the Company;

•	Holders of Series F redeemable convertible preferred stock, voting together as a separate class, are entitled to elect one director of the Company;

•	Holders of common stock, voting as a separate class, are entitled to elect two directors of the Company; and

•	Holders of common stock and redeemable convertible preferred stock, voting together as a single class, are entitled to elect the remaining members of the Board.

Dividends

In the event dividends are paid or distributions made on any share of common stock, whether in cash or property, the Company will first pay a dividend or make a distribution on all outstanding shares of the preferred stock on a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock. Dividends are non-cumulative. The Company has not declared or paid any dividends on its convertible preferred or common stock to date.

Common stock

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock a certain number of shares sufficient to affect the conversion of all outstanding shares of preferred stock and shares granted and available for grant under the Company’s stock option plan. At December 31, 2017 and 2018, the Company has reserved 88,094,775 and 96,078,672 shares of common stock, respectively, on an as-converted basis, for future issuance as follows:

	2017	2018
Stock options outstanding	14,027,404	17,037,354
Shares available for future stock option grants	3,011,293	5,041,397
Conversion of redeemable convertible preferred stock	71,056,078	73,999,921

Total	88,094,775	96,078,672

12.	STOCK-BASED COMPENSATION

2014 Stock option plan

In June 2014, Company adopted the 2014 Equity Incentive Plan (“2014 Plan”), which was most recently amended in December 2015. The 2014 Plan provides for the issuance of incentive and non-statutory stock options to purchase common shares and the grant of other common stock

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

awards to employees, officers, consultants, and directors of the Company. The 2014 Plan serves as the successor to the Company’s 2012 and 2004 Plans. On the date the Company adopted the 2014 Plan, any options issued and outstanding under the 2012 and 2004 Plans were substituted by options with identical terms to purchase the Company’s common stock under the 2014 Plan. As of December 31, 2018, the maximum number of shares issuable under the 2014 Plan was 32,212,969, of which 5,041,397 shares were available for issuance. Options issued under the 2014 Plan generally are exercisable for periods not to exceed 10 years and generally vest over a four to five-year period. The Company issues new shares upon exercise of stock-based awards.

Determination of fair value

During the years ended December 31, 2017 and 2018, the fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2017	2018
Risk-free interest rate	1.9% to 2.2%	2.6% to 3.0%
Expected term (in years)	5.6 to 5.9	5.4 to 5.5
Estimated dividend yield	0%	0%
Estimated volatility	41% to 45%	39% to 41%

Use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions. The assumptions used in the Company’s option-pricing model represent management’s best estimates and are as follows:

Fair value of common stock

The fair value of the common stock underlying the Company’s stock-based awards was determined by the Company’s Board of Directors, with input from management and a third-party valuation firm. Because there is no public market for the Company’s stock, the Company’s Board of Directors determined the common stock fair value at the stock option grant date by considering several objective and subjective factors, including the price paid by investors for its common and preferred stock, actual and forecasted operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones within the Company, the rights and preferences of its common and preferred stock, and the likelihood of achieving a liquidating event. The fair value of the underlying common stock will be determined by the Board of Directors until such time as the Company’s common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Expected term

The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The expected term assumptions were determined based upon actual historical exercises and post-vesting cancellations, adjusted for expected future exercises.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Expected volatility

The expected volatility of stock options is estimated based upon the historical volatility of a group of publicly traded companies, selected by management, which are in similar stages of development and comparable industries for a period commensurate with the expected term.

Risk-free interest rate

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Dividend yield

The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero was utilized.

Stock option activity

The following table summarizes the stock option activity under the 2014 Plan during the year ended December 31, 2018 (aggregate intrinsic value in thousands):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2017	14,027,404	$2.96	7.9	$101,955
Granted	5,474,500	12.44
Exercised	(1,964,147)	1.64		19,187
Cancelled/Forfeited	(500,403)	6.21

Outstanding at December 31, 2018	17,037,354	6.06	7.8	129,089

Exercisable at December 31, 2018	6,847,043	2.58	6.5	75,744

The weighted-average grant date fair value of options granted for the years ended December 31, 2017 and 2018 was $3.24 and $5.01 per share, respectively.

On November 3, 2017 the Company amended a former executive’s stock option agreement allowing for the partial acceleration of vesting dates associated with certain grants and an extension of the post-termination exercise period. The Company estimated $0.4 million of incremental expense associated with these modifications that was recorded as a component of stock-based compensation expense during 2017.

As of December 31, 2017, the total unrecognized stock-based compensation for unvested stock options was $14.9 million which is expected to be recognized over a weighted average period of 2.77 years. As of December 31, 2018, the total unrecognized stock-based compensation for unvested stock options was $33.3 million which is expected to be recognized over a weighted average period of 2.71 years. There were no net tax benefits recognized in the consolidated statements of operations and comprehensive loss for stock-based compensation arrangements for the years ended December 31, 2017 and 2018 due to the Company having a full valuation allowance against its deferred tax assets.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Stock-based compensation

For each reported period, the Company recorded total stock-based compensation cost as follows (in thousands):

	2017	2018
Cost of revenue	$191	$567
Sales and marketing	1,446	2,790
Research and development	1,103	2,380
General and administrative	692	1,752

Total stock-based compensation expense	3,432	7,489
Stock-based compensation capitalized for software development	148	393

Total stock-based compensation cost	$3,580	$7,882

Restricted stock units

In July 2018, we granted 308,000 RSUs to certain executives which contain both performance and service vesting conditions. The awards commence vesting on the effective date of a registration statement for our initial public offering (“IPO”) so long as the IPO occurs before July 2025 (the “performance condition”) and then vest annually in four equal installments thereafter, subject to the continued employment of the executive (the “service condition”).

In September 2018, we granted 123,000 RSUs to employees that joined us through the Zimfly acquisition, which contain both performance and service vesting conditions. The performance vesting condition is satisfied based on the occurrence of the liquidity event (either an IPO or a change in control). The service-based vesting period for these awards is approximately three years, starting on the grant date, with 1/3 of the awards granted vesting on the first anniversary of the vesting commencement date, and the remaining awards granted vesting in quarterly equal installments thereafter.

Because an IPO or change in control is not probable, the performance vesting conditions for the RSUs were not met as of December 31, 2018. Accordingly, no RSUs have vested and no stock-based compensation expense was recognized associated with these grants for the year ended December 31, 2018. The grant date fair value of these RSUs of $5.4 million will be recognized using a graded vesting model due to the performance conditions and will result in a cumulative catch adjustment being recorded for past service to the extent an IPO or change of control occurs.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

13.	INCOME TAXES

The domestic and foreign components of loss before provision for income taxes consisted of the following (in thousands):

	2017	2018
Domestic	$(55,426)	$(57,059)
Foreign	124	638

Total	$(55,302)	$(56,421)

The provision for income taxes is comprised of the following (in thousands):
	2017	2018
Current:
State	$6	$19
Foreign	49	49

Total	55	68

Deferred:
Foreign	183	182

Total	183	182

Provision for income taxes	$238	$250

The provision for income taxes differs from the amount computed by applying the US federal statutory rate of 34% and 21% for the years ended December 31, 2017 and 2018, respectively, to loss before provision for income taxes as shown below (in thousands):

	2017	2018
Computed expected income tax benefit	$(18,803)	$(11,848)
State income taxes - net of federal income tax benefit	(1,149)	(1,524)
Change in valuation allowance	4,091	16,090
Non-deductible expenses	1,048	1,068
Stock based compensation	1,058	1,167
Tax credits	(3,802)	(4,632)
Foreign rate differential	(5)	92
Federal statutory rate change	17,971	-
State statutory rate change	16	4
Other	(187)	(167)

Provision for income taxes	$238	$250

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2017 and 2018, are presented below (in thousands):

	2017	2018
Deferred tax assets:
Net operating loss	$31,749	$44,704
Tax credits	7,118	11,846
Prepaid and accrued expenses	714	2,788
Deferred revenue	1,118	493
Property and equipment	156	184
Others	22	70
State taxes	4	4

Total deferred tax assets	40,881	60,089
Valuation allowance	(36,214)	(51,703)

Total	4,667	8,386

Deferred tax liabilities:
Capitalized software	(1,205)	(3,129)
Contract cost asset	(3,648)	(5,641)

Total deferred tax liabilities	(4,853)	(8,770)

Total	$(186)	$(384)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax-planning strategies in making this assessment. Based upon management’s assessment of all available evidence, the Company has concluded that it is not more likely than not that the net deferred tax assets will be realized in the United States. Accordingly, the Company’s U.S. net deferred tax assets have been fully offset by a valuation allowance. The Company has net deferred tax liabilities in each foreign jurisdiction.

The following table summarizes the activity related to the valuation allowance (in thousands):

	2017	2018
Beginning balance	$32,123	$36,214
Current year change	4,091	15,489

Ending balance	$36,214	$51,703

The Company files income tax returns in the U.S. federal jurisdiction, Australia, Canada, England, and various U.S. states. The Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2014.

As of December 31, 2018, we had an immaterial amount of unremitted earnings in our subsidiaries located outside of the U.S. for which state taxes have not been paid. Our intention is

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

to indefinitely reinvest these earnings outside the U.S. If we were to remit our foreign earnings, we would be subject to state income taxes or withholding taxes imposed on actual distributions, or currency transaction gains (losses) that would result in taxation upon remittance. However, the amounts of any such tax liabilities resulting from the repatriation of foreign earnings are not material.

As of December 31, 2017 and 2018, the Company has federal net operating losses (“NOLs”) of approximately $132.4 million and $184.7 million, respectively, which will begin to expire in 2025. Federal NOLs generated commencing in 2018 can be carried forward indefinitely. As of December 31, 2017 and 2018, the Company has state net operating losses of approximately $72.6 million and $101.1 million, respectively, which will begin to expire in 2029. The majority of state NOLs are derived from California. Section 382 of the Internal Revenue Code of 1986, as amended, places a limitation on the realizability of NOLs in future periods if the ownership of the Company has changed more than 50 percentage points over a rolling three-year period. The Company performed a study to determine whether NOL limitations exist under Section 382 through 2017, and concluded that no limitations exist. There have been no major ownership changes in 2018.

As of December 31, 2018, the Company had credits for research activities available for carryforward for federal income tax purposes of approximately $7.9 million and for state income tax purposes of approximately $7.0 million, which are available to offset future income tax in those jurisdictions and begin to expire in 2023 for federal and have no expiration for state.

The following table summarizes the activity related to unrecognized tax benefits (in thousands):

	2017	2018
Beginning balance	$4,283	$3,764
Increases related to current period positions	734	1,336
Decreases related to prior period positions	(1,253)	-

Ending balance	$3,764	$5,100

Due to the Company’s full valuation allowance in the United States, none of the unrecognized tax benefits would affect the Company’s effective tax rate, if recognized. The Company does not anticipate any significant increases or decreases to its unrecognized tax positions within the next twelve months. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2017 and 2018, no interest and penalties related to income tax positions were accrued.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Reform Act”) was signed into law. The legislation significantly changed U.S. tax law by, among other things, lowering corporate income tax rates, implementing a modified territorial tax system and imposing a tax on deemed repatriated earnings of foreign subsidiaries.

The Tax Reform Act reduced the U.S. statutory tax rate from 34% to 21% for tax years after December 31, 2017. Accordingly, we re-measured our deferred taxes as of December 31, 2017 to reflect the reduced rate that will apply in future periods when these deferred taxes are settled or realized. The amounts related to the re-measurement which was fully offset by a concurrent change in the valuation allowance, resulting in no tax expense impact.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The Tax Reform Act also provided for a one-time deemed mandatory repatriation of post-1986 undistributed foreign subsidiary earnings and profits (“E&P”) through the year ended December 31, 2017. The Company has performed a review of its foreign entities and has determined that the transition tax on deemed repatriated income does not result in tax expense in 2017, since the transition tax liability is fully reduced by existing tax attribute carryforwards. The transition tax liability is immaterial.

The Tax Reform Act also includes new anti-deferral, anti-base erosion, and base broadening provisions, as well as limitations on interest expense deductions.

The net impact from applying the new provisions prescribed by the Tax Reform Act was immaterial to our consolidated financial statements due to the full valuation allowance against our deferred tax assets.

14.	NET LOSS PER SHARE

Basic and diluted net income (loss) per share is presented in conformity with the two-class method required for participating securities. The Company’s redeemable convertible preferred stock are participating securities as the holders of the redeemable convertible preferred stock are entitled to participate in dividends with common stock. In periods of net income, net income is attributed to common stockholders and participating securities based on their participation rights and basic net income per share is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Net losses are not allocated to the redeemable convertible preferred stock as the holders of the redeemable convertible preferred stock do not have a contractual obligation to share in any losses. Accordingly, basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted net income per share attributable to common stockholders adjusts basic net income per share for the potentially dilutive impact of stock options and redeemable convertible preferred stock. As the Company has reported net losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

The following weighted-average potentially dilutive shares are excluded from the diluted earnings per share as they are anti-dilutive:

	2017	2018
Redeemable convertible preferred stock	71,772,205	71,273,842
Options to purchase common stock	12,833,384	14,969,769
Unvested early exercised common stock	332,454	142,143

Total	84,938,043	86,385,754

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

15.	OTHER DISCLOSURES

Segments

We operate as a single operating segment. Our chief operating decision maker is our Chief Executive Officer who regularly reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources.

Additional ASC 606 disclosures

Contract liabilities consist of revenue that is deferred when we have the contractual right to invoice in advance of transferring services to our customers. Substantially all deferred revenue at the beginning of 2017 and 2018 was recognized as revenue during the subsequent annual fiscal period.

The transaction price allocated to remaining performance obligations represents the contracted transaction price that has not yet been recognized as revenue, which includes deferred revenue and amounts under non-cancellable contracts that will be invoiced and recognized as revenue in future periods. As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was $264.1 million, of which the Company expects to recognize approximately 64% of this amount as revenue in 2019 and substantially all of the remainder in 2020 and 2021.

Revision to State Net Operating Loss Disclosures

The state net operating losses disclosed in the previously issued financial statements have been revised in Note 13 from $63.9 million to $72.6 million and from $169.6 million to $101.1 million as of December 31, 2017 and 2018, respectively, to correct for immaterial errors identified in the calculation of such amounts. The errors had no impact on the Company’s financial position, results of operations, or cash flows.

16.	EMPLOYEE BENEFIT PLANS

The Company has a defined-contribution plan in the U.S. intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company makes contributions to the plan up to 4% of the participating employee’s W-2 earnings and wages. Matching contributions to the 401(k) Plan totaled $1.2 million and $4.1 million for the years ended December 31, 2017 and 2018, respectively.

The Company also has defined-contribution plans in certain other countries. The Company made matching contributions to these plans totaling $0.2 million and $0.5 million for the years ended December 31, 2017 and 2018, respectively.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

17.	GEOGRAPHIC INFORMATION

The following table sets forth the Company’s revenues by geographic region, which is determined based on the billing location of the customer (in thousands):

Year Ended December 31,	2017	2018
United States	$103,080	$167,525
Rest of the world	9,171	18,871

Total revenue	$112,251	$186,396

The following table sets forth the total of property and equipment, net, and right of use lease assets by geographic region (in thousands):

As of December 31,	2017	2018
United States	$57,061	$89,207
Rest of the world	2,128	2,507

Total	$59,189	$91,714

18.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 30, 2019, the date these consolidated financial statements were available to be issued and has determined that the following subsequent events require disclosure in the consolidated financial statements.

The Company entered into a hosting contract on January 22, 2019 to purchase $30.9 million of cloud storage over a 4-year period beginning February 1, 2019.

On July 30, 2019, the Company completed its acquisition of all the outstanding stock of Honest Buildings, Inc. (the “Honest Merger”). The Honest Merger was a cash and stock transaction, consisting of $37.5 million in cash, subject to working capital and other adjustments, and 4,205,482 shares of newly issued Series H-1 redeemable convertible preferred stock and exchange of stock options. Under the terms of the Honest Merger, each holder of capital stock of Honest Buildings, Inc. became entitled to receive a certain amount of cash or cash and shares of the Series H-1 redeemable convertible preferred stock, subject to a $15 million cash and share holdback for certain potential post-closing claims. Honest Buildings, Inc. provides project management software services for owners that ensure capital and construction projects are completed on time and on budget. Due to the timing of the acquisition, the initial accounting for the acquisition including the valuation of the stock consideration, which will require a valuation as of the acquisition date, is incomplete. As such, the Company is not able to disclose certain information relating to the acquisition including the aggregate fair value of the purchase consideration and the preliminary fair value of assets acquired and liabilities assumed.

Events Subsequent to Original Issuance of the Consolidated Financial Statements (Unaudited)

In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events through November 20, 2019, the date the financial statements were available to be reissued.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

On August 8, 2019, the Company completed the acquisition of Construction BI, LLC, (“CBI”), an Ohio limited liability company, by acquiring 100% of the outstanding voting interests in CBI for approximately $1.1 million in cash consideration. The purpose of this acquisition is to accelerate the development of the Company’s business intelligence and data analytics solutions.

On September 24, 2019, the Company issued 2,112,744 shares of Series I redeemable convertible preferred stock at a price of $37.87 per share raising gross proceeds of approximately $80.0 million. The rights and preferences of the Series I redeemable preferred stock are substantially similar to the existing Senior Preferred disclosed in Note 11.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest. At present, there is no pending litigation or proceeding involving a director or officer of ours regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since September 30, 2016 we have issued the following unregistered securities:

Preferred Stock Issuances

In December 2016, we sold an aggregate of 5,369,992 shares of our Series G redeemable convertible preferred stock to a total of two accredited investors at a purchase price of $9.311 per share, for an aggregate purchase price of $49,999,996.

In December 2018, we sold an aggregate of 2,943,843 shares of our Series H redeemable convertible preferred stock to one accredited investor at a purchase price of $25.4769 per share, for an aggregate purchase price of $74,999,994.

In September 2019, we sold an aggregate of 2,112,744 shares of our Series I redeemable convertible preferred stock to a total of seven accredited investors at a purchase price of $37.8654 per share, for an aggregate purchase price of $79,999,897.

Plan-Related Issuances

From September 30, 2016 through November 20, 2019, we granted to certain directors, officers, employees, consultants and other service providers options to purchase an aggregate of 17,565,891 shares of our common stock under the 2014 Plan at exercise prices ranging from $0.88 to $26.75 per share, for an aggregate exercise price of $219,333,544.

From September 30, 2016 through November 20, 2019, we granted to certain directors, officers, employees, consultants and other service providers an aggregate of 1,400,720 RSUs to be settled in shares of our common stock under the 2014 Plan.

Issuances in Connection with Acquisitions

In July 2019, we issued an aggregate of 3,870,826 shares of our Series H-1 redeemable convertible preferred stock in connection with our acquisition of a certain company and as consideration to individuals and entities who were former service providers and/or stockholders of such company.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2*	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated September 24, 2019.

5.1*	Opinion of Cooley LLP.

10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+	Procore Technologies, Inc. 2014 Equity Incentive Plan and related form agreements.

10.3*+	Procore Technologies, Inc. 2020 Equity Incentive Plan and related form agreements.

10.4*	Lease by and between Carp Two, LLC, and the Registrant, dated as of August 13, 2013, as amended.

10.5*	Lease by and between Carp Two, LLC, and the Registrant, dated as of January 1, 2014, as amended.

10.6*	Lease by and between 6267 Carp Ave, LLC, and the Registrant, dated as of November 1, 2017.

10.7*	Lease by and between 6303 Carpinteria Avenue, LLC, and the Registrant, dated as of October 5, 2015, as amended.

10.8*	Lease by and between 6303 Carpinteria Avenue, LLC, and the Registrant, dated as of May 25, 2016.

21.1	List of subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carpinteria, State of California, on                 , 2020.

PROCORE TECHNOLOGIES, INC.

By:
Craig F. Courtemanche, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Craig F. Courtemanche, Jr., Paul Lyandres and Benjamin C. Singer, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Craig F. Courtemanche, Jr.	President, Chief Executive Officer, and Director (Principal Executive Officer)	, 2020

Paul Lyandres	Chief Financial Officer (Principal Financial Officer)	, 2020

William F. Fleming, Jr.	Vice President, Corporate Controller (Principal Accounting Officer)	, 2020

Steven C. Zahm	President—Chief Culture Officer and Director	, 2020

Brian Feinstein	Director	, 2020

Signature	Title	Date

William Griffith	Director	, 2020

Kevin J. O’Connor	Director	, 2020

Perry A. Wallack	Director	, 2020